
select comfort®

CREATOR OF THE SLEEP NUMBER® BED


10010324

Proxy Statement and Annual Report

for

2010 Annual Meeting


select comfort.

CREATOR OF THE SLEEP NUMBER® BED

Dear Shareholders,

The past two years have been difficult across many industries and for many companies …and Select Comfort was no exception. But when you examine the challenges and how we approached each one with dedication, determination and focus, a story emerges about who we are, where we're going and how we plan to get there.

Select Comfort is a product company at its core. We offer the Sleep Number bed to consumers across the United States and in a few markets outside the country. We believe that everyone is unique. We believe that everyone should love their bed. So, our product offers real benefits, addressing important, relevant customer needs and interests – the Sleep Number bed and bedding accessories provide a better night's sleep for individuals and for couples, and relieves aches and pains associated with other *one-size-fits-all* sleep surfaces. No other leading bed manufacturer offers adjustable firmness of the mattress surface, whether for individuals or for couples sharing the same bed. Simply put, we are becoming the new standard in sleep.

We restructured our company around these beliefs as well as our consumers' appreciation of these real benefits and their demand for the Sleep Number bed, even in the midst of the country's financial crisis. Recognizing the importance of our product, we've continued to invest in product quality and new product development. Last year the only department not impacted by restructuring was product quality; we made significant improvements for long-term product reliability advantage. We also made important advances in product quality, and re-organized our product lines to help customers better understand the value of our offering.

Select Comfort also features a unique business model, well suited for a revolutionary, technical, dynamic and modern product. We sell directly to our customers, allowing us to truly understand their needs and motivations. No other major mattress manufacturer controls point-of-sale to delivery. No other manufacturer can offer the total customer experience found with the Sleep Number brand. Consumers generally don't look forward to mattress shopping – frustrated by many choices, little objective information or differentiation, and little personal service or follow-up. We offer a better solution for customers, from a unique and easy-to-understand product assortment, to a personalized and informative sales interaction – all designed to allow customers to choose the solution and value that best meets their needs.

In order to concentrate on our unique points of differentiation, in 2009, we refocused our distribution on our core, company-controlled retail stores, call center and digital channels – exiting most non-company owned or controlled points of distribution. Market by market, we reduced the density of stores and our fixed costs across the country, and we are now well positioned for productive growth.

Our unique business model also enables us to operate a lean, just-in-time product supply chain with significant cash-generating capability. Our stores operate as showrooms with very little inventory, and plants make-to-order to minimize inventory and maximize working capital. Our limited inventory levels and controlled distribution made it possible to weather the economic difficulties of recent years.

While we restructured and improved processes, we were also able to strengthen our infrastructure and maintain capacity for the future. The strong gross margin earned, while emphasizing value and unit sales growth, is a testament to the fine work of our sales and supply chain teams. As growth returns, we expect to maintain gross-margin rate and expand operating margin by leveraging marketing, sales and G&A. Cash leverage also is expected to increase with growth.

Unique products and great customer experiences don't matter if customers don't know the product, the benefits or where and how to find us. We're a young brand ...Sleep Number was first introduced in 2001. Over time – and particularly this past year – we've learned, and re-learned, the importance of message and media effectiveness. Individualized and adjustable comfort, for individuals and couples, for better sleep and pain relief, are our core advantages and they are unique to us. Owner testimonials and clinical proof invite customers to visit our now-exclusive store locations or call or click to learn more. Finding your Sleep Number is a low hurdle, and our great product, sales teams and owner referrals do the rest. Alternative media, particularly digital marketing, represent significant potential for advancing referral and targeting customers. Solid and effective core messaging and improved marketing efficiency, on top of efficiencies demonstrated companywide, give us confidence that in time we will surpass our historic profit margins, growing profitably and increasing share as we improve more peoples' lives by individualizing their sleep experiences.

The culture and the people make Select Comfort so special to me. We are motivated and driven by our mission to improve peoples' lives by individualizing sleep experiences. Each one of us has experienced the power of this mission and can tell stories about how the Sleep Number bed has helped us, or our family members or special customers. This passion for our mission is an important source of energy and motivation, particularly when times are tough. When times were particularly uncertain, our teams chose not to give in to our challenging debt situation and instead rallied to cut costs, preserve cash, and adjust to the new consumer reality and need for value. Though we had to reduce our overhead and say goodbye to many friends, it was special and motivating to hear their words of understanding and encouragement to advance our mission. We have an experienced and long-tenured team, from the front-line, to management, to the board of directors. In these ranks, having learned from our successes and failures, we have important understanding as well as mutual trust and respect. This is a solid foundation upon which to build a bright future.

I'd also like to recognize the support and wisdom of long-term suppliers and investors. They, too, were instrumental in our survival, in helping us work through our credit issues and more. Whether due to regard for our unique product and business model, or the passion and commitment of the team, the "true believers" within our suppliers and investors helped ensure a positive ending to this chapter in our company's history. We are grateful and pleased to be able to reward their confidence ...and are looking forward to continuing our long-term relationships.

Looking back, 2009 was a remarkable year. Not only did we survive the most difficult year in our industry's history, but we also strengthened our position. Over time, I believe the most important achievements and learning that will shape our future include:

- Protecting and advancing investments in product quality and value;
- Re-establishing the Sleep Number brand and marketing disciplines;
- Establishing a new emphasis on total customer experience; and concentrating on our most productive core sales locations;
- Achieving a new capital structure for our unique business model and the new credit environment; and
- Engaging our people and culture with clear priorities.

Looking forward, with our restructuring behind us, we are well positioned to advance our core business, improve margins and profit, and re-establish predictable and profitable growth. If and when the economy improves, we are in a place to take full advantage for accelerated growth and leverage. Also, we will continue developing employee engagement, our culture, and the capability of the team to realize the long-term potential of this great product and business model.

While 2009 was a remarkable year ...2010 will be a transformational year as we pursue our dream of establishing a new standard in sleep and individualized customer experiences.

Sleep well,

William R. McLaughlin


select comfort.

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 19, 2010

TO THE SHAREHOLDERS OF SELECT COMFORT CORPORATION:

Select Comfort Corporation will hold its Annual Meeting of Shareholders at **1:30 p.m.** Central Time on **Wednesday, May 19, 2010**, at the **Radisson Plaza Hotel Minneapolis** located at **35 South 7th Street, Minneapolis, Minnesota 55402**. The purposes of the meeting are to:

1. Elect two persons to serve as directors for three-year terms;
2. Approve the Select Comfort Corporation 2010 Omnibus Incentive Plan;
3. Approve an amendment to our Third Restated Articles of Incorporation to adopt a plurality vote standard in contested elections of directors; and
4. Approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 1, 2011.

Shareholders of record at the close of business on March 26, 2010 will be entitled to vote at the meeting and any adjournments thereof. A Notice of Internet Availability of Proxy Materials will be mailed to certain shareholders on or about April 6, 2010. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Statement and Annual Report and how to vote your shares. All other shareholders will receive the proxy materials by mail. Please be sure to vote your shares in time for our May 19, 2010 meeting date.

Our Board of Directors recommends that you vote "FOR" each of the agenda items listed above.

By Order of the Board of Directors,

Mark A. Kimball
Senior Vice President,
General Counsel & Secretary

April 6, 2010
Plymouth, Minnesota

TABLE OF CONTENTS

As used in this Proxy Statement, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.


select comfort.

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

May 19, 2010

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Select Comfort Corporation for use at the Annual Meeting of Shareholders. The meeting will be held on Wednesday, May 19, 2010, at 1:30 p.m. Central Time, at the Radisson Plaza Hotel Minneapolis located at 35 South 7th Street, Minneapolis, Minnesota 55402, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Instead of mailing a full set of printed proxy materials to each shareholder, we are now mailing to certain of our shareholders a Notice of Internet Availability of Proxy Materials (the "Shareholder Notice"), which includes instructions on (i) how to access our Proxy Statement and Annual Report on the Internet, (ii) how to request that a printed copy of these proxy materials be forwarded to you, and (iii) how to vote your shares via the Internet. The Shareholder Notice will be mailed to shareholders on or about April 6, 2010. If you receive the Shareholder Notice, you will not receive a printed copy of the proxy materials unless you request a printed copy by following the instructions in the Shareholder Notice. All other shareholders will be sent the proxy materials by mail on or about April 6, 2010.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares in time for our May 19, 2010 meeting date.

Our Board of Directors recommends that the shareholders vote:

- **"FOR" the election of the nominees for Director named herein (Proposal 1);**
- **"FOR" approval of the Select Comfort Corporation 2010 Omnibus Incentive Plan (Proposal 2);**
- **"FOR" approval of the amendment to our Third Restated Articles of Incorporation to adopt a plurality vote standard in contested elections (Proposal 3); and**
- **"FOR" approval of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 1, 2011 (Proposal 4).**

Shareholders Entitled to Vote

Shareholders of record at the close of business on March 26, 2010 will be entitled to vote at the meeting. As of that date, there were 54,622,741 outstanding shares of common stock. Each share is entitled to one vote on each matter to be voted on at the Annual Meeting. Shareholders are not entitled to cumulative voting rights.

Revocation of Proxies

Any shareholder giving a proxy may revoke it at any time prior to its use at the Annual Meeting by:

- Delivering written notice of revocation to the Corporate Secretary prior to 5:00 p.m., Central Time, on May 18, 2010;
- Submitting to the Corporate Secretary a duly executed proxy bearing a later date prior to 5:00 p.m., Central Time, on May 18, 2010;
- Voting again by telephone or via the Internet prior to 11:59 p.m., Eastern Time, on May 18, 2010; or
- Appearing at the Annual Meeting and filing written notice of revocation with the Corporate Secretary or voting your shares in person, prior to use of your proxy.

Attendance at the Annual Meeting will not, by itself, revoke your proxy. For shares you hold in a brokerage account, you may revoke your proxy by contacting your broker or nominee and following their instructions for revoking your proxy.

Quorum Requirements

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting (i.e., at least 27,311,371 shares) will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of common stock represented by a properly signed and returned proxy card or properly voted by telephone or via the Internet will be counted as shares represented and entitled to vote at the Annual Meeting for purposes of determining a quorum, without regard to whether the card reflects abstentions (or is left blank) or reflects a "broker non-vote" on a matter.

"Street name holders" are beneficial owners of shares held in a stock brokerage account or by a bank, trust or other nominee. Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by the broker, bank, trust or other nominee. If a street name holder does not provide timely instructions, the broker or other nominee may have the authority to vote on some proposals but not others. If the broker or other nominee votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner, this results in a "broker non-vote." Broker non-votes on a matter are counted as present for purposes of establishing a quorum for the meeting, but are not considered entitled to vote on that particular matter. Consequently, broker non-votes generally will have no effect on the outcome of the matter. However, if and to the extent that broker non-votes are required to establish the presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the matters to be voted on at the Annual Meeting receive a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting.

Street name holders of shares held in a stock brokerage account or by a bank, trust or other nominee should be aware of a change in voting rules, effective January 1, 2010, that will affect whether their shares will be voted in the election of directors. Under New York Stock Exchange Rule 452 relating to the discretionary voting of proxies by brokers, brokers will no longer be permitted to vote shares with respect to the election of directors without instructions from the beneficial owner. Similarly, brokers are not permitted to vote shares on Proposal 2, to approve the Select Comfort Corporation 2010 Omnibus Incentive Plan, or Proposal 3, to approve an amendment to our Third Restated Articles of Incorporation to adopt a plurality vote standard in contested elections, without instructions.

However, brokers will still be able to vote shares held in brokerage accounts with respect to the approval of the independent registered public accounting firm, even if they do not receive instructions from the beneficial owner. Therefore, street name holders of shares held in a stock brokerage account or by a bank, trust or other nominee are advised that, if they do not timely provide instructions to their broker or other nominee, their shares will not be voted in connection with Proposals 1, 2 and 3.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, each of the matters to be voted upon by shareholders, including the election of directors, will require the affirmative vote of holders of the greater of (i) a majority of the shares represented and entitled to vote in person or by proxy on such matter, or (ii) a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting.

Any broker non-votes on a matter will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether that matter has been approved. However, if and to the extent that broker non-votes are required to establish the presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the matters to be voted on at the Annual Meeting receive a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Shares represented by a proxy voted as "withholding authority" to vote for any nominee for director will be treated as shares present and entitled to vote that were voted "**AGAINST**" the nominee. Abstentions will be treated as unvoted for purposes of determining the approval of the matters and, as a result, will have the same effect as a vote "**AGAINST**" for determining whether the matters receive a sufficient number of votes to be approved.

Signed proxies that lack any specification will be voted:

- **"FOR"** the election of the nominees for Director named herein (Proposal 1);
- **"FOR"** approval of the Select Comfort Corporation 2010 Omnibus Incentive Plan (Proposal 2);
- **"FOR"** approval of the amendment to our Third Restated Articles of Incorporation to adopt a plurality vote standard in contested elections (Proposal 3); and
- **"FOR"** approval of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 1, 2011 (Proposal 4).

Proxy Solicitation Costs

The cost of soliciting proxies, including the furnishing of proxy materials on the Internet and mailing of proxy materials to shareholders who request them will be borne by Select Comfort. We have retained Georgeson Inc. for solicitation and advisory services in connection with this Proxy Statement and related proxy and authorization solicitations. It is estimated that Georgeson Inc. will be paid approximately $8,500 for its services as solicitation agent and will be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify Georgeson Inc. against certain liabilities and expenses which result from Georgeson Inc.'s performance of the proxy solicitation services. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone or personal conversation. We may reimburse brokerage firms and others for expenses in forwarding proxy materials to the beneficial owners of our common stock.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of Select Comfort common stock as of March 5, 2010 (unless another date is indicated) by (a) each director and each executive officer named in the Summary Compensation Table on page 32 of this Proxy Statement, (b) all directors and executive officers as a group and (c) each person known by us to be the beneficial owner of more than 5% of Select Comfort common stock.

Name	Shares of Common Stock Beneficially Owned[1][2]	
	Amount	Percent of Class
Thomas J. Albani	280,392	*
Stephen L. Gulis, Jr.	41,375	*
Shelly R. Ibach[3]	118,122	*
Mark A. Kimball[4]	339,337	*
Christopher P. Kirchen	469,335	*
David T. Kollat	212,892	*
Brenda J. Lauderback	78,127	*
William R. McLaughlin[5]	1,920,574	3.4%
Michael A. Peel	81,500	*
James C. Raabe[6]	403,941	*
Kathryn V. Roedel[7]	229,778	*
Ervin R. Shames[8]	303,751	*
Jean-Michel Valette	216,714	*
All directors and executive officers as a group (16 persons)[9]	5,047,512	8.8%
Adage Capital Partners GP, L.L.C.[10]	6,865,000	12.6%
Sterling SC Investors, LLC[11]	4,841,254	8.9%
Disciplined Growth Investors, Inc.[12]	3,174,274	5.8%

* Less than 1% of the outstanding shares.

(1) Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral: Mr. Albani (225,142 shares); Mr. Gulis (1,125 shares); Ms. Ibach (2,000 shares); Mr. Kimball (47,929 shares); Mr. Kirchen (353,809 shares); Mr. Kollat (56,392 shares); Ms. Lauderback (15,377 shares); Mr. McLaughlin (207,602 shares); Mr. Raabe (73,683 shares); Ms. Roedel (13,528 shares); Mr. Shames (36,435 shares) and Mr. Valette (150,214 shares).

(2) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days through the exercise of stock options or warrants: Thomas J. Albani, 55,250 shares; Stephen L. Gulis, Jr., 40,250 shares; Shelly R. Ibach, 79,094 shares; Mark A. Kimball, 179,676 shares; Christopher P. Kirchen, 73,000 shares; David T. Kollat, 111,500 shares; Brenda J. Lauderback, 62,750 shares; William R. McLaughlin, 1,448,065 shares; Michael A. Peel, 81,500 shares; James C. Raabe, 246,760 shares; Kathryn V. Roedel, 179,094 shares; Ervin R. Shames, 96,500 shares and Jean-Michel Valette, 66,500 shares.

(3) Includes 36,906 shares held under restricted or performance stock grants that have not vested.

(4) Includes 46,219 shares held under restricted or performance stock grants that have not vested.

(5) Does not include 382,582 shares held by BWSJ Corporation, for which Mr. McLaughlin serves as a director and is a shareholder. Mr. McLaughlin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 133,000 shares held under restricted or performance stock grants that have not vested and 13,000 shares held by a Family Trust.

(6) Includes 52,156 shares held under restricted or performance stock grants that have not vested.

(7) Includes 37,156 shares held under restricted or performance stock grants that have not vested.

(8) Includes 56,250 shares held by Mr. Shames' Family Trust and 114,566 shares held in a GRAT.

(9) Includes an aggregate of 2,919,420 shares that directors and executive officers as a group have the right to acquire within 60 days through the exercise of stock options or warrants. Includes an aggregate of 418,337 shares held under restricted or performance stock grants that have not vested.

(10) Adage Capital Partners, L.P. ("ACP"), Adage Capital Partners GP, L.L.C. ("ACPGP"), Adage Capital Advisors, L.L.C. ("ACA"), Robert Atchinson ("Atchinson") and Phillip Gross ("Gross") reported in a Schedule 13G filed with the Securities and Exchange Commission on

December 10, 2009 that as of December 8, 2009, ACP, ACPGP, ACA, Atchinson and Gross beneficially owned an aggregate of 6,865,000 shares. The filing indicated that ACA is the direct holder of the shares of Common Stock and that by virtue of their positions, each of ACPGP, ACA and each of Atchinson and Gross (as Managing Members of ACA) has the power to vote and dispose of the shares of Common Stock held by ACP. Neither Atchinson nor Gross directly own any shares however each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of ACP, ACPGP, ACA, Atchinson and Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(11) Sterling SC Investor, LLC, Sterling Fund Management, LLC, Rudolph Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman, and Michael G. Bronfein reported in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 that, as of the date of the Schedule 13G filing, Sterling SC Investor, LLC is deemed to beneficially own 4,841,254 shares of Common Stock. All of the other reporting persons on the Schedule 13G are affiliates of Sterling SC Investor, LLC and each has shared voting and dispositive power of the 4,841,254 shares of Common Stock. The principal business address for Sterling SC Investor, LLC is 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

(12) Disciplined Growth Investors, Inc. reported in a Schedule 13G filed with the Securities and Exchange Commission on June 30, 2009 that as of March 31, 2009 it beneficially owned 3,174,274 shares of Common Stock of Select Comfort Corporation and had sole power to vote or to direct the vote on 2,792,119 shares and sole power to dispose or to direct the disposition of 3,174,274 shares. The business address of Disciplined Growth Investors, Inc. is 100 South Fifth Street, Suite 2100, Minneapolis, Minnesota 55402.

ELECTION OF DIRECTORS

(Proposal 1)

Nomination

Article XIV of our Articles of Incorporation provides that the number of directors must be at least one but not more than 12 and must be divided into three classes as nearly equal in number as possible. The exact number of directors is determined from time-to-time by the Board of Directors. The term of each class is three years and the term of one class expires each year in rotation.

The Board has determined to reduce the size of the Board from nine members to eight members, effective immediately after the 2010 Annual Meeting. The Board has further determined to nominate **David T. Kollat** and **William R. McLaughlin**, each currently a member of our Board of Directors, to serve for additional terms of three years, expiring at the 2013 Annual Meeting, or until their successors are elected and qualified. Thomas J. Albani, who was elected to our Board of Directors for a three-year term at the 2007 Annual Meeting, will not stand for re-election at the 2010 Annual Meeting.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of each nominee for director requires the affirmative vote of holders of the greater of (i) a majority of the shares represented and entitled to vote in person or by proxy on the election, or (ii) a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Any broker non-votes on the election of each nominee for director will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether that matter has been approved. If and to the extent that broker non-votes are required to establish the presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the election of each nominee for director receives a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Shares represented by a proxy voted as "withholding authority" to vote for any nominee for director will be treated as shares present and entitled to vote that were voted "**AGAINST**" the nominee.

Board Recommendation

The Board recommends a vote "**FOR**" the election of Mr. Kollat and Mr. McLaughlin. In the absence of other instructions, properly signed and delivered proxies will be voted "**FOR**" the election of each of these nominees.

If prior to the Annual Meeting the Board should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for such nominee will be voted for such substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for such fewer number of nominees as results from the inability of any such nominee to serve. The Board has no reason to believe that any of the nominees will be unable to serve.

Information about Nominees and Other Directors

The following table sets forth certain information, as of March 18, 2010, that has been furnished to us by each director and each person who has been nominated by the Board to serve as a director of our company.

Name of Nominee	Age	Principal Occupation	Director Since
Nominees for election this year to three-year terms expiring in 2013:			
David T. Kollat[(2)(3)]	71	President of 22 Inc.; Former Executive Vice President of Marketing for The Limited and former President of Victoria's Secret Catalogue; Also a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.	1994
William R. McLaughlin	53	President and Chief Executive Officer of Select Comfort Corporation.	2000
Directors not standing for election this year whose terms expire in 2011:			
Christopher P. Kirchen[(1)]	67	Managing General Partner and co-founder of BEV Capital, a venture capital firm.	1991
Michael A. Peel[(2)(3)]	60	Vice President for Human Resources and Administration of Yale University; Former Executive Vice President, Human Resources and Global Business Services, General Mills, Inc.	2003
Jean-Michel Valette[(1)]	49	Chairman of the Board of Directors, Peet's Coffee and Tea, Inc.; Also a director of The Boston Beer Company.	1994
Directors not standing for election this year whose terms expire in 2012:			
Stephen L. Gulis, Jr.[(1)]	52	Former Executive Vice President and Chief Financial Officer, Wolverine World Wide, Inc.; Also a director of Independent Bank Corporation.	2005
Brenda J. Lauderback[(3)]	59	Former President of the Retail and Wholesale Group for Nine West Group, Inc.; Also a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc.	2004
Ervin R. Shames*	69	Chairman of the Board (non-executive) of Select Comfort Corporation; Former Chief Executive Officer of Borden, Inc. and Stride Rite Corporation; Also a director of Choice Hotels International, Inc. and Online Resources Corporation.	1996
Director not standing for re-election this year whose term expires in 2010:			
Thomas J. Albani[(1)]	67	Former President and Chief Executive Officer of Electrolux Corporation; Also a director of Barnes Group Inc.	1994

(1) Member of the Audit Committee

(2) Member of the Management Development and Compensation Committee

(3) Member of the Corporate Governance and Nominating Committee

* In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any Committee meeting.

Additional Information about Nominees and Other Directors

David T. Kollat has served as a member of our Board of Directors since February 1994. Dr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, he served in various management capacities for Limited Brands, a women's apparel retailer, including Executive Vice President of Marketing and President of Victoria's Secret Catalogue. Dr. Kollat also serves as a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.

We believe Mr. Kollat is qualified to serve on our Board because he provides our Board with many years of experience in management and board service with branded consumer goods manufacturers and retailers. Mr. Kollat also brings insight into best practices in corporate governance and board processes from his extensive experience in board and board committee service with other publicly traded companies.

William R. McLaughlin joined our company in March 2000 as President and Chief Executive Officer and as a member of our Board of Directors. From May 2004 through February 2008, Mr. McLaughlin also served as Chairman of our Board of Directors. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various management capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

We believe Mr. McLaughlin is qualified to serve on our Board because he has extensive executive management experience with a leading consumer packaged good company. Mr. McLaughlin also brings to our Board intimate knowledge of our company's operations gained during his ten years of leadership as our Chief Executive Officer.

Christopher P. Kirchen has served as a member of our Board of Directors since December 1991. Mr. Kirchen is currently Managing General Partner of BEV Capital, a venture capital firm that he co-founded in March 1997. From 1986 to December 2002, he was a General Partner of Consumer Venture Partners, a venture capital firm that was an investor in our company. Mr. Kirchen also serves as a director of several privately held companies.

We believe Mr. Kirchen is qualified to serve on our Board because, through his long career in the venture capital industry, he brings to our Board substantial experience with numerous branded consumer companies in various stages of growth and an entrepreneurial orientation. Mr. Kirchen also possesses substantial experience in financial markets and financial reporting processes.

Michael A. Peel has served as a member of our Board of Directors since February 2003. In October 2008, Mr. Peel was appointed Vice President for Human Resources and Administration of Yale University. From 1991 to 2008, Mr. Peel served in various management capacities for General Mills, Inc., a manufacturer and marketer of packaged consumer foods, including most recently as Executive Vice President, Human Resources and Global Business Services. From 1977 to 1991, Mr. Peel served in various management capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991.

We believe Mr. Peel is qualified to serve on our Board because he brings to our Board extensive experience in senior executive management with a large consumer-oriented, publicly traded company, including in particular deep expertise in human resources management and executive compensation matters.

Jean-Michel Valette has served as a member of our Board of Directors since October 1994. Mr. Valette has been an independent adviser to branded consumer companies since May 2000. Since January 2004 he has served as Chairman of the Board of Directors of Peet's Coffee and Tea, Inc.

Mr. Valette also served as non-executive Chairman of the Robert Mondavi Winery from April 2005 to October 2006 and was its President and Managing Director from October 2004 to April 2005. From August 1998 to May 2000, Mr. Valette was President and Chief Executive Officer of Franciscan Estates, Inc., a premium wine company. He was a Managing Director of Hambrecht & Quist LLC, an investment banking firm, from October 1994 to August 1998 and served as a Senior Analyst at Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette also serves as a director of The Boston Beer Company.

We believe Mr. Valette is qualified to serve on our Board because he has extensive experience in executive management and in board service and leadership with several branded consumer companies. Mr. Valette also brings significant financial industry experience and knowledge of and experience in financial reporting and related processes and corporate governance.

Stephen L. Gulis, Jr., was first appointed to our Board of Directors in July 2005. From April 1996 to October 2007, Mr. Gulis was the Executive Vice President, CFO and Treasurer of Wolverine World Wide, Inc., a global marketer of branded footwear, apparel and accessories (WWW). From October 2007 until his retirement in July of 2008, he served as Executive Vice President and President of Global Operations for WWW. From 1988 to 1996, Mr. Gulis served in various other management capacities with WWW, including CFO, Vice President of Finance, and Vice President Finance and Administration of the Hush Puppies Company. Prior to joining WWW, he served six years on the audit staff of Deloitte & Touche. Mr. Gulis also serves as a director of Independent Bank Corporation.

We believe Mr. Gulis is qualified to serve on our Board because he brings to our Board extensive senior executive experience with a publicly traded consumer products company, including in particular experience as a chief financial officer in financial auditing and reporting and internal controls. Mr. Gulis also has experience in management of human resources and product quality.

Brenda J. Lauderback was first appointed to our Board of Directors in February 2004. Ms. Lauderback served as President of the Retail and Wholesale Group for the Nine West Group, Inc., a designer and marketer of women's footwear and accessories, from May 1995 until January 1998. Ms. Lauderback also serves as a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc. Within the last five years, Ms. Lauderback also served as a director of Louisiana-Pacific Corporation until May 2005 and Irwin Financial Corporation until September 2009.

We believe Ms. Lauderback is qualified to serve on our Board because she has extensive executive management experience with prominent national retailers. Ms. Lauderback's experience on other boards of directors and board committees also provides our Board with insight into best practices in corporate governance and board processes.

Ervin R. Shames has served as a member of our Board of Directors since April 1996 and was elected Chairman of the Board in February 2008. Mr. Shames previously served as Chairman of our Board of Directors from April 1996 to April 1999. From May 2004 until February 2008, Mr. Shames assumed the role of Lead Director under our Corporate Governance Principles. Since January 1995, Mr. Shames has served as an independent management consultant to consumer goods and services companies, advising on management and marketing strategy. From 1996 until 2008, he was a Lecturer at the University of Virginia's Darden Graduate School of Business. From December 1993 to January 1995, he served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. From June 1990 to June 1992, he was the Chief Executive Officer of Stride Rite Corporation and from June 1992 to July 1993 he was Stride Rite's Chairman and Chief Executive Officer. From 1967 to 1989, Mr. Shames was employed by General Foods/Altria Companies in varying capacities including the presidencies of General Foods International, General Foods USA and Kraft USA. Mr. Shames also serves as a director of Choice Hotels International, Inc., Online Resources Corporation and several privately held companies.

We believe Mr. Shames is qualified to serve on our Board because he brings to our Board extensive experience as a senior executive of several national or multi-national branded consumer companies, as well as experience on other publicly traded boards and board committees. Mr. Shames provides our Board with extensive knowledge and experience in general management and consumer marketing as well as insightful leadership as Chairman of our Board.

Thomas J. Albani has served as a member of our Board of Directors since February 1994. Mr. Albani served as President and Chief Executive Officer of Electrolux Corporation, a manufacturer of premium floor care machines, from June 1991 to May 1998. From September 1984 to April 1989, he was employed by Allegheny International Inc., a home appliance manufacturing company, in a number of positions, most recently as Executive Vice President and Chief Operating Officer. Mr. Albani also serves as a director of Barnes Group Inc. Mr. Albani's current term on our Board will expire at this year's Annual Meeting and he will not stand for re-election.

Corporate Governance

Information about the Board of Directors and its Committees

The Board of Directors has determined that each of the following directors is an "independent director" as defined by applicable rules of the NASDAQ Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"):

Thomas J. Albani	David T. Kollat	Ervin R. Shames
Stephen L. Gulis, Jr.	Brenda J. Lauderback	Jean-Michel Valette
Christopher P. Kirchen	Michael A. Peel	

In addition, Christine M. Day, whose term of service with our Board expired on December 14, 2009, was also an independent director under the definition referenced above.

The Board maintains three standing committees, including an Audit Committee, a Management Development and Compensation Committee and a Corporate Governance and Nominating Committee. Until February 2010, the Board also maintained a standing Finance Committee. Each of the committees of the Board has a charter and each of these charters is included in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement.

The current members of each of the Board committees are identified in the table below. In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any committee meeting.

Director	Audit Committee	Management Development and Compensation Committee	Corporate Governance and Nominating Committee	Finance Committee*
Thomas J. Albani	X			X
Stephen L. Gulis, Jr.	Chair			X
Christopher P. Kirchen	X			X
David T. Kollat		X	X	
Brenda J. Lauderback			Chair	
Michael A. Peel		Chair	X	
Ervin R. Shames		X		
Jean-Michel Valette	X			Chair

* The Finance Committee was eliminated in February 2010.

The Board has determined that each member of the Board committees meets the independence requirements applicable to those committees prescribed by applicable rules and regulations of the NASDAQ Stock Market, the SEC, and the Internal Revenue Service.

The Board of Directors has further determined that two members of the Audit Committee, Stephen L. Gulis, Jr. and Jean-Michel Valette, meet the definition of "audit committee financial expert" under rules and regulations of the SEC and meet the qualifications of "financial sophistication" under the Marketplace Rules of the NASDAQ Stock Market. These designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters are disclosure requirements of the SEC and the NASDAQ Stock Market and do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of our Audit Committee or of our Board of Directors.

The Board of Directors met in person or by telephone conference 46 times and took action by written consent on three occasions during 2009. The Audit Committee met in person or by telephone conference nine times during 2009. The Management Development and Compensation Committee met in person or by telephone conference six times during 2009. The Finance Committee met in person or by telephone conference 24 times and took action by written consent on two occasions during 2009. The Corporate Governance and Nominating Committee met in person or by telephone conference two times during 2009. All of the current members of our Board of Directors attended 75% or more of the meetings of the Board and all committees on which they served during fiscal 2009.

Audit Committee. The Audit Committee is comprised entirely of independent directors, currently including Stephen L. Gulis, Jr. (Chair), Thomas J. Albani, Christopher P. Kirchen and Jean-Michel Valette. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of our company. The Audit Committee is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The responsibilities and functions of the Audit Committee are further described in the Audit Committee Report beginning on page 64 of this Proxy Statement.

Management Development and Compensation Committee. The Management Development and Compensation Committee is comprised entirely of independent directors, currently including Michael A. Peel (Chair), David T. Kollat and Ervin R. Shames. The principal function of the Management Development and Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the company's executive officers. The responsibilities and functions of the Management Development and Compensation Committee are further described in the Compensation Discussion and Analysis beginning on page 19 of this Proxy Statement.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised entirely of independent directors, currently including Brenda J. Lauderback (Chair), David T. Kollat and Michael A. Peel. The primary functions of the Corporate Governance and Nominating Committee are to develop and recommend to the Board corporate governance principles to govern the Board, its committees, and our executive officers and employees in the conduct of the business and affairs of our company; to identify and recommend to the Board individuals qualified to become members of the Board and its committees; and to develop and oversee the annual Board and Board committee evaluation process.

Finance Committee. The Finance Committee, which was eliminated in February 2010, was comprised entirely of independent directors, including Jean-Michel Valette (Chair), Thomas J. Albani,

Stephen L. Gulis, Jr. and Christopher P. Kirchen. The primary functions of the Finance Committee were to:

- Review and consult with senior management regarding financial matters, including the company's financial condition, plans and strategies, investor relations strategies, cash management strategies, risk management strategies and legal and tax structure;
- Review and consult with senior management regarding, and make recommendations to the Board regarding, the issuance or retirement of debt or equity, dividend policies and dividend declarations, stock splits and similar changes in capitalization and acquisitions, divestitures and joint ventures and the related financial strategies or arrangements; and
- Review and consult with senior management regarding, and approve on behalf of the Board, the company's cash investment policies, unbudgeted capital commitments and operating leases up to $5 million, and stock repurchase authority (subject to limitations established by the Board from time-to-time).

Board Leadership Structure

Our Board is currently comprised of eight independent directors and one employee director, Mr. McLaughlin, who has served as our President and Chief Executive Officer since joining the company in 2000. Mr. McLaughlin also served as Chairman of the Board from May 2004 through February 2008. At that time, with Mr. McLaughlin's support, the Board determined to separate the positions of Chairman of Board and Chief Executive Officer and Ervin R. Shames was appointed Chairman of the Board. The Board decided to separate these roles based on its ongoing review of best practices in corporate governance and to enable Mr. McLaughlin to focus all of his time and energy in leadership of the day-to-day operations of the company and its growth and profitability initiatives as it faced the challenges of the recent economic downturn.

The Board continues to believe, for the reasons noted above, that separation of these roles is the most appropriate leadership structure for the Board and the company at this time. Consistent with the company's Corporate Governance Principles, the Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. During any period in which the positions of Chairman of the Board and CEO are combined, the Board would appoint a Lead Director from among the independent members of the Board, who would have certain Board leadership responsibilities specified in our Corporate Governance Principles.

Board Role in Risk Oversight

Our Board is generally responsible for overseeing the company's policies and practices with respect to risk assessment and risk management, and has delegated to the Audit Committee the responsibility of assisting the Board in fulfilling this role. Among its duties and processes, the Audit Committee (a) reviews and discusses with management the company's policies and practices with respect to risk assessment and risk management; (b) oversees the company's internal audit function and processes; (c) establishes and oversees procedures for receiving and addressing complaints regarding accounting, internal controls or auditing matters; (d) reviews, with the company's counsel, legal compliance and other legal matters; and (e) reports to the full Board with respect to matters within its area of responsibility.

The Audit Committee oversees the company's internal audit function, which is responsible for undertaking an annual risk assessment process and reporting to the Audit Committee with respect to this assessment and related risk management strategies. The Audit Committee reviews and approves, at least annually, the company's internal audit plan and receives quarterly reports with respect to the results of internal audits. The leader of the company's internal audit function reports directly to the

Audit Committee with respect to internal audit matters, and the Audit Committee has authority to review and approve the appointment, replacement or dismissal of the leader of this function. The leader of the internal audit function meets regularly in executive session with the Audit Committee without any members of the company's management team present.

In addition to the Audit Committee's role, each of the other committees considers risks within its respective areas of responsibility. We believe our current Board leadership structure helps ensure proper risk oversight, based on the allocation of duties among committees and the role of our independent directors in risk oversight.

Director Nominations Process

The Corporate Governance and Nominating Committee (the "CGNC") administers the process for nominating candidates to serve on our Board of Directors. The CGNC recommends candidates for consideration by the Board as a whole, which is responsible for appointing candidates to fill any vacancy that may be created between meetings of the shareholders and for nominating candidates to be considered for election by shareholders at our Annual Meeting.

Consistent with the company's Corporate Governance Principles, the CGNC periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current membership of the Board. This assessment specifically includes consideration of diversity, such as diversity of age, gender, race and national origin, education, professional experience and differences in viewpoints, and functional skills in relation to the perceived needs of the Board at that time. The CGNC does not have a formal policy with respect to diversity; however, the Board and the CGNC believe that it is essential that the Board members represent diverse viewpoints.

The Board has established selection criteria to be applied by the CGNC and by the full Board in evaluating candidates for election to the Board. These criteria include:

- Independence;
- Integrity;
- Experience and sound judgment in areas relevant to our business;
- A proven record of accomplishment;
- Willingness to speak one's mind;
- The ability to commit sufficient time to Board responsibilities;
- The ability to challenge and stimulate management; and
- Belief in and passion for our mission and vision.

The CGNC reviews these selection criteria and the overall director nomination process at least annually in connection with the nomination of directors for election at the company's annual meeting for consistency with best practices in corporate governance and effectiveness in meeting the needs of the Board from time-to-time.

The CGNC may use a variety of methods for identifying potential nominees for election to the Board, including consideration of candidates recommended by directors, officers or shareholders of the company. The CGNC also has the authority under its charter to engage professional search firms or other advisors to assist the CGNC in identifying candidates for election to the Board, or to otherwise assist the CGNC in fulfilling its responsibilities.

Shareholder nominations of candidates for membership on the Board submitted in accordance with the terms of our Bylaws will be reviewed and evaluated by the CGNC in the same manner as for any other nominations. Any shareholder who wishes the CGNC to consider a candidate should submit a written request and related information to our Corporate Secretary. Under our Bylaws, if a shareholder intends to nominate a person for election to the Board of Directors at a shareholder meeting, the shareholder is required to give written notice of the proposed nomination to the Corporate Secretary at least 120 days prior to the first anniversary of the date that the company first released or mailed its proxy materials to shareholders in connection with the preceding year's regular or annual meeting. The shareholder's notice must include, for each nominee whom the shareholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the company that are beneficially owned by the nominee, and (iv) any other information concerning the nominee that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The shareholder's notice must also include: (i) the name and address of the nominating shareholder, as they appear on the company's books, and (ii) the class and number of shares of the company that are owned beneficially and of record by the shareholder. The shareholder's notice must also be accompanied by the proposed nominee's signed consent to serve as a director of the company.

Shareholder Communications with the Board

Shareholders may communicate with the Board of Directors, its Committees or any individual member of the Board of Directors by sending a written communication to our Corporate Secretary at 9800 59th Avenue North, Plymouth, MN 55442. The Corporate Secretary will promptly forward any communication so received to the Board, any Committee of the Board or any individual Board member specifically addressed in the communication. In addition, if any shareholder or other person has a concern regarding any accounting, internal control or auditing matter, the matter may be brought to the attention of the Audit Committee, confidentially and anonymously, by calling 1-800-835-5870, inserting the I.D. Code of AUDIT (28348) and following the prompts from the recorded message. The company reserves the right to revise this policy in the event that the process is abused, becomes unworkable or otherwise does not efficiently serve the purposes of the policy.

Policy Regarding Director Attendance at Annual Meeting

Our policy is to require attendance of all of our directors at our Annual Meeting of Shareholders, except for absences due to causes beyond the reasonable control of the director. All of the directors then serving on our Board were in attendance at our 2009 Annual Meeting of Shareholders, other than Christine M. Day, whose term on our Board expired at the 2009 Annual Meeting.

Corporate Governance Principles

Our Board of Directors has adopted Corporate Governance Principles that were originally developed and recommended by the Corporate Governance and Nominating Committee. These Corporate Governance Principles are available in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement. Among these Corporate Governance Principles are the following:

Independence. A substantial majority of the members of the Board should be independent, non-employee directors. It is the responsibility of the Board to establish the standards for independence and the Board has followed the independence standards for companies listed on The NASDAQ Stock Market LLC—NASDAQ Global Select Market ("NASDAQ"). All of our directors are independent except for William R. McLaughlin, our Chief Executive Officer. All Committees of the Board are composed entirely of independent directors.

The Audit Committee charter requires that the Audit Committee must review and approve any proposed or actual related party transaction that would be required to be disclosed by the company pursuant to Item 404 of Regulation S-K of the Federal securities laws.

In reaching its determination that all of the non-executive members of the Board of Directors are independent under the listing standards of the NASDAQ, the Board reviewed and discussed relationships involving one of our directors. Christopher P. Kirchen serves on the board of a company that has provided public relations services to the company and the amount of these services was de minimus in both 2006 and 2007. The venture capital firm that Mr. Kirchen is affiliated with has a minority investment in a market research company that has completed one project for the company in 2008 for which the company paid $44,600. The decisions related to the use of these services were made through normal company sourcing procedures and were not in any way influenced by these directors. For these reasons, and due to the minimal amounts involved, the Board determined that these transactions did not prevent Mr. Kirchen from meeting the applicable independence standard.

Chairman and CEO Positions. At the present time, the Board believes that it is in the best interests of the company and its stakeholders for the positions of Chairman of the Board and CEO to be separated, and for the position of Chairman of the Board to be held by a non-executive, independent member of the Board. The Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. During any period in which the positions of Chairman of the Board and CEO are combined, the Board will appoint a Lead Director from among the independent members of the Board.

Classified Board Structure. Our Articles of Incorporation provide for a classified Board serving staggered terms of three years each. The Board will periodically review its classified Board structure in the context of other provisions and measures applicable to unsolicited takeover proposals with the objective of positioning the Board and the company to maximize the long-term value of our company for all shareholders.

Requirement of Incumbent Directors who do not Receive a Majority Vote in an Uncontested Election to Tender Resignation. If a nominee for Director who is an incumbent Director is not elected at a meeting of shareholders and no successor to the incumbent Director is elected at the meeting of shareholders, the incumbent Director shall promptly offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee shall make a recommendation to the Board on whether to accept or reject the offer, or whether other action should be taken. The Board shall act on whether to accept the Director's offer, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision and the rationale behind it within 90 days after the date of the certification of the election results. The Corporate Governance and Nominating Committee, in making its recommendation, and the Board, in making its decision, may each consider any factors or other recommendations that it considers relevant and appropriate. The incumbent Director who offers to tender his or her resignation shall not participate in the Board's decision. If such incumbent Director's offer to tender his or her resignation is not accepted by the Board, such Director shall continue to serve until the next meeting of shareholders at which Directors are elected and until his or her successor is duly elected, or his or her earlier death, resignation, retirement, disqualification or removal.

Approach to Term and Age Limits. The Corporate Governance and Nominating Committee has determined to not adopt specific term or age limits in order to not arbitrarily lose important contributors to the Board. In order to ensure an appropriate balance between new perspectives and experienced Directors, if the median tenure of the Board exceeds 8.5 years or if the majority of the Directors are 60 years of age or older, then one or more Directors will either not be re-nominated or asked to resign from the Board. Such Director(s) will be selected based on an evaluation of the Board's needs at the time and individual Directors' contributions to the Board.

Change in Responsibilities. The Board does not believe that Directors who retire or who have a change in their principal employment or affiliation after joining the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Corporate Governance and Nominating Committee, to review the qualifications of the director for continued Board membership. Any Director who undergoes a material change in principal employment or affiliation is required to promptly notify the Chair of the Corporate Governance and Nominating Committee of the change.

Other Board or Audit Committee Service. The Board recognizes that service on other boards can in some circumstances limit the time that Directors may have to devote to fulfilling their responsibilities to the company. It is the Board's guideline that no Director serve on more than a total of six public company boards (including the Select Comfort Board), and that no member of the company's Audit Committee shall serve on more than a total of three public company audit committees (including the Select Comfort Audit Committee). If any Director exceeds or proposes to exceed these guidelines, the Director is required to promptly notify the Chair of the Corporate Governance and Nominating Committee and the committee will review the facts and circumstances and determine whether such service would interfere with the Director's ability to devote sufficient time to fulfilling the Director's responsibilities to the company.

CEO Service on Other Boards. The CEO shall not serve on more than two public company boards other than the Board of Directors of the company.

Board and Committee Evaluations. The Board believes that the company's governance and the Board's effectiveness can be continually improved through evaluation of both the Board as a whole and its committees. The Corporate Governance and Nominating Committee is responsible for annually evaluating effectiveness in these areas and reviewing the results and recommendations for improvement with the full Board.

Board Executive Sessions. Executive sessions or meetings of independent directors without management present will be held at least twice each year. At least one session will be to review the performance criteria applicable to the CEO and other senior managers, the performance of the CEO against such criteria, and the compensation of the CEO and other senior managers. Additional executive sessions or meetings of outside directors may be held from time-to-time as required. The Board's practice has been to meet in executive session for a portion of each regularly scheduled meeting of the Board. Any member of the Board may request at any time an executive session without the presence of management.

Paid Consulting Arrangements. The Board believes that the company should not enter into paid consulting arrangements with independent directors.

Board Compensation. Board compensation should encourage alignment with shareholders' interests and should be at a level equitable to comparable companies. The Management Development and Compensation Committee is responsible for periodic assessments to assure these standards are being met.

Share Ownership Guidelines for Executive Officers and Directors. The Board has established the stock ownership guidelines described below for executive officers and directors. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer and including shares allocated to directors' accounts under the company's non-employee director equity plan) and (2) vested stock options after taxes at an assumed individual effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

- *Executive Officer Ownership Guidelines.* Within five years of joining the company, the Chief Executive Officer is expected to achieve and maintain stock ownership equal to five times the CEO's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary.
- *Board Ownership Guidelines.* Within five years of joining the company's Board of Directors, each director is expected to achieve and maintain stock ownership equal to five times the director's annual cash retainer.
- *Restrictions on Sale Pending Achievement of Ownership Objectives.* Any director or executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Conflicts of Interest. Directors are expected to avoid any action, position or interest that conflicts with an interest of the company, or that gives the appearance of a conflict. If any member of the Board becomes aware of any such conflicting or potentially conflicting interest involving any member of the Board, the director should immediately bring such information to the attention of the Chairman of the Board, the Chief Executive Officer and the General Counsel of the company.

Performance Goals and Evaluation. The Management Development and Compensation Committee is responsible for establishing the procedures for setting annual and long-term performance goals for the Chief Executive Officer and for the evaluation by the full Board of his or her performance against such goals. The Committee meets at least annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the annual goals and the annual performance evaluation of the Chief Executive Officer are reviewed and discussed by the outside directors at a meeting or executive session of that group. The Committee is also responsible for setting annual and long-term performance goals and compensation for the direct reports to the CEO. These decisions are approved by the outside directors at a meeting or executive session of that group.

Compensation Philosophy. The Board supports and, through the Management Development and Compensation Committee, oversees employee compensation programs that are closely linked to business performance and emphasize equity ownership.

Senior Management Depth and Development. The CEO reports to the Board, at least annually, on senior management depth and development, including a discussion of assessments, leadership development plans and other relevant factors.

Provisions Applicable to Unsolicited Takeover Attempts or Proposals. The Board will periodically review (not less often than every three years) the company's Articles of Incorporation and Bylaws and various provisions that are designed to maximize shareholder value in the event of an unsolicited takeover attempt or proposal. Such review includes consideration of matters such as the company's state of incorporation, whether the company should opt in or out of applicable control share acquisition or business combination statutes, and provisions such as the company's classified Board structure. The objective of this review is to maintain a proper balance of provisions that will not deter bona fide proposals from coming before the Board, and that will position the Board and the company to maximize the long-term value of our company for all shareholders.

Shareholder Approval of Equity-Based Compensation Plans. Shareholder approval will be sought for all equity-based compensation plans.

Code of Conduct

We have developed and circulated to all of our employees a Code of Business Conduct addressing legal and ethical issues that may be encountered by our employees in the conduct of our business. Among other things, the Code of Business Conduct requires that our employees comply with applicable laws, engage in ethical and safe conduct in our work environment, avoid conflicts of interests, conduct our business with integrity and high ethical standards, and safeguard our company's assets. A copy of the Code of Business Conduct is included in the investor relations section of our Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. We intend to disclose any amendments to and any waivers from a provision of our Code of Business Conduct on our Web site. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement.

Employees are required to report any conduct that they believe in good faith violates our Code of Business Conduct. The Code of Business Conduct also sets forth procedures under which employees or others may report through our management team and, ultimately, directly to our Audit Committee (confidentially and anonymously, if so desired) any questions or concerns regarding accounting, internal accounting controls or auditing matters.

All of our employees are required to periodically certify their commitment to abide by our Code of Business Conduct. We also provide training in key areas covered by the Code of Business Conduct to help our employees to comply with their obligations.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes the key principles and approaches used to determine the compensation of the named executive officers listed in the Summary Compensation Table. All compensation paid to the named executive officers is determined by the Management Development & Compensation Committee of the Board of Directors (the "Committee"), which is composed solely of independent non-employee Directors who meet regularly each fiscal year. The Committee has retained Towers Watson as its outside compensation consultant. More information on Towers Watson's role in advising the Committee on executive compensation matters is provided later in this report.

Select Comfort's long-term goal is to consistently grow sales and earnings faster than its industry peers and to out-perform a broader peer group of specialty retailers. Select Comfort's compensation programs are generally more performance oriented, and typically have a greater proportion of total compensation at risk, than those of comparable companies. Only base salary and certain benefit programs do not vary, upward or downward, with annual financial performance. As a result, total compensation for named executive officers and other senior leaders varies from the bottom quartile of the market (when performance is below expectations) to the top quartile of the market (when performance exceeds that of peer group companies).

Select Comfort's performance in 2009 exceeded both internal and external expectations after two challenging years in 2007 and 2008. Compensation for our named executive officers over this period reflects this turn-around in business performance and the strong "pay for performance" design of the company's executive compensation programs:

- Base Salaries were generally frozen and annual merit increases foregone as a result of disappointing 2007 and 2008 company results. Our CEO voluntarily agreed to forego his base salary for most of 2008 as part of our efforts to improve our cost structure. Increases during this time for two of our named executive officers were approved solely in recognition of increased responsibilities and to obtain better alignment with the market. All base salaries in the Summary Compensation Table for 2008 reflect an additional week in the fiscal year. Since the end of 2009, modest merit increases have been approved in recognition of the improvement in business performance achieved in 2009.
- Annual Cash Incentive Compensation, which is entirely performance-based and targeted to represent a significant percentage of total compensation for named executive officers, was achieved and paid with respect to 2009 at targeted levels, whereas no bonuses were earned for 2007 or 2008.
- Long-Term Equity-Based Incentive Compensation is also strongly tied to annual company performance and typically designed to account for approximately 40% of total compensation for our named executive officers. Stock-based awards granted in 2007 and 2008 were substantially reduced based on the failure to achieve performance goals. Following a challenging year in 2008, and the resulting uncertainty regarding the company's financial condition, annual stock and stock option awards were deferred for 2009 until later in the year when there was greater clarity as to the company's business performance and financial condition. Based on the grant date fair value, awards in 2009 were generally modest in comparison with prior periods, except for special restricted stock awards granted to two named executive officers in recognition of their extraordinary efforts in connection with the recapitalization of the company in 2009.

The restoration of annual cash incentive payouts, and our cautious approach to stock and stock option awards, resulted in total compensation consistent with the middle of our peer group for the named executive officers and other company management for 2009, a year in which positive momentum in business performance was achieved.

The Board of Directors and management of Select Comfort are highly committed to building on the positive momentum established in 2009 and returning to the outstanding growth and financial performance that characterized the company from 2001 through 2006. Aggressive actions have been taken to improve the company's cost structure and profitability and to prepare the company to fully realize its future potential as we weather the current challenging macroeconomic environment.

The following discussion provides (1) an overview of the Management Development and Compensation Committee of our Board of Directors, (2) a discussion of the philosophy and objectives of our compensation programs for senior management, and (3) a discussion of each material element of these compensation programs and the process used to determine the amounts of these elements.

Overview of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of independent, non-employee directors. The primary purpose of the Committee is to discharge the responsibilities of our Board relating to executive compensation and development of current and future leadership resources. The responsibilities of the Committee include:

- Establishment of compensation strategies, processes, and programs for the Chief Executive Officer and other executive officers designed to motivate and reward superior company performance.
- Leadership of the Board of Directors' annual process to evaluate the performance of the Chief Executive Officer.
- Review and approval of all compensation elements for the Chief Executive Officer and other executive officers including base salaries, annual cash incentive awards, equity-based awards, benefits, and perquisites.
- Oversight of the annual cash incentive plan, long-term equity-based incentive plans, and major employee benefit programs.
- Review of management development progress, organizational strategy, succession planning for key leadership positions, and overall talent depth to assure that talent formation processes are consistent with the company's aggressive growth goals.
- Establishment of the structure and amount of non-employee director compensation.

The Committee has the authority under its charter to retain and consult with independent advisors to assist the Committee in fulfilling these responsibilities and duties. To maintain the independence of these advisors, the charter also provides that the use by the company of any of these advisors for work other than that expressly commissioned by the Committee must be approved in advance by the Committee. For each of the last several years, the Committee has engaged Towers Watson (previously known as Towers Perrin), a global human resources consulting firm, as its independent compensation consultant.

The Committee usually meets four to six times per year in person or by telephone conference as needed. The Chairman of the Committee works with members of our senior management team and with the Committee's independent compensation consultant to determine the agenda for each meeting. Following the development of the agenda, members of senior management and our human capital department, sometimes with the assistance of the Committee's independent compensation consultant, prepare materials for each meeting of the Committee. These materials are reviewed with the Chair of the Committee in advance of distribution to the entire Committee.

Our Chief Executive Officer, other members of our management team involved in the development and administration of our compensation programs and the Committee's independent compensation consultant may be invited to attend all or a portion of a Committee meeting, depending on the nature of the agenda. The Committee also typically meets in executive session without any members of management present.

Neither our Chief Executive Officer nor any other member of management votes on any matters before the Committee. The Committee, however, solicits the views of our Chief Executive Officer on compensation matters generally, and particularly with respect to the compensation of members of the senior management team reporting to the Chief Executive Officer. The Committee also solicits the views of other members of senior management and our human capital department with respect to key compensation elements and broad-based employee benefit plans.

Compensation Philosophy and Objectives

Our compensation philosophy and objectives may be summarized as follows:

- Competitive Compensation. As a growth-oriented company, we need to attract, retain and motivate executives and key employees with the capability to enable us to achieve significantly greater scale.
- Performance-Based Compensation. We favor variable compensation tied to company results over fixed compensation. We target base salary compensation at the market median, with the opportunity to earn total compensation above the market median when company performance is competitively superior.
- Reward both Company-Wide and Individual Achievement. In determining short-term and long-term incentive awards, emphasis is placed on company performance. However, significant differentiation can occur with respect to merit increases in base salaries, annual cash incentive compensation and in long-term equity awards based on individual performance and potential.
- Emphasize Stock Ownership. We believe that employee stock ownership is a valuable tool to align the interests of employees with those of shareholders. The company has established specific stock ownership objectives for company officers as well as for members of the Board of Directors. The company has historically provided a variety of means for broader stock ownership by employees at all levels, including through our long-term incentive plans and our 401(k) savings plan.

Compensation Program Elements

Our compensation program for senior management currently consists of (1) base salary, (2) annual cash incentive compensation, (3) long-term equity-based incentive compensation, (4) severance compensation upon termination of employment without cause, (5) broad-based benefits plans available to other employees generally, and (6) limited perquisites. In addition, we have stock ownership requirements for senior management, described further below. We do not have employment agreements that provide for continued employment for any period of time.

The Committee annually reviews the company's total compensation program for the Chief Executive Officer and for each of the company's Senior Vice Presidents. The independent compensation consultant provides the Committee with relevant market data and trends to consider as the Committee makes compensation decisions relative to the company's executive officers.

In making compensation decisions relative to the entire senior management team, the Committee reviews data from multiple broad-based survey sources provided by the independent compensation consultant, including Towers Perrin's general and retail industry data, Watson Wyatt's general industry data and Mercer's general industry data. The Committee compares each element of total compensation against these survey data. These survey data are adjusted by regression analysis to account for company size, as well as against tabular data from these surveys arranged by company size.

The Committee also compares each element of compensation for the CEO and CFO to a peer group of publicly traded companies. This peer group, the composition of which is reviewed annually, consists of comparable retail, manufacturing, and consumer branded companies with which we compete for talent and for shareholder investments. At the end of 2009, based on considerable changes in the market following the economic downturn, our peer group was reassessed and revised to include the following 21 companies:

- Bare Escentuals, Inc.
- Bassett Furniture Industries, Incorporated
- Blue Nile, Inc.
- Callaway Golf Company
- Christopher & Banks Corporation
- Coldwater Creek Inc.
- Crocs, Inc.
- Ethan Allen Interiors Inc.
- Furniture Brands International, Inc.
- Golfsmith International Holdings, Inc.
- Haverty Furniture Companies, Inc.
- J.Crew Group, Inc.
- Kenneth Cole Productions, Inc.
- Kirkland's, Inc.
- La-Z-Boy Incorporated
- Nautilus, Inc.
- Pier 1 Imports, Inc.
- Sealy Corporation
- Tempur-Pedic International Inc.
- The Timberland Company
- Under Armour, Inc.

Because of the wide range in size among the companies in the peer group, and because our annual revenues are at approximately the 25th percentile of the peer group, regression analysis is used to adjust the compensation data for differences in company revenues. The adjusted data is used as the basis of comparison of CEO and CFO compensation between our company and the companies in the peer group.

With the assistance of the independent compensation consultant, the Committee values the total compensation of the executive officers in two ways, including the targeted compensation opportunity and the current actual pay. The targeted compensation opportunity includes current base salary, targeted annual incentive compensation, and targeted annual stock equity award values. The current actual pay includes current base salary, the most recent actual bonus payout and most recent equity awards valued on the basis of the average stock price over the preceding six months. The competitive position of the compensation for the executive officers is considered from both of these perspectives.

Base Salary. Base salaries for our executive officers are reviewed annually, shortly after the end of each fiscal year. When making decisions on base salaries, the Committee considers both the external market data mentioned above as well as a variety of internal criteria. These criteria include: (1) each executive officer's scope of responsibilities; (2) each executive officer's qualifications, skills and experience; (3) internal pay equity among senior executives; and (4) individual job performance, including both impact on current financial results and contributions to building longer-term competitive advantage and shareholder value. Annual increases in base salary are primarily driven by the Committee's evaluation of individual performance.

The Summary Compensation Table included on page 32 of this Proxy Statement reflects (i) William R. McLaughlin's offer in early 2008 to forego base salary for the remainder of the year unless consistent comparable store sales growth was restored, (ii) an increase of 12% for Shelly R. Ibach approved in 2008 to reflect an increase in her responsibilities, (iii) an increase of 8.8% for Kathryn V. Roedel in 2008 driven by her promotion to Executive Vice President and external market considerations, and (iv) an increase of 5.6% for Ms. Roedel in 2009 to reflect her additional responsibilities and internal equity considerations. All base salaries also reflect an additional week in fiscal year 2008.

Based on the continuing challenges in stabilizing sales and profitability levels reflected in the company's performance in 2008, and in recognition of the company's efforts to control costs and preserve cash, the Committee accepted management's proposal to defer all merit increases to base salaries for executive officers in early 2009 until such time as performance momentum was restored. Following the improvement in performance in 2009, the Committee revisited base salaries for senior executives in early 2010 for consistency with the company's overall compensation objectives and approved merit increases and market adjustments for named executive officers.

Annual Cash Incentive Compensation. Annual cash incentive compensation for executive officers and other employees is provided under our Executive and Key Employee Incentive Plan (the "Annual Incentive Plan"). The Annual Incentive Plan is designed to drive company-wide performance for the relevant fiscal year at or above the company's stated long-term growth and profitability objectives. Consistent with the company's performance-based compensation philosophy, the Board seeks to set its company-wide financial performance objectives so as to achieve above-median performance relative to the company's peer group. The Committee then seeks to set annual cash incentive targets so that achievement of above-median performance will result in above-median total cash compensation.

At the beginning of each fiscal year, the Committee determines the three principal elements of the Annual Incentive Plan for the coming fiscal year: (1) the performance goals, (2) the target bonus levels, and (3) the split between company-wide performance goals and individual performance goals (if any). Actual bonus payments are typically increased above the target bonus levels for results that exceed the performance goals and are decreased below the target bonus levels (and may be reduced to zero) for results that do not fully meet the goals, with the amount of the increase or decrease based on a schedule determined by the Committee.

- Performance Goals. The Committee determines both the type and the specific targets of the performance goals for each fiscal year. The Annual Incentive Plan limits the types of performance goals to sales growth or volume, net operating profit before tax, cash flow, earnings per share, return on capital employed, and/or return on assets. Since the adoption of the current Annual Incentive Plan in 2001, the Committee has selected annual Net Operating Profit ("NOP") as the primary company performance measure based on its belief that this single goal provides a balanced focus on both revenue growth and improved profitability. In some years, the Committee has added a secondary performance goal aligned with a key strategy or initiative for the year, including revenue growth in 2007 and operating free cash flow in 2009.
- Target Bonus Levels. The target bonus level for the CEO has been set at 75% of base salary for each year since 2002. The target bonus level for Senior Vice Presidents has been set at 55% of base salary for each year since 2003. In 2008, two executives were promoted to Executive Vice President, and the Committee established a bonus target of 60% of base salary for this level. These target bonus levels are compared to the broad-based survey data identified above and the company's peer group of publicly traded companies, and these target bonus levels are reviewed annually. As noted above, these target bonus levels, when combined with the performance goals established by the Committee, are designed to deliver compensation consistent with our compensation philosophy.
- Split between Company-Wide Goals and Individual Goals. The Annual Incentive Plan specifies that, for senior executive officers, at least 75% of the target award must be based on objective, company-wide performance goals and not more than 25% of the target award may be based on individual performance goals. From the inception of the Annual Incentive Plan in 2001 through 2007, the Committee had based target awards payable to senior executives entirely on

company-wide performance goals. For 2008, the Committee determined to base 25% of the target award for senior management on individual performance objectives in order to better recognize and reward outstanding individual performance. Payment of the individual portion was also dependent on achievement of a minimum company-wide NOP target. For 2009 and 2010, the Committee returned to the practice of basing the target bonus award for executive officers entirely on objective, company-wide performance goals in order to focus all employees on the urgency of company-wide objectives.

The actual incentive payouts for the past several fiscal years (2007 through 2009), as well as the design of the incentive program for 2010, demonstrate how these incentive mechanics actually function and the strong relationship between company performance and incentive payments:

For 2007, the Committee established an NOP performance goal of $90.1 million (+20% vs. comparable 2006 performance) for payment of bonuses at target level. The incentive plan also had a 15% "kicker" if net sales hit a stretch objective of $1 billion (and NOP was at least 10% of net sales). As the company's NOP performance was significantly below plan, in accordance with the incentive schedule established at the beginning of the year, the Committee determined that no incentive payout was appropriate for 2007.

For 2008, because of the economic uncertainty that prevailed as we entered the year, particularly for specialty retailers, the Committee thought it important to modify the incentive program design. To assure motivation and incentive for top performers, the Committee determined that 2008 annual incentives would be based 75% on company NOP performance and 25% on individual performance versus goals. The Committee established a NOP performance goal of $34.7 million (−20% vs. comparable 2007 performance) for payment of bonuses at target level, and determined that no payout would occur on the company performance portion if this NOP threshold target was not met. The slope of any incentive payouts above the NOP target for the year was relatively flat (0.39% to 2.5% per each 1% of NOP growth) unless NOP exceeded prior year by 10%, when the incentive leverage would increase to 5% per each incremental 1% of NOP growth. The individual performance portion was payable only in the event of achievement of positive NOP after payment of any bonus, and in all cases, any incentive earned would have been fully funded by the NOP results upon which the incentive was based.

To further assure 2008 pay and performance were properly aligned, the Committee reserved the discretion to increase or decrease the 75% company performance portion of the incentive by up to 20%. This incentive provision was added due to the difficulty in assessing how conservative or aggressive 2008 NOP goals were, given the continuing deterioration of the economy. Use of this discretionary authority was to be based on the company's relative performance versus industry competitors and on sales and profit growth trends generated during the year.

As the company did not achieve positive NOP performance in 2008, in accordance with the incentive plan terms established at the beginning of the year, the Committee determined that no incentive payout was appropriate for 2008.

For 2009, as the macroeconomic environment remained volatile and uncertain, and the company was further challenged by near-term liquidity requirements, the Committee again refined key elements of the annual incentive plan design. To focus all employees on the company's core operating strategies, annual incentive plan payments were based entirely on company-wide performance goals. The Committee again chose NOP (after bonus and interest payments) as the primary performance goal, with bonus payments being earned only for exceeding the company's planned NOP goals. As liquidity and cash flow are key objectives for the company in the current economic environment, the Committee also added operating free cash flow as a secondary performance goal.

Following an operating loss of $69.5 million in 2008, and based on the company's planned NOP objectives for 2009, the Committee initially established a threshold NOP goal of a loss of $3 million for payment of bonuses at 25% of target levels, a NOP goal of $13.2 million for payment of bonuses at 100% of target levels, and a NOP goal of $17.1 million for payment of bonuses at 125% of target levels. In each case, NOP goals are after payment of any bonuses earned. The secondary performance goal of positive operating free cash flow (after payment of bonuses and excluding tax refunds) would increase the bonus payment by 10%. In recognition of the cash needs of the business, bonus payments were initially capped at 125% of target levels, and payment was to be made only at such time as the Committee determined that we would have adequate liquidity and capital resources to meet the operating needs of the business.

In order to focus all employees on near-term, critical business objectives, incentive payments were based on quarterly performance targets derived from the annual NOP goals set forth above. Due to continuing difficulty in assessing how conservative or aggressive the annual NOP goals may be given the economic uncertainty, the Committee reserved the discretion to review the targets on a quarterly basis to assure that pay and performance were properly aligned. In order to provide a strong continuing incentive, if a quarterly target was missed, the opportunity remained to earn the full year bonus if the full year target was achieved.

Following the first quarter, the Committee determined to adjust the annual target to reflect NOP after interest expense in order to focus the leadership team on cash generation and debt reduction, with a goal of $6.0 million in NOP after interest and after bonus payments to earn bonuses at 100% of target levels. The Committee also determined to reduce the cap on bonus payments to 100% of target levels in light of the cash and liquidity needs of the company. As the company achieved NOP of $14.7 million for the full year after interest expense and bonus payments, the Committee determined to pay bonuses at 100% of target levels, consistent with the foregoing terms.

For 2010, the Committee has determined to base annual incentive compensation payments exclusively on company-wide NOP goals, with bonus payments earned only for exceeding the company's planned NOP goals. In order to maintain focus on near-term, critical business objectives, bonus payments will again be based on quarterly performance versus targets derived from the annual operating plan. For achievement of the quarterly objectives, up to 50% of the prorated target bonus payment may be earned each quarter. To maintain a strong continuing incentive, if a quarterly target is not achieved, the opportunity remains to earn the full year bonus if the full year target is achieved. The threshold bonus level for exceeding planned results is at 50% of target levels and employees may earn up to 250% of target levels for significantly exceeding NOP goals.

Long-Term Equity-Based Incentive Compensation. The company makes long-term incentive compensation grants to its executive officers and other employees to align their interests with those of shareholders, as well as to provide total compensation which is competitive in the marketplaces in which the company competes for top talent. As the company offers no pension plan, this pay component is an important enabler of retirement security for executives and other employees who have dedicated a significant portion of their working career to our business.

Executive officers and other key employees are eligible for equity-based grants upon joining the company and thereafter on an annual basis. The annual long-term equity-based awards are typically granted in late February or early March of each year, following the completion of our annual audit and release of our earnings for the prior fiscal year, and coinciding with our annual performance review process.

We have historically provided four different types of equity awards to our executive officers:

- Stock Option Awards provide the right to purchase a specific number of shares at a fixed price equal to the fair market value of the shares on the date of grant, with these rights typically vesting in annual increments of 25% of the number of options granted on each of the first four anniversaries of the date of grant (subject to earlier vesting upon a change in control), provided the employee continues in service with the company;

- Performance Stock Option Awards are stock option grants in which the number of shares is subject to upward or downward adjustment based on performance versus company objectives for the year of the grant;
- Restricted Stock Awards are full share grants that become fully vested and owned by the employee free of restrictions at the end of a number of years (typically four years) from the date of grant (subject to earlier vesting upon a change in control), provided the employee continues in service with the company; and
- Performance Restricted Stock Awards are restricted stock awards in which the number of shares granted is subject to upward or downward adjustment based on performance versus company objectives for the year of the grant.

Up until 2005, Stock Option Awards and Restricted Stock Awards were the only forms of long-term equity-based compensation utilized by the company. Executives and other stock program participants would annually receive Stock Option Awards. In addition, certain executives and other key employees were selected to receive special Restricted Stock Awards for recognition and retention reasons. Starting in 2005, the company began to grant Performance Restricted Stock Awards in addition to Stock Option Awards, with the mix of annual awards for executive officers targeted at 75% Stock Option Awards and 25% Performance Restricted Stock Awards. Since 2007, our annual equity awards to executive officers have generally been in the form of performance-based awards, with the mix for executive officers targeted at 75% Performance Stock Option Awards and 25% Performance Restricted Stock Awards. In 2008, some participant choice was introduced, whereby executive officers could choose between either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to Performance Restricted Stock Awards.

In determining the economic value of long term equity-based incentive compensation to be granted to each stock plan participant, the following four criteria are considered:

- Organizational Performance, including historical total shareholder returns (both one- and five-year perspectives), net sales and earnings growth relative to internal targets and external peer comparisons, and strategic accomplishments.
- Individual Performance, including levels of responsibility and impact on both our current results and our long-term competitive position. Our equity-based incentive grants have generally been the vehicle to provide differentiation in rewards for individual performance. These long-term incentive grants are also designed to support the long-term retention of plan participants.
- Market Survey Information, including current market position (both individually and in the aggregate), intended market competitive position, and market trends.
- Prior Awards, including both the number of stock options and restricted shares awarded and the accumulated "holding power" of unvested equity to motivate employee retention.

Performance Stock Awards granted in 2007 could increase by up to 50% of the number of shares subject to the grant based on achieving 125% or more of the company's NOP objective for 2007, and could decrease by up to 75% based on achieving 65% or less of the company's NOP objective for 2007. Based on the company's performance in 2007, all Performance Stock Awards granted in 2007 were reduced by 75%.

For 2008, due to the volatility and uncertainty in prevailing economic conditions, and the resulting challenges in assessing the degree of difficulty in achieving 2008 NOP goals, the Committee narrowed the range of upward or downward adjustment to 25%. Based on the company's performance in 2008, the Performance Stock Option Awards and Performance Restricted Stock Awards granted to plan participants in the beginning of 2008 were all reduced by 25%.

Following a challenging year in 2008, annual stock and stock option awards for 2009 were deferred until June, when there would be greater clarity as to the company's business performance and financial condition. Again, due to the continuing challenges in assessing the degree of difficulty in achieving 2009 NOP goals, the Committee determined not to allow for any upward adjustment of the awards for over-achievement versus NOP goals, whereas the awards could be reduced by up to 50% for under-achievement versus NOP goals. The named executive officers were granted performance-based equity awards in the following amounts in June of 2009:

- William R. McLaughlin (55,500 Performance Restricted Stock shares);
- James C. Raabe (50,000 Performance Stock Options and 25,000 Performance Restricted Stock shares);
- Shelly R. Ibach (55,000 Performance Stock Options and 27,500 Performance Restricted Stock shares);
- Mark A. Kimball (37,500 Performance Stock Options and 18,750 Performance Restricted Stock shares); and
- Kathryn V. Roedel (55,000 Performance Stock Options and 27,500 Performance Restricted Stock shares)

As the company's NOP goal for 2009 was fully achieved, the foregoing awards were not subsequently reduced below the grant date amounts. These Performance Stock Options vest at the rate of 25% per year over a period of four years from the date of grant, and the Performance Restricted Stock shares vest at the end of four years from the date of grant, in each case subject to continuing employment with the company. Earlier vesting of these stock grants could occur upon a change in control of the company, pursuant to the terms of the company's stock option plans.

Our Chief Executive Officer, William R. McLaughlin, has been eligible for limited equity-based awards in recent years as a result of the multi-year Stock Option Award he received in March 2006, in return for his commitment to continue in his position as CEO for at least five more years. This special one time grant of 562,500 shares represented five times Mr. McLaughlin's normal annual Stock Option Award. The Board made this special grant in recognition of Mr. McLaughlin's exceptional performance in the years preceding the award and to assure continuity at the top of the company so as to perpetuate the distinctive growth the company was achieving. As originally granted, these options would have vested 100% on a "cliff" basis in March of 2011. In April 2008, in conjunction with other restructuring actions taken to improve future company performance, Mr. McLaughlin proposed to change the cliff-vesting date of these options to December of 2015 (requiring Mr. McLaughlin to work longer to earn the same economic value from this stock grant and lowering the company's annual compensation costs), and this proposal was accepted by the Committee.

In February 2010, the Committee approved a special restricted stock award in the amount of 40,000 shares for William R. McLaughlin in recognition of his leadership efforts in the company's dramatic improvement in performance in 2009 and in order to place his total compensation at a level of competitiveness consistent with our compensation philosophy. In December 2009, the Committee approved special restricted stock awards of 20,000 shares each for James C. Raabe and Mark A. Kimball in recognition of their extraordinary efforts in connection with the recapitalization of the company in 2009.

For 2010, the Committee has determined to defer long-term equity-based incentive awards until after the Annual Meeting at which shareholders are being asked to approve the 2010 Omnibus Incentive Plan described in greater detail beginning on page 43 of this Proxy Statement.

Severance Compensation. In February of 2007, the Committee adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"). The Severance Plan establishes severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Under the Severance Plan, upon termination of employment by the company without cause, the CEO would be entitled to a base amount of severance pay equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. Each of the other named executive officers, upon termination of employment by the company without cause, would be entitled to a base amount of severance pay equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination.

In addition to the base severance compensation described above, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO and one year for the other named executive officers); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

Though not specified in the Severance Plan and not an obligation of the company, the company's practice is to support a terminated executive's efforts to obtain future employment by contracting with a professional outplacement firm at competitive rates to provide individual consultation services during the severance period.

Severance benefits are only payable following the eligible employee's termination of employment by the company without cause. No severance payment would be triggered solely by a change-in-control of the company. The Severance Plan does provide, however, that during a 24-month period following a change-in-control of the company, the company may not terminate the Severance Plan and may not reduce the severance benefits payable to participants who are employed by the company immediately prior to the change-in-control.

The Severance Plan was adopted in order to establish consistent severance benefits for senior executives and to establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation. Prior to the adoption of the Severance Plan, some but not all of our senior executives were entitled to severance benefits pursuant to their employment offer letters. The Severance Plan provides more uniform benefits across the senior management team and benefits that are generally similar to the benefits payable under individual offer letters. No participant would receive less under the Severance Plan than he or she would be entitled to under his or her individual offer letter, and any such payment under an individual offer letter would be deducted from the amount payable under the Severance Plan.

In developing the Severance Plan and determining the benefits payable under the Severance Plan, the Committee considered broad-based data received from the independent compensation consultant relative to typical severance benefits and concluded that the benefits payable under the Severance Plan are generally at or below the broad-based data.

Our existing stock option plans provide for acceleration of vesting of equity awards upon a change-in-control of the company as defined in the plans. This provision enables executives to protect their equity position in the event a change-in-control results in significant change in direction of the company. Our proposed 2010 Omnibus Incentive Plan being submitted for shareholder approval at the

Annual Meeting contains a "double-trigger" change in control provision whereby acceleration of equity awards will occur only upon the termination of the employee's service, a material reduction in an employee's base salary, a discontinuation of participation in certain long-term cash or equity benefits provided to comparable employees, a significant change in job responsibilities or the need to relocate, provided these events occur within 2 years of a change in control. With this "double trigger" change in control provision, tying accelerated vesting to a change in control *and* a subsequent event, we believe we are striking an appropriate balance between the interests of our stockholders and the interests of our employees.

Benefits and Perquisites. Our executive officers generally receive the same menu of benefits as are available to other full-time employees, including but not limited to the following:

- 401(k) Plan. All of our full-time employees age 21 and older are eligible to participate in our 401(k) savings plan. The 401(k) plan includes company stock as an investment option, providing another opportunity for our senior executives and other employees to build stock ownership in our company. The company has historically provided a guaranteed match of 100% of the first 2% contributed by employees and 50% of the next 4% contributed by employees. The company match portion is subject to vesting at the rate of 25% per year over the first four years of the participant's employment. In the fourth quarter of fiscal 2008, in order to reduce costs and preserve cash, the company match feature of the 401(k) plan was suspended indefinitely. At the beginning of 2010, the match feature was re-introduced at the rate of 50% of the first 4% contributed by employees.
- Non-Qualified Deferred Compensation Plan. Our director-level and above employees may defer a portion of their compensation under a non-qualified deferred compensation plan that offers a range of investment options similar to those available under our 401(k) plan. The company does not contribute any compensation to this plan.

As the company provides no pension plan, we believe the 401(k) plan and the non-qualified deferred compensation plan are important elements in retirement planning for executives and other employees.

We generally avoid special executive perquisites. We do offer two executive benefits to senior management that are designed to address specific corporate purposes:

- Annual Physical Exam. Members of our senior management team are required to annually undergo a comprehensive physical examination. The company offers several options to complete this requirement, which generally range in cost from $1,400 to $2,500. These costs, after insurance coverage, are paid by the company and constitute taxable wages to the executive that are *not* "grossed up" for tax purposes. This benefit is designed to promote preventive care, enhance the health and wellness of senior management and to catch potential health issues at an early stage.
- Tax and Financial Planning. Members of our senior management team are eligible for reimbursement of expenses for tax and financial planning services up to $7,500 per year for the CEO and up to $4,000 per year for senior vice presidents. Amounts reimbursed under this benefit represent taxable wages that are *not* "grossed up" for tax purposes. This benefit is designed to enhance financial planning, to avoid distraction of members of the senior management team and to promote tax compliance.

Chief Executive Officer Compensation and Performance

The compensation for William R. McLaughlin, our President and Chief Executive Officer, consists of an annual base salary, annual cash incentive compensation and long-term equity-based incentive compensation. The Committee determines the level for each of these compensation elements using methods consistent with those used for the company's other senior executives, including the assessment of Mr. McLaughlin's performance and review of competitive data. The Committee evaluates Mr. McLaughlin's performance by soliciting input from all members of the Board as well as members of the senior management team. The Board also assesses Mr. McLaughlin's performance against objectives incorporating key operational and strategic factors, including growth, profitability, product innovation, advancement of strategic initiatives, organizational development and investor relations. The CEO performance feedback from all independent Board members is consolidated into a detailed written performance review which is the basis of a full Board discussion in Executive Session led by the Chair of the Committee. The Board's assessment of Mr. McLaughlin's performance is a major consideration in determining any compensation adjustments which are appropriate for the coming year.

In February 2008, the Committee accepted Mr. McLaughlin's proposal to forego his base salary through the remainder of 2008 to personally share in the significant cost reduction actions being taken throughout the organization. As a result, Mr. McLaughlin received no base salary for most of fiscal year 2008.

While Mr. McLaughlin's current total compensation is below the peer group median, and has decreased considerably during the past several years, the Committee believes it to be consistent with the overall company performance in what has been an extremely challenging time for the company and entire mattress industry.

Stock Ownership Guidelines

Under stock ownership guidelines established by the Board, within five years of joining the company, the CEO is expected to achieve and maintain stock ownership equal to five times base salary and all other executive officers are expected to achieve and maintain stock ownership equal to three times their base salaries. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer) and (2) vested stock options after taxes at an estimated effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

Any executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to the exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code requires that we meet specific criteria, including stockholder approval of certain stock and incentive plans, in order to deduct, for federal income tax purposes, compensation over $1 million per individual paid to our Chief Executive Officer and each of our four other most highly compensated executives. Our equity-based incentive plans and our annual cash bonus plan are designed to permit the grant and payment of equity or cash incentive awards that are fully deductible as performance-based compensation under the Internal Revenue Code. In reviewing and adopting other executive compensation programs, the Committee plans to continue to consider the impact of Section 162(m) limitations in light of the materiality of the deductibility of potential benefits and the impact of such limitations on other compensation objectives. Because the Committee seeks to maintain flexibility in accomplishing the company's compensation goals, however, it has not adopted a policy that all compensation must be fully deductible.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors has reviewed and discussed the preceding Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Management Development and Compensation Committee

Michael A. Peel, Chair
David T. Kollat
Ervin R. Shames

The foregoing Compensation Committee Report shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of the named executive officers for the 2009 fiscal year ended January 2, 2010 (and for the 2007 and 2008 fiscal years). The details of our named executive officers' compensation are discussed in detail in the Compensation Discussion and Analysis beginning on page 19.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name And Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Stock Awards[1] ($)**	**Option Awards[1] ($)**	**Non-Equity Incentive Plan Compensation[2] ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation[4] ($)**	**Total ($)**
William R. McLaughlin[3]	2009	$690,000	—	$ 52,159[5]	—	$507,548	—	$ 0	$1,249,707
President and CEO	2008	$106,154	—	$101,250	—	—	—	$15,977	$ 223,381
	2007	$687,692	—	$187,219	—	—	—	$17,820	$ 892,731
James C. Raabe	2009	$295,000	—	$148,095	$ 32,690	$162,250	—	$ 2,750	$ 640,785
SVP and CFO	2008	$300,673	—	$ 21,267	$ 62,453	—	—	$11,213	$ 395,605
	2007	$298,269	—	$ 29,955	$ 78,056	—	—	$ 9,025	$ 415,305
Shelly R. Ibach	2009	$350,000	—	$ 23,598	$ 32,833	$210,000	—	$ 4,558	$ 620,989
EVP, Sales and	2008	$318,654	$25,000	$ 21,267	$122,478	—	—	$18,632	$ 506,030
Merchandising	2007	$195,000	$75,000	$ 68,325	$276,175	$104,000	—	$ 2,557	$ 721,057
Mark A. Kimball	2009	$275,000	—	$142,221	$ 24,518	$151,250	—	$ 60	$ 593,049
SVP, Legal, General	2008	$280,288	—	$ 23,383	$ 68,663	—	—	$ 7,454	$ 379,789
Counsel and Secretary	2007	$275,913	—	$ 24,963	$ 65,046	—	—	$10,040	$ 375,962
Kathryn V. Roedel	2009	$320,000	—	$ 23,598	$ 32,833	$192,000	—	$ 1,314	$ 569,745
EVP, Product Development	2008	$303,077	—	$ 42,417	$124,559	—	—	$ 7,377	$ 477,430
and Operations	2007	$278,462	—	$ 27,459	$ 72,852	—	—	$37,977	$ 416,749

(1) Reflects the aggregate grant date fair value of stock and option awards granted during fiscal years 2009, 2008 and 2007, computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, for a discussion of the relevant assumptions used in calculating these amounts.

(2) Represents annual incentive compensation earned in 2009 under the Select Comfort Corporation Executive and Key Employee Incentive Plan.

(3) Effective February 21, 2008, Mr. McLaughlin offered to forego his annual base salary for the balance of 2008 until the company achieved growth in same store sales of at least 1% for not less than four consecutive weeks.

(4) In 2009, all other compensation includes the costs of (i) reimbursement for personal financial planning and tax advice; and (ii) company sponsored physical exam.

(5) Does not include the special restricted stock award in the amount of 40,000 shares granted to Mr. McLaughlin in February 2010.

Grant of Plan-Based Awards

The following table summarizes grants of equity and non-equity plan-based awards to each of the named executive officers during the 2009 fiscal year ended January 2, 2010.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Option Grants[(3)]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold (#)	Target (#)	Maximum (#)	(#)[(4)]	(#)	($/Sh)	($)[(5)]
William R. McLaughlin		$253,774	$507,548	$507,548										
	6/1/09				27,750	55,500	55,500							$ 52,159
James C. Raabe		$ 81,125	$162,250	$162,250										
	6/1/09				12,500	25,000	25,000							$ 23,495
	6/1/09							25,000	50,000	50,000			$0.94	$ 32,690
	12/14/09										20,000			$124,600
Shelly R. Ibach		$105,000	$210,000	$210,000										
	6/1/09				6,250	12,500	12,500							$ 11,748
	6/1/09							12,500	25,000	25,000			$0.94	$ 16,345
	6/18/09				7,500	15,000	15,000							$ 11,850
	6/18/09							15,000	30,000	30,000			$0.79	$ 16,488
Mark A. Kimball		$ 75,625	$151,250	$151,250										
	6/1/09				9,375	18,750	18,750							$ 17,621
	6/1/09							18,750	37,500	37,500			$0.94	$ 24,518
	12/14/09										20,000			$124,600
Kathryn V. Roedel		$ 96,000	$192,000	$192,000										
	6/1/09				6,250	12,500	12,500							$ 11,748
	6/1/09							12,500	25,000	25,000			$0.94	$ 16,345
	6/18/09				7,500	15,000	15,000							$ 11,850
	6/18/09							15,000	30,000	30,000			$0.79	$ 16,488

(1) This represents the annual cash incentive opportunity for 2009 under the Select Comfort Corporation Executive and Key Employee Incentive Plan. The actual amounts paid out under this plan for 2009 are reported in column (g) of the Summary Compensation Table. The threshold reflects the amount that would be payable under the plan if the minimum performance level is achieved for both company-wide and individual performance goals. If the minimum performance level for payment of the threshold amount is not achieved, then no bonus would be payable under the plan. For 2009, the target and maximum amount payable under the plan was 100%.

(2) These awards represent performance stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the target/maximum based on company performance in the year of grant. For 2009, there was no potential increase in the number of shares awarded and therefore, the target and maximum are the same. The adjusted amount of the award then fully vests after four years from the grant date. In the event of a change in control more than twelve (12) months following the date of grant, the adjusted amount of the award would become immediately fully vested. If any dividends are paid on our common stock, the holders of the performance stock awards would receive dividends at the same rate as paid to other shareholders if and when the performance stock award becomes fully vested.

(3) These awards represent performance stock options described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target humber of shares is adjusted between the threshold and the target/maximum based on company performance in the year of grant. For 2009, there was no potential increase in the number of options and therefore, the target and maximum are the same. These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 25% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment. In the event of a change in control of the company more than twelve (12) months following the date of grant, the adjusted amount of the options would become immediately exercisable in full.

(4) These awards represent stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The amount of the award fully vests after three years from the grant date. In the event of a change in control, the award would become immediately fully vested. If any dividends are paid on our common stock, the holders of the stock awards would receive dividends at the same rate as paid to other shareholders if and when the stock award becomes fully vested.

(5) Reflects the grant date fair value computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, for a discussion of the relevant assumptions used in calculating these amounts.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the total outstanding equity awards for each of the named executive officers as of January 2, 2010.

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William R. McLaughlin	773,100	—	—	$ 3.94	3/22/2010	—	—	—	—
	30,000	—	—	$ 0.67	6/8/2011	—	—	—	—
	361,538	—	—	$ 1.82	1/30/2012	—	—	—	—
	58,427	—	—	$ 6.03	2/24/2013	—	—	—	—
	112,500	—	—	$16.57	2/12/2014	—	—	—	—
	112,500	—	—	$13.49	2/24/2015	—	—	—	—
	—	562,500[1]	—	$24.65	3/2/2016	—	—	—	—
	—	—	—	—	—	37,500[2]	$244,500	—	—
	—	—	—	—	—	9,375[5]	$ 61,125	—	—
	—	—	—	—	—	28,125[6]	$183,375	—	—
	—	—	—	—	—	55,500[9]	$361,860	—	—
James C. Raabe	3,501	—	—	$ 2.92	2/2/2010	—	—	—	—
	18,750	—	—	$ 3.21	2/9/2010	—	—	—	—
	12,000	—	—	$ 0.67	4/17/2011	—	—	—	—
	48,830	—	—	$ 0.67	6/8/2011	—	—	—	—
	27,084	—	—	$ 1.82	1/30/2012	—	—	—	—
	37,501	—	—	$ 6.03	2/24/2013	—	—	—	—
	30,001	—	—	$16.57	2/12/2014	—	—	—	—
	37,500	—	—	$13.49	2/24/2015	—	—	—	—
	22,500	7,500[3]	—	$24.65	3/2/2016	—	—	—	—
	—	—	—	—	—	6,000[2]	$ 39,120	—	—
	3,750	3,750[4]	—	$19.97	2/22/2017	—	—	—	—
	—	—	—	—	—	1,500[5]	$ 9,780	—	—
	9,109	24,829[7]	—	$ 3.76	3/7/2018	—	—	—	—
	—	—	—	—	—	5,656[8]	$ 36,877	—	—
	—	50,000[10]	—	$ 0.94	6/1/2019	—	—	—	—
	—	—	—	—	—	25,000[9]	$163,000	—	—
	—	—	—	—	—	20,000[11]	$130,400	—	—
Shelly R. Ibach	7,250	7,250[12]	—	$18.22	4/2/2017	—	—	—	—
	—	—	—	—	—	3,750[13]	$ 24,450	—	—
	12,500	12,500[14]	—	$10.63	11/27/2017	—	—	—	—
	9,109	24,829[7]	—	$ 3.76	3/7/2018	—	—	—	—
	—	—	—	—	—	5,656[8]	$ 36,877	—	—
	37,500	12,500[15]	—	$ 2.81	6/2/2018	—	—	—	—
	—	25,000[10]	—	$ 0.94	6/1/2019	—	—	—	—
	—	—	—	—	—	12,500[9]	$ 81,500	—	—
	—	30,000[16]	—	$ 0.79	6/18/2019	—	—	—	—
	—	—	—	—	—	15,000[17]	$ 97,800	—	—
Mark A. Kimball	24,000	—	—	$ 2.92	2/2/2010	—	—	—	—
	30,001	—	—	$ 3.21	2/9/2010	—	—	—	—
	35,831	—	—	$ 1.82	1/30/2012	—	—	—	—
	33,751	—	—	$ 6.03	2/24/2013	—	—	—	—
	30,001	—	—	$16.57	2/12/2014	—	—	—	—
	30,000	—	—	$13.49	2/24/2015	—	—	—	—
	19,125	6,375[3]	—	$24.65	3/2/2016	—	—	—	—
	—	—	—	—	—	5,250[2]	$ 34,230	—	—
	3,125	3,125[4]	—	$19.97	2/22/2017	—	—	—	—
	—	—	—	—	—	1,250[5]	$ 8,150	—	—
	9,953	27,360[7]	—	$ 3.76	3/7/2018	—	—	—	—
	—	—	—	—	—	6,219[8]	$ 40,548	—	—
	—	37,500[10]	—	$ 0.94	6/1/2019	—	—	—	—
	—	—	—	—	—	18,750[9]	$122,250	—	—
	—	—	—	—	—	20,000[11]	$130,400	—	—

Outstanding Equity Awards at Fiscal Year-End, continued

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kathryn V. Roedel	112,500	—	—	$13.54	4/4/2015	—	—	—	—
	16,875	5,625(3)	—	$24.65	3/2/2016	—	—	—	—
	—	—	—	—	—	4,500(2)	$ 29,340	—	—
	3,500	3,500(4)	—	$19.97	2/22/2017	—	—	—	—
	—	—	—	—	—	1,375(5)	$ 8,965	—	—
	19,422	48,266(7)	—	$ 3.76	3/7/2018	—	—	—	—
	—	—	—	—	—	11,281(8)	$ 73,552	—	—
	—	25,000(10)	—	$ 0.94	6/1/2019	—	—	—	—
	—	—	—	—	—	12,500(9)	$ 81,500	—	—
	—	30,000(16)	—	$ 0.79	6/18/2019	—	—	—	—
	—	—	—	—	—	15,000(17)	$ 97,800	—	—

(1) This stock option award was granted on March 2, 2006 and vests 100% on December 2, 2015, subject to continuing employment.

(2) These performance stock awards were granted on March 2, 2006 and vest 100% on March 2, 2010, subject to continuing employment.

(3) These stock options were granted on March 2, 2006 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(4) These performance stock options were granted on February 22, 2007 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(5) These performance stock awards were granted on February 22, 2007 and vest 100% on February 22, 2011, subject to continuing employment.

(6) This performance stock award was granted on March 31, 2008 and vests 100% on March 31, 2012, subject to continuing employment.

(7) These stock options were granted on March 7, 2008. A portion was subject to performance goals that were achieved. That portion vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment. The remaining portion, not subject to performance, vests 33% each year on each of the first three anniversaries of the date of grant, subject to continuing employment.

(8) These restricted stock awards were granted on March 7, 2008. A portion of the award was subject to performance goals that were achieved. That portion vests 100% on March 7, 2012, subject to continuing employment. The remaining portion, not subject to performance, vests 100% on March 7, 2011, subject to continuing employment.

(9) These performance stock awards were granted on June 1, 2009 and vest 100% on June 1, 2013, subject to continuing employment.

(10) These performance stock options were granted on June 1, 2009 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(11) These stock awards were granted on December 14, 2009 and vest 100% on December 14, 2012, subject to continuing employment.

(12) This stock option was granted on April 2, 2007 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(13) These restricted stock awards were granted on April 2, 2007. A portion of the award was subject to performance and vests 100% on April 2, 2011, subject to continuing employment. The remaining portion, not subject to performance, vests 100% on April 2, 2011, subject to continuing employment.

(14) This stock option was granted on November 27, 2007 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(15) This stock option was granted on June 2, 2008 and will fully vest on the second anniversary of the date of grant, subject to continuing employment.

(16) These performance stock options were granted on June 18, 2009 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(17) These performance stock awards were granted on June 18, 2009 and vest 100% on June 18, 2013, subject to continuing employment.

Option Exercises and Stock Vested

The following table summarizes the stock options exercised and restricted stock awards vested for each of the named executive officers during the fiscal year ended January 2, 2010.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
William R. McLaughlin	—	—	56,250	$16,406
James C. Raabe	4,586	$10,522	15,000	$ 4,350
Shelly R. Ibach	—	—	—	—
Mark A. Kimball	—	—	7,500	$ 2,137
Kathryn V. Roedel	—	—	7,500	$ 5,775

(1) The value realized on the exercise of stock options for purposes of this table is based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the stock option.

(2) The value realized on the vesting of stock awards for purposes of this table is based on the fair market value of our common stock on the date of vesting of the award.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of January 2, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	4,811,000	$9.57	852,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	4,811,000	$9.57	852,000

(1) Includes the Select Comfort Corporation 1990 Omnibus Stock Option Plan, the Select Comfort Corporation 1997 Stock Incentive Plan and the Select Comfort Corporation 2004 Stock Incentive Plan.

Nonqualified Deferred Compensation

The following table summarizes the aggregate earnings and balances for each of the named executive officers under the Select Comfort Executive Investment Plan, the company's non-qualified deferred compensation plan (described in greater detail below), for the 2009 fiscal year ended January 2, 2010.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings in Last Fiscal Year[1] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End[1] ($)
William R. McLaughlin	—	—	$141,535	—	$420,175[2]
James C. Raabe	—	—	—	—	—
Shelly R. Ibach	—	—	—	—	—
Mark A. Kimball	—	—	—	—	—
Kathryn V. Roedel	—	—	$ 2,858	—	$ 85,196[3]

(1) Among the named executive officers, only Mr. McLaughlin and Ms. Roedel had account balances under the plan as of January 2, 2010. Neither Mr. McLaughlin nor Ms. Roedel elected to make additional contributions (salary or bonus deferrals) to the plan in fiscal year 2009.

(2) Amount reported represents Mr. McLaughlin's account balance under the plan. The balance was incurred prior to fiscal year 2006 and is not included in the Summary Compensation Table.

(3) Amount reported represents Ms. Roedel's deferral of a portion of her 2006 bonus (that was paid in 2007) under the plan and is not included in the Summary Compensation Table as it was earned in 2006.

Director level and above employees are eligible to participate in the Select Comfort Executive Investment Plan, which allows eligible employees to defer up to 50% of base salary and up to 100% of bonus compensation on a pre-tax basis. The employee contributions may be made to a "savings account" or a "fixed period account." In addition to contributions made by eligible employees, the company may elect to make discretionary employer contributions under this plan to a "retirement account." The company has not elected to make any discretionary company contributions to this plan.

A participant's account balance under the plan is credited with earnings credits which are based on deemed investment in a variety of funds made available by the plan administrator and which are currently similar to the investment fund options available under the company's 401(k) plan. The participant selects the funds into which the account balance is deemed to be invested and these allocations may be changed by the participant at any time.

Savings and retirement account balances under the Select Comfort Executive Investment Plan are paid out no earlier than the beginning of the year following the year of the participant's retirement or termination of employment. Payment of the fixed period account balance depends on the date (or dates) of distribution elected by the participant at the time he or she made the election to defer salary or bonus to a fixed period account. Prior to termination of employment (or the fixed payment date), a participant may be allowed to access funds in his or her account in the event of certain unforeseeable hardships. Distributions to the participant may be made in a lump sum payment or in annual installment payments. The participant's account balance (if any) upon his or her date of death is paid in a lump sum to the participant's beneficiary or beneficiaries under the plan.

Employment Letter Agreements and Potential Payments upon Termination or Change in Control

William R. McLaughlin. We have entered into an employment letter agreement with William R. McLaughlin pursuant to which he serves as our Chief Executive Officer. Under the terms of this letter agreement, upon involuntary termination of Mr. McLaughlin's employment by the Board or constructive dismissal, he is entitled to one year's salary as severance compensation. Also under the terms of this letter agreement, upon an involuntary termination or constructive dismissal of Mr. McLaughlin's employment following a change in control, he would be entitled to two years' salary as severance compensation. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Shelly R. Ibach. We have entered into an employment letter agreement with Shelly R. Ibach pursuant to which she serves as Executive Vice President, Sales and Merchandising. Under this letter agreement, upon termination of Ms. Ibach's employment without cause, she is entitled to receive six months base salary as severance compensation, and if such termination occurs more than half-way through a fiscal year of the company, she is entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Mark A. Kimball. We have entered into an employment letter agreement with Mark A. Kimball pursuant to which he serves as Senior Vice President, General Counsel and Secretary. Under this letter agreement, upon termination of Mr. Kimball's employment without cause, he is entitled to one year's salary as severance compensation. Any payment of severance compensation under this letter agreement would reduce by the same amount any amount payable under the company's severance plan.

Kathryn V. Roedel. We have entered into an employment letter agreement with Kathryn V. Roedel pursuant to which she serves as Executive Vice President, Product Development and Operations. Under this letter agreement, upon the involuntary termination of Ms. Roedel's employment following a change in control, or upon a termination without cause, she is entitled to one year's salary as severance compensation, and if such termination occurs more than half-way through a fiscal year of the company, she is entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Effective as of February 22, 2007, our Board of Directors adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"), establishing severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Prior to the adoption of the Severance Plan, some but not all of the senior executives were entitled to severance benefits pursuant to employment offer letters negotiated at the time of hire. The Severance Plan was adopted in order to (i) provide consistent severance benefits for the company's senior executives and (ii) establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation.

Compensation would only be payable under the Severance Plan upon termination of employment without "cause," as defined in the plan, and in the event of constructive dismissal under certain specifically defined circumstances. No compensation would be payable under the Severance Plan upon (i) termination of employment for cause, (ii) termination of employment due to the resignation, retirement or death of the employee, or (iii) a change in control of the company.

Benefits under the Severance Plan are conditioned upon execution and delivery to the company of a general release of claims and return of any company property. In addition, any severance compensation remaining to be paid would be terminated in the event the release described above is declared invalid or is revoked or attempted to be revoked, or in the event of a violation by the employee of a non-compete or confidentiality agreement with the company. Each of the named executive officers has signed a non-compete agreement extending for one year following termination of employment and a confidentiality agreement of indefinite duration.

For the CEO, the base severance compensation is equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. For each of the other named executive officers, the base severance compensation is equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. The base severance compensation would be paid in a lump sum within a reasonable time following the employee's termination of employment and in no event later than March 1 of the year following the year during which the termination of employment occurs.

In addition to the base severance compensation, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO, one year for Senior Vice Presidents); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

As a result, assuming termination of employment as of the last day of our most recently completed fiscal year (January 2, 2010), the following amounts would have been payable in the event of the termination of the applicable employee without cause or upon a constructive dismissal:

Executive Officer	Base Severance Compensation	Total COBRA Continuation Payments
William R. McLaughlin	$2,932,500	$15,716
James C. Raabe	$ 619,500	$10,159
Shelly R. Ibach	$ 770,000	$ 7,839
Mark A. Kimball	$ 577,500	$ 9,224
Kathryn V. Roedel	$ 704,000	$ 9,628

Under our company's 1990 Omnibus Stock Option Plan (the "1990 Plan"), 1997 Stock Incentive Plan (the "1997 Plan") and 2004 Stock Incentive Plan (the "2004 Plan"), if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter, all outstanding stock options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options have been granted remains in the employ or service of our company or any subsidiary.

In addition, under the 1997 Plan and the 2004 Plan, if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter:

- All outstanding stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such stock appreciation rights have been granted remains in the employ or service of our company or any subsidiary;

- All outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and
- All outstanding performance units, stock bonuses and performance stock awards will vest and/or continue to vest in the manner determined by the Compensation Committee and set forth in the agreement evidencing such performance units or stock bonuses.

There are presently no outstanding stock appreciation rights, performance units or stock bonuses.

In the event of a change in control, the Compensation Committee may pay cash for all or a portion of the outstanding options. The amount of cash the participants would receive will equal (a) the fair market value of such shares immediately prior to the change in control minus (b) the exercise price per share and any required tax withholding. The acceleration of the exercisability of options under the 1990 and 1997 Plans may be limited, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments."

Under the 1990 Plan, the 1997 Plan and the 2004 Plan, a "change in control" will include any of the following:

- The sale, lease, exchange or other transfer of all or substantially all of the assets of our company to a corporation not controlled by our company;
- The approval by our shareholders of a plan or proposal for the liquidation or dissolution of our company;
- Any change in control that is required by the Securities and Exchange Commission to be reported;
- Any person who was not a shareholder of our company on the effective date of the Plan becomes the beneficial owner of 50% or more of the voting power of our company's outstanding common stock; or
- The "continuity" directors (directors as of the effective date of the Plan and their future nominees) ceasing to constitute a majority of the Board of Directors.

The foregoing provisions applicable to changes in control under our equity-based stock incentive plans apply equally to all employees holding incentive awards under these plans.

Director Compensation

The following table summarizes the total compensation paid or earned by each of the non-employee members of our Board of Directors for the 2009 fiscal year ended January 2, 2010.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas J. Albani	$ 71,000	—	$42,353	—	—	—	$113,353
Christine M. Day[2]	$ 58,000	—	—	—	—	—	$ 58,000
Stephen L. Gulis, Jr.	$ 78,500	—	$42,353	—	—	—	$120,853
Christopher P. Kirchen	$ 76,000	—	$42,353	—	—	—	$118,353
David T. Kollat	$ 63,250	—	$42,353	—	—	—	$105,603
Brenda J. Lauderback	$ 64,500	—	$42,353	—	—	—	$106,853
Michael A. Peel	$ 64,750	—	$42,353	—	—	—	$107,103
Ervin R. Shames	$145,000	—	$42,353	—	—	—	$187,353
Jean-Michel Valette	$ 99,500	—	$42,353	—	—	—	$141,853

(1) Reflects the aggregate grant date fair value of stock option awards granted during fiscal year 2009, computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, for a discussion of the relevant assumptions used in calculating these amounts. As of January 2, 2010, each director had the following number of stock options outstanding: Thomas J. Albani, 65,250; Christine M. Day, 40,250; Stephen L. Gulis, Jr., 50,250; Christopher P. Kirchen, 83,000; David T. Kollat, 121,500; Brenda J. Lauderback, 72,750; Michael A. Peel, 91,500; Ervin R. Shames, 106,500; and Jean-Michel Valette, 76,500.

(2) Ms. Day determined not to stand for re-election to the Board of Directors at the 2009 Annual Meeting and her term on the Board expired effective December 14, 2009. Ms. Day did not receive an option award in 2009.

Annual Retainer. All of our non-employee directors receive an annual cash retainer of $25,000, each committee chair receives additional compensation of $5,000 per year and each member of the Audit Committee receives additional compensation of $5,000 per year. The non-executive Chairman of the Board receives an additional retainer of $100,000 per year.

At the end of 2009, the Committee approved the payment of $20,000 to each of the non-employee directors (other than the Chairman of the Board) and $40,000 to Jean-Michel Valette in order to bring the non-employee director compensation more in line with intended compensation philosophy and to recognize Jean-Michel's efforts and leadership in the recapitalization of the company. The Committee did not have flexibility to use equity-based compensation to provide this additional compensation as the terms of the company's existing stock plans limit equity grants to non-employee directors to capped automatic stock option grants described below.

Under the Select Comfort Corporation Non-Employee Director Equity Plan adopted by the Board of Directors in November 2005 and approved by our shareholders at the 2006 Annual Meeting, non-employee directors were entitled to elect to receive all or a portion of their annual cash retainer in the form of shares of the company's common stock and to defer receipt of such shares. To the extent directors elected to participate in this plan, the shares to be issued were valued at fair market value as of the date the cash retainer otherwise would have been paid and the directors received no discount. This plan was terminated as of the end of fiscal year 2008.

Meeting Fees. In March of 2009, the Committee approved the payment of meeting fees for Board and Committee meetings beyond the normal number of regular or typical meetings for the Board and each Committee in a fiscal year. Pursuant to this approval, non-employee directors (other than the

Chairman of the Board) are entitled to (i) Board meeting fees of $1,000 per in-person meeting and $500 per telephonic meeting after a minimum of four Board meetings for the fiscal year, and (ii) Committee meeting fees of $750 per in-person Committee meeting and $500 per telephonic Committee meeting after a minimum of eight Audit Committee meetings and after a minimum of four meetings of each other Committee for the fiscal year.

Stock Options. Each non-employee director is eligible to receive, as of the date that the director first begins to serve on the Board, an initial grant of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These initial options become exercisable one year after the date of grant, so long as the director remains a director of our company. In addition, each of our non-employee directors is eligible for an annual grant, coincident with the annual meeting of shareholders, of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These annual options become exercisable one year after the date of grant, so long as the director remains a director of our company. All options granted to directors have an exercise price equal to the fair market value of our common stock on the date of grant and remain exercisable for a period of up to 10 years, subject to continuous service on our Board of Directors.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings of our Board or any Board committee and for attending director continuing education programs.

No Director Compensation for Employee Directors. Any director who is also an employee of our company does not receive additional compensation for service as a director.

APPROVAL OF THE SELECT COMFORT CORPORATION 2010 OMNIBUS INCENTIVE PLAN

(Proposal 2)

On March 12, 2010, upon recommendation of the Management Development and Compensation Committee, our Board of Directors adopted the Select Comfort Corporation 2010 Omnibus Incentive Plan, or "2010 Incentive Plan," subject to approval by our shareholders. The purpose of the 2010 Incentive Plan is to advance the interests of the Company and its shareholders by enabling the Company and its subsidiaries to (i) attract and retain qualified individuals to perform services, (ii) provide incentive compensation for such individuals that is linked to the growth and profitability of the Company and enhancement of shareholder value, and (iii) provide opportunities for equity participation that align the interests of key employees and board members with those of our shareholders.

If our shareholders approve the 2010 Incentive Plan, it will replace the Select Comfort Corporation 1990 Omnibus Stock Option Plan (As Amended and Restated), the Select Comfort Corporation 1997 Stock Incentive Plan (As Amended and Restated), the Select Comfort Corporation 2004 Stock Incentive Plan (As Amended and Restated as of January 1, 2007) and the Select Comfort Corporation Executive and Key Employee Incentive Plan, referred to collectively as the "Prior Plans." If our shareholders approve the 2010 Incentive Plan, no new awards will be granted under the Prior Plans and any shares of our common stock available for issuance under the Prior Plans that are not subject to outstanding awards will no longer be available for issuance under the Prior Plans or the 2010 Incentive Plan. The terms of the Prior Plans, as applicable, will continue to govern the outstanding awards, until exercised, expired, paid or otherwise terminated or canceled.

The 2010 Incentive Plan permits the Management Development and Compensation Committee, or a subcommittee thereof, to grant to eligible employees, directors and consultants of Select Comfort non-statutory and incentive stock options, stock appreciation rights (also known as SARs), restricted stock awards, restricted stock units, performance awards, annual performance cash awards, non-employee director awards, other cash-based awards and other stock based awards. Subject to adjustment, the maximum number of shares of our common stock authorized for issuance under the 2010 Incentive Plan is 3,000,000 shares, plus the number of shares subject to awards outstanding under the Prior Plans as of the date of shareholder approval of the 2010 Incentive Plan, but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares.

The Board of Directors is asking our shareholders to approve the 2010 Incentive Plan in order to qualify certain awards under the 2010 Incentive Plan as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code (the "IRC") and to qualify stock options for treatment as incentive stock options for purposes of Section 422 of the IRC. In addition, since our common stock is listed on the NASDAQ Global Market, the NASDAQ listing rules require stockholder approval of the 2010 Incentive Plan. If our shareholders do not approve the 2010 Incentive Plan, the Prior Plans will remain in effect until they terminate in accordance with their respective terms.

Reasons Why You Should Vote in Favor of Approval of the 2010 Incentive Plan

Our Board of Directors recommends a vote for approval of the 2010 Incentive Plan as the Board believes the proposed plan is in the best interests of our Company and our shareholders for the following reasons:

The proposed plan will advance company and shareholder interests by allowing us to attract and retain key talent. Talented, motivated and effective employees, non-employee directors and consultants are essential to executing our business strategies. Stock-based and annual cash incentive compensation has been an important component of total compensation for our key employees for many years because such compensation enables us to effectively recruit and retain qualified individuals while encouraging them to think and act like owners of the Company. If our shareholders approve the 2010 Incentive Plan, we believe we will maintain our ability to offer competitive compensation packages to both attract new talent and retain our best performers.

The proposed plan is consistent with our pay-for-performance compensation philosophy to increase shareholder value. We believe that stock-based compensation, by its very nature, is performance-based compensation. Over time, the most significant component of total compensation for our executives is incentive compensation in the form of both stock-based and cash-based incentives that are tied to the achievement of business results. We use incentive compensation both to reinforce desired business results for our key employees and to motivate them to achieve those results.

The proposed plan will better enable us to align the interests of our directors and key employees with those of our shareholders. We currently provide long-term incentives primarily in the form of stock option grants to our non-employee directors and stock option grants, performance stock option awards, restricted stock awards and performance restricted stock awards, which are paid out in shares of our common stock, as well as annual cash incentives, to certain key employees. We believe that our stock-based compensation programs, along with our stock ownership guidelines for our non-employee directors and executives, and our annual cash incentive programs for employees, help align the interests of our non-employee directors and employees with those of our shareholders. We believe that our long-term stock-based incentives help promote long-term retention of our employees and encourage significant ownership of our common stock. We believe our annual cash incentives reinforce achievement of our business performance goals by linking a significant portion of participants' compensation to the achievement of these performance goals. If the 2010 Incentive Plan is approved, we will be able to maintain these important means of aligning the interests of our non-employee directors and employees with those of our shareholders.

The proposed plan protects shareholder interests and embraces sound stock-based compensation practices. As described in more detail below under the heading "Summary of Sound Governance Features of the 2010 Incentive Plan," the 2010 Incentive Plan includes a number of features that are consistent with protecting the interests of our shareholders and sound corporate governance practices.

Summary of Sound Governance Features of the 2010 Incentive Plan

The Board and Management Development and Compensation Committee believe that the 2010 Incentive Plan contains several features that are consistent with protecting the interests of our shareholders and sound corporate governance practices, including the following:

No "evergreen" provision. The number of shares of our common stock available for issuance under the 2010 Incentive Plan is fixed and will not adjust based upon the number of outstanding shares of our common stock. We currently expect the number of shares authorized for issuance under the 2010 Incentive Plan will last approximately three to four years, at which time we expect to ask our shareholders to approve an additional share authorization.

Will not be excessively dilutive to our shareholders. Subject to adjustment, the maximum number of shares of our common stock authorized for issuance under the 2010 Incentive Plan is 3,000,000 shares, plus the number of shares subject to awards outstanding under the Prior Plans as of the date of shareholder approval of the 2010 Incentive Plan but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares. If our shareholders approve the 2010 Incentive Plan, we will not grant new awards under the Prior Plans and any shares of our common stock available for issuance under the Prior Plans that are not subject to outstanding awards will no longer be available for issuance under the Prior Plans or the 2010 Incentive Plan. We do not expect that any new awards will be granted under the Prior Plans between March 26, 2010 and the 2010 Annual Meeting.

Accounting for full value awards. The total number of shares of our common stock available for issuance under the 2010 Incentive Plan will be reduced by 1.15 shares for each share issued pursuant to a "full value" award or potentially issuable pursuant to a "full value" award, which are awards other than stock options or SARs that are settled by the issuance of shares of our common stock.

No "recycling" of shares from exercised stock options or SARs. Unlike under the Prior Plans, shares withheld to satisfy tax-withholding obligations on awards or to pay the exercise price of awards and any shares not issued or delivered because of a "net exercise" of a stock option or settlement of a SAR in shares of common stock will not become available for issuance as future award grants under the 2010 Incentive Plan.

No reload stock options or SARs. The 2010 Incentive Plan does not authorize reload stock options or SARs.

Stock option exercise prices and SAR grant prices will not be lower than the fair market value on the grant date. The 2010 Incentive Plan prohibits granting stock options with exercise prices and SARs with grant prices lower than the fair market value of a share of our common stock on the grant date. The proposed plan does allow for the subsequent adjustment of the exercise prices of outstanding awards in connection with certain corporate transactions, such as a recapitalization or stock split, as may be necessary in order to prevent dilution or enlargement of the rights of participants.

No re-pricing or exchange of "underwater" options or SARs without shareholder approval. The 2010 Incentive Plan prohibits the re-pricing of outstanding stock options or SARs without shareholder approval, except in connection with certain corporate transactions, such as a recapitalization or stock split, as may be necessary in order to prevent dilution or enlargement of the rights of participants. The 2010 Incentive Plan defines "re-pricing" broadly to include amendments or modifications to the terms of outstanding stock options or SARs to lower the exercise or grant price, canceling "underwater" stock options or SARs in exchange for cash, replacement awards having a lower exercise price or other awards, or repurchasing "underwater" stock options or SARs and granting new awards.

Stock options, SARs and unvested performance awards are not entitled to dividend equivalent rights. Stock option, SAR and unvested performance award holders have no rights as shareholders with respect to the shares underlying their awards until such awards are exercised or vested and shares are issued. As a result, stock options, SARs and unvested performance awards under the 2010 Incentive Plan have no dividend equivalent rights associated with them.

Shareholder approval is required for material revisions to the plan. Consistent with NASDAQ listing rules, the 2010 Incentive Plan requires shareholder approval of material revisions to the plan. The proposed plan also requires shareholder approval of certain additional revisions to the plan that would not otherwise require shareholder approval under the NASDAQ listing rules.

Members of the committee administering the plan are non-employee, independent and outside directors. The 2010 Incentive Plan will be administered by the Management Development and Compensation Committee, or by a subcommittee thereof, or any other committee designated by the Board in accordance with the 2010 Incentive Plan. All members of committee administering the 2010 Incentive Plan will be "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, "independent" under the NASDAQ listing rules, the rules and regulations of the SEC and other applicable laws, and "outside directors" within the meaning of Section 162(m) of the IRC.

"Clawback" provisions. The 2010 Incentive Plan contains "clawback" provisions. If the committee determines that a participant has taken any action that would constitute "cause" or an "adverse action," as the 2010 Incentive Plan defines such terms, while providing services to the Company, or after termination of such services, all rights of the participant under the 2010 Incentive Plan and any agreements evidencing an incentive award the participant then holds will terminate and be forfeited. In addition, the committee may require the participant to return to the Company any shares received, any profits or any other economic value realized by the participant in connection with any awards or any shares issued upon the exercise or vesting of any awards. In addition, the proposed plan incorporates the Sarbanes-Oxley Act of 2002 automatic forfeiture standard for certain participants in connection with material noncompliance, as a result of misconduct, resulting in an accounting restatement.

"Double-Trigger" vesting in change in control. If the surviving or acquiring company assumes our outstanding incentive awards or provides for their equivalent substitutes, our 2010 Incentive Plan provides for accelerated vesting of incentive awards following a change in control only upon the termination of the employee's service, a material reduction in an employee's base salary, a discontinuation of participation in certain long-term cash or equity benefits provided to comparable employees, a significant change in job responsibilities or the need to relocate, provided these events occur within 2 years of a change in control. By using a so-called "double trigger" change in control, and thereby tying accelerated vesting to a change in control and a subsequent event, rather than the mere consummation of a change in control transaction, the Company believes that it is better able to balance the employee's need for certainty with the interests of our stockholders.

Comparison of 2010 Incentive Plan to Prior Plans

As mentioned above, if our shareholders approve the 2010 Incentive Plan, it will replace our existing equity compensation plans under which stock-based awards are currently granted and the executive and key employee incentive plan under which annual cash incentives are currently administered, namely, the Prior Plans. The following are some of the material differences between the 2010 Incentive Plan and the Prior Plans:

One Plan. The 2010 Incentive Plan is intended to replace all of our existing equity compensation plans under which stock-based awards are currently granted. Historically, we have also used a separate plan to administer cash-based awards. The 2010 Incentive Plan will streamline our stock-based compensation and annual cash incentives into one plan and, with respect to stock-based compensation, provide one single pool of authorized shares for the grant of incentive awards.

Types of Awards. The 2010 Incentive Plan permits the grant of several incentive awards, including non-statutory and incentive stock options, stock appreciation rights (also known as SARs), restricted stock awards, restricted stock units, performance awards, annual performance cash awards, automatic and discretionary non-employee director awards, other cash-based awards and other stock based awards. The Prior Plans only permit the grant of non-statutory and incentive stock options, SARs, restricted stock, performance stock, automatic non-employee director awards and annual performance cash awards.

Limits on "Full Value" Awards. Whereas our 2004 Stock Incentive Plan placed a numerical limit on the number of "full value" awards, which are awards other than stock options or SARs that are settled by the issuance of shares of our common stock, our 2010 Stock Incentive Plan contains a share counting mechanism that values the use of "full value" awards at a higher rate than other types of awards. Under our 2010 Incentive Plan, the total number of shares of our common stock available for issuance will be reduced by 1.15 shares for each share issued pursuant to a "full value" award or potentially issuable pursuant to a "full value" award.

Sarbanes-Oxley Forfeiture Standard. Unlike the Prior Plans, the 2010 Incentive Plan expressly incorporates the Sarbanes-Oxley Act of 2002 automatic forfeiture standard for certain participants in connection with material noncompliance, as a result of misconduct, resulting in an accounting restatement.

No "recycling" of shares from exercised stock options or SARs. Unlike the Prior Plans, shares withheld to satisfy tax-withholding obligations on awards or to pay the exercise price of awards and any shares not issued or delivered because of a "net exercise" of a stock option or settlement of a SAR in shares of common stock will not become available for issuance as future award grants under the 2010 Incentive Plan.

No re-pricing or exchange of "underwater" options or SARs without shareholder approval. Consistent with our 2004 Stock Incentive Plan, the 2010 Incentive Plan prohibits "re-pricing," broadly defined, of "underwater" options or SARS without shareholder approval. Although we have not engaged in any form of "re-pricing" of outstanding incentive awards in the past, and have no intent to do so in the future, our Prior Plans (other than the 2004 Stock Incentive Plan) did not expressly proscribe "re-pricing" of outstanding incentive awards.

Shareholder approval is required for material revisions to the plan. In comparison with our Prior Plans, the 2010 Incentive Plan expands the list of amendments to the plan that require shareholder approval to include an amendment to increase any limitation on the number of shares which may be issued or the aggregate value of incentive awards which may be granted in respect of any particular type of award or to any single participant during any specified period or to reduce the minimum exercise price requirements.

"Double-Trigger" vesting in change in control. Unlike our Prior Plans, if the surviving or acquiring company assumes our outstanding incentive awards or provides for their equivalent substitutes, our 2010 Incentive Plan provides for accelerated vesting of incentive awards following a change in control only upon the termination of the employee's service, a material reduction in an employee's base salary, a discontinuation of participation in certain long-term cash or equity benefits provided to comparable employees, a significant change in job responsibilities or the need to relocate, provided these events occur within 2 years of a change in control.

Equity Compensation Plan Information as of March 26, 2010 and Burn Rate Information

Under the heading "Equity Compensation Plan Information" on page 36, as required by SEC rules, we provide information about shares of our common stock that may be issued under our equity compensation plans as of January 2, 2010, our most recent fiscal year-end date. To facilitate the approval of the 2010 Incentive Plan, set forth below is certain additional information as of March 26, 2010.

- As of March 26, 2010, there were 54,622,741 shares of our common stock outstanding.
- The market value of one share of our common stock on March 26, 2010, as determined by reference to the closing price of our common stock, as reported on the NASDAQ, was $7.14.
- The number of shares of our common stock to be issued upon exercise of outstanding stock options as of March 26, 2010, under each of our equity compensation plans that provides for the issuance of stock options (which includes the Prior Plans) was 3,949,938.
- The weighted average exercise price of all outstanding stock options as of March 26, 2010, was $10.79.
- The weighted average remaining term for all outstanding stock options as of March 26, 2010, was 5.58 years.
- The total number of unvested full value awards outstanding as of March 26, 2010, was 738,292.

No incentive awards of any kind will be granted under any of the Prior Plans from March 26, 2010 through the date of the Annual Meeting.

Additionally, the following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years and the average run rate over the last three years.

	2009	2008	2007
Stock options granted	10,000	339,050	148,375
Performance-based options awarded*	484,750	282,398	76,969
Restricted stock awarded	104,975	135,966	140,155
Performance-based Restricted Stock awarded*	297,875	129,808	27,327
Non-employee director stock options awarded	80,000	76,500	76,500
Non-employee director stock units awarded in lieu of director cash compensation	0	92,970	4,824
Weighted average basic common shares outstanding during the fiscal year	45,681,623	44,185,724	46,535,888
Run rate	2.14%	2.21%	2.10%

* Performance award amounts reflect adjustments to 100%, 75% and 25% of original award for Fiscal 2009, 2008 and 2007, respectively.

Summary of the 2010 Incentive Plan Features

Below is a summary of the major features of the 2010 Incentive Plan. The summary is qualified in its entirety by reference to the full text of the 2010 Incentive Plan, a copy of which may be obtained upon request to Investor Relations at 9800 59th Avenue North, Minneapolis, Minnesota, 55422 or by telephone at 763-551-7498. We have also filed a copy of the 2010 Incentive Plan electronically with the SEC as an appendix to this proxy statement, available through the SEC's website at *www.sec.gov*.

Purpose. The purpose of the 2010 Incentive Plan is to advance the interests of the Company and its shareholders by enabling the Company and its subsidiaries to attract and retain qualified individuals to perform services, provide incentive compensation for such individuals in a form that is linked to the growth and profitability of the Company and increases in shareholder value, and provide opportunities for equity participation that align the interests of recipients with those of our shareholders.

Plan Administration. The Management Development and Compensation Committee, or a subcommittee thereof, will administer the 2010 Incentive Plan. All members of such committee will be "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, "independent" under the NASDAQ listing rules, the rules and regulations of the SEC and other applicable laws, and "outside directors" within the meaning of Section 162(m) of the IRC.

Under the terms of the 2010 Incentive Plan, subject to certain limitations, the committee will have the authority to, among other things:

- Select eligible participants to whom awards are granted;
- Determine the types and amounts of awards to be granted and when;
- Determine the provisions of such awards, including the applicable performance measures, if any, and the duration, restrictions and conditions of such incentive awards;
- Subject to shareholder approval requirements for some amendments, determine whether and under what circumstances and terms to amend the 2010 Incentive Plan or any outstanding incentive award agreement;
- Interpret the 2010 Incentive Plan and any instrument evidencing an incentive award under the 2010 Incentive Plan and establish rules and regulations pertaining to its administration;
- Determine fair market value in accordance with the 2010 Incentive Plan;

- Adopt subplans or special provisions applicable to incentive awards regulated by the laws of jurisdictions other than the United States;
- Authorize any person to execute on behalf of the Company an incentive award agreement or other instrument required to effect a grant;
- Determine whether incentive awards will be settled in shares of common stock, cash or in any combination thereof;
- Determine whether an incentive award will be adjusted for dividend equivalents;
- Impose restrictions, conditions or limitations on resales and subsequent transfers; and
- Make any other determination and take any other action that the committee deems necessary or desirable for administration of the 2010 Incentive Plan.

Delegation. The committee may delegate to one or more of its members or to one or more officers of the Company such administrative duties or powers, as it may deem advisable. The committee may authorize one or more directors or officers of the Company to designate employees, other than officers, directors, or 10% shareholders of the Company, to receive awards under the plan and determine the size of any such awards, subject to certain limitations.

No Re-pricing or Exchange. The committee may not, except as described below under the heading "Adjustments," without prior approval of our shareholders, seek to effect any re-pricing of any previously granted, "underwater" option or SAR by: (i) amending or modifying the terms of the option or SAR to lower the exercise price; (ii) canceling the underwater option or SAR in exchange for (A) cash; (B) replacement options or SARs having a lower exercise price; or (C) other incentive awards; or (iii) repurchasing the underwater options or SARs and granting new incentive awards under the 2010 Incentive Plan. An option or SAR will be deemed to be "underwater" at any time when the fair market value of the common stock is less than the exercise price of the option or SAR.

Shares Authorized. Subject to adjustment (as described below), the maximum number of shares of our common stock authorized for issuance under the 2010 Incentive Plan is 3,000,000 shares, plus the number of shares subject to awards outstanding under the Prior Plans as of the date of shareholder approval of the 2010 Incentive Plan, but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares. No more than 3,000,000 shares may be granted as incentive stock options and the total number of shares of our common stock available for issuance under the 2010 Incentive Plan will be reduced by 1.15 shares for each share issued pursuant to a "full value" award or potentially issuable pursuant to a "full value" award.

Shares of our common stock that are issued under the 2010 Incentive Plan or that are subject to outstanding incentive awards will be applied to reduce the maximum number of shares of our common stock remaining available for issuance under the 2010 Incentive Plan only to the extent they are actually used. However, the full number of shares of our common stock subject to SARs granted under the 2010 Incentive Plan that are settled by the issuance of shares of our common stock will be counted against the shares authorized for issuance under the 2010 Incentive Plan, regardless of the number of shares actually issued upon settlement of such SARs. Furthermore, any shares of our common stock withheld to satisfy tax withholding obligations on incentive awards issued under the 2010 Incentive Plan, any shares of our common stock withheld to pay the exercise price of incentive awards under the 2010 Incentive Plan and any shares of our common stock not issued or delivered as a result of the "net exercise" of an outstanding option will be counted against the shares of our common stock authorized for issuance under the 2010 Incentive Plan. Any shares of our common stock repurchased by us on the open market using the proceeds from the exercise of an incentive award will not increase the number of shares available for future grant of incentive awards. Any shares of our common stock related to incentive awards under the 2010 Incentive Plan or under Prior Plans that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, or are settled in cash in lieu of shares, or are exchanged with the committee's permission, prior to the issuance of shares, for incentive awards not involving shares, will be available again for grant under the 2010 Incentive Plan (with such increase in connection with full value awards based on the ratio of 1.15 shares for each terminated share).

Annual Award Limits. The annual limits listed below apply to grants that are intended to qualify as of awards of performance-based compensation under Section 162(m) of the IRC. These limits are per "participant," per "year," as the 2010 Incentive Plan defines such terms.

- 1,000,000 shares subject to stock options and SARs;
- 1,000,000 shares subject to restricted stock awards and restricted stock units;
- $5,000,000 or 1,000,000 shares of common stock in performance awards;
- $5,000,000 in annual performance cash awards;
- $5,000,000 in other cash-based awards; and
- 1,000,000 shares granted under other stock-based awards.

Adjustments. In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin off) or other similar change in the corporate structure or shares of the Company, the committee will make the appropriate adjustment. These adjustments may be to the number and kind of securities and property that may be available for issuance under the 2010 Incentive Plan. In order to prevent dilution or enlargement of the rights of participants, the committee may also adjust the number, kind, and exercise price of securities or other property subject to outstanding awards.

Participation. Incentive awards may be granted to employees, non-employee directors and consultants of the Company or any of its subsidiaries. A "consultant" is one who renders services that are not in connection with the offer and sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities. As of January 2, 2010, approximately 2,172 employees and 8 non-employee directors would have been eligible to participate in the 2010 Incentive Plan had it been approved by our shareholders at such time.

Types of Awards. The 2010 Incentive Plan will permit us to grant non-statutory and incentive stock options, stock appreciation rights (also known as SARs), restricted stock awards, restricted stock units, performance awards, annual performance cash awards, non-employee director awards, other cash-based awards and other stock based awards. Awards may be granted either alone or in addition to or in tandem with any other type of award.

Non-Statutory and Incentive Stock Options. Stock options entitle the holder to purchase a specified number of shares of our common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the stock option grant. The 2010 Incentive Plan permits the grant of both non-statutory and incentive stock options. Each stock option granted under the 2010 Incentive Plan must be evidenced by an incentive award agreement that specifies the exercise price, the term, the number of shares underlying the stock option, the vesting and any other conditions. The exercise price of each stock option granted under the 2010 Incentive Plan must be at least 100% of the fair market value of a share of our common stock as of the date the award is granted to a participant. Fair market value is the closing price of our common stock, as reported on the NASDAQ. The closing price of our common stock, as reported on NASDAQ, on March 10, 2010, was $8.49 per share. The committee will fix the terms and conditions of each stock option, subject to certain restrictions. The committee will fix the term of each stock option, but stock options granted under the 2010 Incentive

Plan will not be exercisable more than 10 years after the date the stock option is granted. Stock options may be exercised, in whole or in part, by payment in full of the exercise price in cash or its equivalent. In the discretion of the committee, payment may also be made by the delivery of common stock already owned by the participant prior to such delivery or to be issued upon the exercise of the option being exercised, by broker-assisted cashless exercise, by "net exercise," or by a combination of such methods; or such other method as may be permitted by the committee. In the case of a "net exercise" of a stock option, we will not require payment of the exercise price or any required tax withholding obligations related to the exercise, but will reduce the number of shares issued upon the exercise by the largest number of whole shares that has a fair market value that does not exceed the aggregate exercise price for the shares underlying the stock option and any required tax withholding obligations.

Stock Appreciation Rights. A stock appreciation right, or SAR, is a right granted to receive payment of cash, stock or a combination of both, equal to the difference between the fair market value of shares of our common stock and the exercise price of such shares. Each SAR granted must be evidenced by an incentive award agreement that specifies the exercise price, the term, and such other provisions as the committee may determine. The exercise price of a SAR must be at least 100% of the fair market value of our common stock on the date of grant. The committee will fix the term of each SAR, but SARs granted under the 2010 Incentive Plan will not be exercisable more than 10 years after the date the SAR is granted.

Restricted Stock Awards and Restricted Stock Units. Restricted stock awards and/or restricted stock units may be granted under the 2010 Incentive Plan. A restricted stock award is an award of common stock that is subject to restrictions on transfer and risk of forfeiture upon certain events, typically including termination of service. Restricted stock units are similar to restricted stock awards except that no shares are actually awarded to the participant on the grant date. The committee shall determine, and set forth in an incentive award agreement, the period of restriction, the number of shares of restricted stock awards or the number of restricted stock units granted, and other such conditions or restrictions. Participants holding shares of restricted stock awards may be granted voting rights with respect to their shares, but participants holding restricted stock units will not have voting rights with respect to their restricted stock units. After all conditions and restrictions applicable to restricted stock awards and/or restricted stock units have been satisfied or have lapsed (including the satisfaction of any applicable tax withholding obligations), shares of restricted stock awards will become freely transferable (except as otherwise provided in the 2010 Incentive Plan) and restricted stock units will be paid in cash, shares of our common stock, or some combination of cash and shares of our common stock as determined by the committee. The committee may provide that restricted stock award is conditioned upon the participant making or refraining from making an election with respect to the award under Section 83(b) of the IRC.

Performance Awards. Performance awards, in the form of cash, shares of common stock or a combination of both, may be granted under the 2010 Incentive Plan in such amounts and upon such terms as the committee may determine. The committee shall determine, and set forth in an incentive award agreement, the amount of cash and/or number of shares, the performance goals, the performance periods and other terms and conditions. The extent to which the participant achieves his or her performance goals during the applicable performance period will determine the amount of cash and/or number of shares earned by the participant.

Annual Performance Cash Awards. Annual performance cash awards may be granted under the 2010 Incentive Plan in such amounts and upon such terms as the committee may determine, based on the achievement of specified performance goals for annual periods or other time periods as determined by the committee. The committee will determine the target amount that may be paid with respect to an annual performance award, which will be based on a percentage of a participant's actual annual base compensation at the time of grant, up to 150% for any participant. The committee may establish a maximum potential payout amount with respect to an annual performance award of up to 300% of the target payout in the event performance goals are exceeded by an amount established by the committee at the time performance goals are established. The committee may establish measurements for prorating the amount of payouts for achievement of performance goals at less than or greater than the target payout but less than the maximum payout.

Non-Employee Director Awards. The committee at any time and from time to time may approve resolutions providing for the automatic grant to non-employee directors of non-statutory stock options, SARs or full value awards. The committee may also at any time and from time to time grant on a discretionary basis to non-employee directors non-statutory stock options, SARs or full value awards. In either case, any such awards may be granted singly, in combination, or in tandem, and may be granted pursuant to such terms, conditions and limitations as the committee may establish in its sole discretion consistent with the provisions of the 2010 Incentive Plan.

The 2010 Incentive Plan permits non-employee directors to elect to receive shares of our common stock in lieu of their director fees otherwise payable in cash. The election to receive our common stock in lieu of cash must be made in the calendar quarter preceding the date any such fees are payable. The number of shares to be issued is determined by dividing the dollar amount of reserved fees by the fair market value of our common stock on the date such fees would otherwise have been payable.

Any awards granted to non-employee directors under the 2010 Incentive Plan must be made by a committee consisting solely of directors who are "independent directors" within the meaning of the NASDAQ listing rules.

Other Cash-Based Awards and Other Stock-Based Awards. Cash-based awards that are not annual performance cash awards may be granted to participants in such amounts and upon such terms as the committee may determine. These other cash-based awards will be paid in cash only. Other stock-based awards (including the grant or offer for sale of unrestricted shares of our common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock) may be granted in such amounts and subject to such terms and conditions (including performance goals) as determined by the committee. These other stock-based awards shall be expressed in terms of shares of our common stock or units based on shares of our common stock, as determined by the committee. Other stock-based awards will be paid in cash or shares of our common stock, as determined by the committee.

Performance Measures. If the committee intends to qualify an incentive award under the 2010 Incentive Plan as "performance-based compensation" under Section 162(m) of the IRC, the performance goals selected by the committee must be based on the achievement of specified levels of one, or any combination, of the following performance measure elements:

- Sales and revenue measure elements, including gross revenue or sales, sales allowances, net revenue or net sales, invoiced revenue or sales, collected revenue or sales, revenues from new products, and bad debts;

- Expense measurement elements, including direct material costs, direct labor costs, indirect labor costs, direct manufacturing costs, indirect manufacturing costs, cost of goods sold, sales, general and administrative expenses, operating expenses, non-cash expenses, tax expense, non-operating expenses, and total expenses;

- Profitability and productivity measure elements, including gross margin, net operating income, EBITDA (earnings before interest, taxes, depreciation and amortization), EBIT (earnings before interest and taxes), net operating income after taxes (NOPAT), net income, net cash flow, and net cash flow from operations;

- Asset utilization and effectiveness measure elements, including cash, excess cash, accounts receivable, inventory (WIP and/or finished goods), current assets, working capital, fixed assets, total assets, standard hours, plant utilization, purchase price variance, and manufacturing overhead variance;

- Debt and equity measure elements, including accounts payable, current accrued liabilities, total current liabilities, total debt, debt principal payments, net current borrowings, total long-term debt, credit rating, retained earnings, total preferred equity, total common equity, and total equity;

- Shareholder and return measure elements, including earnings per share (diluted and fully diluted), stock price, dividends, shares repurchased, total return to shareholders, debt coverage ratios, return on assets, return on equity, return on invested capital, and economic profit (for example, economic value added);

- Customer and market measure elements, including dealer/channel size/scope, dealer/channel performance/effectiveness, order fill rate, customer satisfaction, customer service/care, brand awareness and perception, market share, warranty rates, product quality, and channel inventory; and

- Organizational and employee measure elements, including headcount, employee performance, employee productivity, standard hours, employee engagement/satisfaction, employee turnover, and employee diversity.

Any of the above performance measure elements can be used in an algebraic formula (e.g., averaged over a period), combined into a ratio, compared to a budget or standard, compared to previous periods or other formulaic combinations based on the performance measure elements to create a performance measure. Any of the performance measures specified in the 2010 Incentive Plan may be used to measure the performance of the Company or any subsidiary, as a whole, or any division or business unit, product or product group, region or territory, or any combination thereof, as the committee deems appropriate. Performance measures may be compared to the performance of a group of comparator companies or a published or special index that the committee deems appropriate or, with respect to share price, various stock market indices. The committee also may provide for accelerated vesting of any incentive award based on the achievement of performance goals.

Any incentive award that is intended to qualify as performance-based compensation under Section 162(m) of the IRC will be granted, and performance goals for such an incentive award will be established, by the committee in writing not later than 90 days after the commencement of the performance period to which the performance goals relate, or such other period required under Section 162(m) of the IRC; provided that the outcome is substantially uncertain at the time the committee establishes the performance goal; and provided further that in no event will a performance goal be considered to be pre-established if it is established after 25% of the performance period (as scheduled in good faith at the time the performance goal is established) has elapsed. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the IRC, the committee must certify in writing that the performance goals established with respect to such award have been achieved.

The committee may provide in any such incentive award that includes performance goals that any evaluation of performance may include or exclude any of the following events that occur during a performance period: items related to a change in accounting principles; items relating to financing activities; expenses for restructuring or productivity initiatives; other non-operating items; items related to acquisitions; items attributable to the business operations of any entity acquired by the Company during the performance period; items related to the disposal of a business or segment of a business; items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; any other items of significant income or expense which are determined to be appropriate adjustments; items relating to unusual or extraordinary corporate transactions, events or developments; items related to amortization of acquired intangible assets; items that are outside the scope of the Company's core, on-going business activities; items related to acquired in-process research and development; items relating to changes in tax laws; items relating to major licensing or partnership arrangements; items relating to asset impairment charges; items relating to gains or losses for litigation, arbitration and contractual settlements; foreign exchange gains and losses; or items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

The committee may amend or modify the vesting criteria (including any performance goals, performance measures or performance periods) of any outstanding awards based in whole or in part on the financial performance of the Company (or any subsidiary or division, business unit or other sub-unit thereof) in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the 2010 Incentive Plan.

The committee may adjust the amount payable pursuant to an incentive award under the 2010 Incentive Plan that is intended to qualify as "performance-based compensation" under Section 162(m) of the IRC downwards but not upwards. In the event that applicable tax or securities laws change to permit committee discretion to alter the governing performance measures without obtaining shareholder approval of such changes, the committee will have sole discretion to make such changes without obtaining shareholder approval.

Dividend Equivalents. With the exception of stock options, SARs and unvested performance awards, awards under the 2010 Incentive Plan may, in the committee's discretion, earn dividend equivalents with respect to the cash or stock dividends or other distributions that would have been paid on the shares of our common stock covered by such award had such shares been issued and outstanding on the dividend payment date. Such dividend equivalents will be converted to cash or additional shares of our common stock by such formula and at such time and subject to such limitations as determined by the committee.

Termination of Service. Except as otherwise provided in the 2010 Incentive Plan or an incentive award agreement, in the event a participant's employment or other service with the Company or any of our subsidiaries is terminated by reason of death or disability, then:

- All outstanding stock options (including non-employee director options) and SARs held by the participant will become immediately exercisable and will remain exercisable for a period of one year after such termination, but not later than the date the stock options or SARs expires;
- All outstanding shares of restricted stock held by the participant will become fully vested;
- All outstanding, but unpaid, restricted stock units, performance awards, other cash-based awards and other stock-based awards held by the participant will terminate and be forfeited. However, with respect to any incentive awards that vest based on the achievement of performance goals, if a participant's employment or other service with our Company or any subsidiary is terminated by death or disability prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on full fiscal years only and no shares to be delivered for partial fiscal years; and

- If the effective date of such termination is before the end of the time period to which an annual performance cash award relates, then any such annual performance cash award held by a participant will terminate and be forfeited, but if the effective date of such termination is on or after the end of the time period to which an annual performance cash award relates, then any such annual performance cash award held by a participant will be paid to the participant in accordance with the payment terms of such award.

Except as otherwise provided in the 2010 Incentive Plan or an incentive award agreement, in the event a participant's employment or other service with the Company or any of our subsidiaries is terminated by reason of retirement (except with respect to non-employee directors), then:

- All outstanding stock options (other than non-employee director options) and SARs held by the participant that then are exercisable will remain exercisable for one year after the date of such retirement, but will not be exercisable later than the date the stock options or SARs expires;
- All stock options, SARs and all outstanding shares of restricted stock held by the participant that then have not vested will terminate and be forfeited;
- All outstanding, but unpaid, restricted stock units, performance awards, other cash-based awards and other stock-based awards held by the participant will terminate and be forfeited. However, with respect to any incentive awards the vesting of which is based on the achievement of performance goals, if a participant's employment or other service with our Company or any subsidiary, as the case may be, is terminated by reason of retirement prior to the end of the performance period of such incentive award, but after the conclusion of a portion of the performance period (but in no event less than one year), the committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on full fiscal years only and no shares to be delivered for partial fiscal years; and
- If the effective date of such retirement is before the end of the performance period to which an annual performance cash award relates, then any such annual performance cash award held by a participant will terminate and be forfeited, but if the effective date of such retirement is on or after the end of the performance period to which an annual performance cash award relates, then any such annual performance cash award held by a participant will be paid to the participant in accordance with the payment terms of such award.

Except as otherwise provided in the 2010 Incentive Plan or an incentive award agreement, if a plan participant's employment or other service with the Company or any subsidiary of the Company is terminated for any reason other than death, disability or retirement, then:

- All outstanding stock options (including non-employee director options) and SARs held by the participant that then are exercisable will remain exercisable for three months after the date of termination, but those that are not exercisable will terminate and be forfeited;
- All stock options, SARs and outstanding shares of restricted stock held by the participant that then have not vested will terminate and be forfeited;

- All outstanding, but unpaid, restricted stock units, performance awards, other cash-based awards and other stock-based awards held by the participant will terminate and be forfeited; and
- All outstanding annual performance cash awards held by a participant will terminate and be forfeited.

It is important to note that the foregoing terms are the standards that will be applicable to awards to the extent that the award agreement does not provide for different terms. The committee may, in its sole discretion, and consistent with other terms of the 2010 Incentive Plan, provide for different termination, forfeiture, vesting and exercisability provisions, whether more or less restrictive than the foregoing standard terms, in any agreement evidencing an incentive award granted under the 2010 Incentive Plan.

Modification of Rights upon Termination. Upon a participant's termination of employment or other service with the Company or any subsidiary, the committee may, in its sole discretion (which may be exercised at any time on or after the grant date, including following such termination) cause stock options or SARs (or any part thereof) held by such participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and restricted stock, restricted stock units, performance awards, annual performance cash awards, non-employee director awards, other cash-based awards and other stock-based awards held by such participant as of the effective date of such termination to terminate, vest or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the committee; provided, however, that (a) no stock option or SAR may remain exercisable beyond its expiration date; (b) the committee may not adjust the amount payable pursuant to an incentive award under the 2010 Incentive Plan that is intended to qualify as "performance-based compensation" under Section 162(m) of the IRC upwards but may adjust the amount payable under such an awards downwards (unless the applicable tax or securities laws change to permit committee discretion to alter the governing performance measures without obtaining shareholder approval, in which case the committee will have sole discretion to make such changes without obtaining shareholder approval); (c) the committee taking any such action relating to non-employee director awards will consist solely of "independent directors" as defined by NASDAQ (or other applicable exchange or market on which the common stock may be traded or quoted); and (d) any such action by the committee adversely affecting any outstanding incentive award will not be effective without the consent of the affected participant, except to the extent the committee is authorized by the 2010 Incentive Plan to take such action.

Determination of Termination. The change in a participant's status from an employee to a consultant will be deemed a termination unless the committee determines otherwise, in its sole discretion. The change in a participant's status from a consultant to an employee will not be deemed a termination of the participant's service as a consultant. Unless the committee determines otherwise, a participant's termination date will be deemed to be the date recorded on personnel or other records of the Company or any subsidiary. If the payment of an incentive award that is subject to Section 409A of the IRC is triggered by termination of a participant's employment or other service, the termination must also constitute a "separation from service" within the meaning of Section 409A of the IRC, and any change in employment status that constitutes a "separation from service" under Section 409A of the IRC will be treated as a termination of employment or service, as the case may be.

Forfeiture and Recoupment. If a participant is determined by the committee to have taken any action while providing services to the Company or after termination of such services, that would constitute "cause" or an "adverse action," as such terms are defined in the 2010 Incentive Plan, all rights of the participant under the 2010 Incentive Plan and any agreements evidencing an incentive award then held by the participant will terminate and be forfeited. The committee has the authority to rescind the exercise, vesting, issuance or payment in respect of any incentive awards of the participant that were exercised, vested, issued or paid, and require the participant to pay to the Company, within ten days of receipt of notice, any amount received or the amount gained as a result of any such rescinded exercise, vesting, issuance or payment. The Company may defer the exercise of any stock option or SAR for up to six months after receipt of notice of exercise in order for the committee to determine whether "cause" or "adverse action" exists. The Company is entitled to withhold and deduct future wages to collect any amount due. In addition, if the Company is required to prepare an accounting restatement due to material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse the Company for the amount of any award received by such individual under the 2010 Incentive Plan during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

Change in Control and Acceleration of Vesting. Generally, a change in control will mean:

- The sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company,
- The approval by our shareholders of any plan or proposal for the liquidation or dissolution of the Company, or
- A change in control of a nature that would currently be required to be reported in response to Item 5.01 of SEC Form 8-K, whether or not the Company is then subject to such reporting requirement.

Such a change in control will be deemed to have occurred at such time as (x) any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of 50% or more of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors or (y) individuals who constitute the Board of Directors of the Company on the effective date of the 2010 Incentive Plan cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the effective date of the 2010 Incentive Plan whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors comprising the Board of Directors on the Effective Date of the 2010 Incentive Plan (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be considered as though such person were a member of the Board of Directors on the effective date of the 2010 Incentive Plan.

Without limiting the authority of the committee to adjust incentive awards as discussed under the headings "Plan Administration" and "Adjustments," if a change in control of the Company occurs, then, unless otherwise provided in the Incentive Award Agreement, if the Company is not the surviving corporation or the acquiring corporation does not assume the outstanding incentive awards or substitute equivalent awards, then:

- All outstanding stock options and SARs will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such stock options or SARs have been granted remains in employment or service with the Company or any subsidiary;
- All restrictions and vesting requirements applicable to any incentive award based solely on the continued service of the participant will terminate; and

- All incentive awards the vesting or payment of which are based on performance goals will vest as though such performance goals were fully achieved at target and will become immediately payable.

However, no incentive award that provides for a deferral of compensation within the meaning of Section 409A of the IRC will be cashed out upon the occurrence of a change in control unless the event or circumstances constituting the change in control also constitute a "change in the ownership" of the Company, a "change in the effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case as determined under Section 409A of the IRC. The treatment of any other incentive awards in the event of a change in control will be as determined by the committee in connection with the grant thereof, as reflected in the applicable incentive award agreement. The committee is given the power under the 2010 Incentive Plan to alternatively provide that upon a change in control any or all outstanding stock-based awards will be canceled and terminated and the holders will receive a payment of cash or stock equal to the difference, if any, between the consideration received by shareholders in respect of a share of common stock in connection with the change in control and the purchase price per share, if any, under the award, multiplied by the number of shares subject to such award, provided that if such product is zero or less, or the award is not exercisable, the award may be canceled and terminated without payment for such award.

If a participant's employment or other service with the Company is terminated without "cause" or "adverse action" or by the participant for "good reason" (as such terms are defined in the 2010 Incentive Plan), in either case within two years following a change in control, and the Company is the surviving corporation following such change in control, or the acquiror assumes the outstanding incentive awards or substitutes equivalent equity awards relating to the securities of such acquiror or its affiliates for such incentive awards, then:

- All outstanding options and SARs will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options or SARs have been granted remains in employment or service with the Company;
- All restrictions and vesting requirements applicable to any incentive award based solely on the continued service of the participant will terminate; and
- All incentive awards the vesting or payment of which are based on performance goals will vest as though such performance goals were fully achieved at target and will become immediately payable.

However, no incentive award that provides for a deferral of compensation within the meaning of Section 409A of the IRC will be cashed out upon the occurrence of a change in control unless the event or circumstances constituting the change in control also constitute a "change in the ownership" of the Company, a "change in the effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case as determined under Section 409A of the IRC. The treatment of any other incentive awards in the event of a change in control will be as determined by the committee in connection with the grant thereof, as reflected in the applicable award agreement.

Term, Termination and Amendment. Unless sooner terminated by the Board, the 2010 Incentive Plan will terminate at midnight on May 19, 2020. No incentive award will be granted after termination of the 2010 Incentive Plan, but incentive awards outstanding upon termination of the 2010 Incentive Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the 2010 Incentive Plan.

Subject to certain exceptions, the Board has the authority to terminate and the committee has the authority to amend the 2010 Incentive Plan or any outstanding award agreement at any time and from time to time provided that any amendment to the 2010 Incentive Plan will not become effective without shareholder approval (i) to increase the maximum number of shares of our common stock which may be issued pursuant to the 2010 Incentive Plan, (ii) to increase any limitation set forth in the 2010 Incentive Plan on the number of shares of our common stock which may be issued, or the aggregate value of award which may be made, in respect of any type of award to any single participant during any specified period, (iii) to change the class of individuals eligible to participate in the 2010 Incentive Plan, (iv) to reduce the minimum exercise price of any option or grant price of any SAR, or (v) if such approval is otherwise required to comply with applicable laws, rules or regulations. No termination or amendment of the 2010 Incentive Plan or an incentive award agreement shall adversely affect in any material way any award previously granted under the 2010 Incentive Plan without the written consent of the participant holding such award.

No amendments to the 2010 Incentive Plan will be effective without approval of the Company's shareholders if: (a) shareholder approval of the amendment is then required pursuant to Section 422 of the IRC, the rules of the primary stock exchange on which the common stock is then traded, applicable U.S. state and federal laws or regulations and the applicable laws of any foreign country or jurisdiction where incentive awards are, or will be, granted under the 2010 Incentive Plan; or (b) such amendment would: (i) modify the restrictions on re-pricing; (ii) materially increase benefits accruing to participants; (iii) increase the aggregate number of shares of common stock issued or issuable under the 2010 Incentive Plan; (iv) increase any limitation set forth in the 2010 Incentive Plan on the number of shares of common stock which may be issued or the aggregate value of incentive awards which may be made, in respect of any type of incentive award to any single participant during any specified period; (v) modify the eligibility requirements for participants in the 2010 Incentive Plan; or (vi) reduce the minimum exercise price as set forth in the 2010 Incentive Plan.

Plan Benefits. It is not presently possible to determine the benefits or amounts that will be received by or allocated to participants under the 2010 Incentive Plan or would have been received by or allocated to participants for the last completed fiscal year if the 2010 Incentive Plan had then been in effect because awards under the 2010 Incentive Plan will be made at the discretion of the committee.

Federal Income Tax Information

The following is a general summary, as of the date of this proxy statement, of the federal income tax consequences to participants and the Company of transactions under the 2010 Incentive Plan. This summary is intended for the information of shareholders considering how to vote at the annual meeting and not as tax guidance to participants in the 2010 Incentive Plan, as the consequences may vary with the types of grants made, the identity of the participant and the method of payment or settlement. The summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the 2010 Incentive Plan.

Incentive Stock Options. With respect to incentive stock options, generally, the stock option holder is not taxed, and we are not entitled to a deduction, on either the grant or the exercise of an incentive stock option so long as the requirements of Section 422 of the IRC continue to be met. If the stock option holder meets the employment requirements and does not dispose of the shares of our common stock acquired upon exercise of an incentive stock option until at least one year after date of the exercise of the stock option and at least two years after the date the stock option was granted, gain or loss realized on sale of the shares will be treated as long-term capital gain or loss. If the shares of our common stock are disposed of before those periods expire, which is called a disqualifying disposition, the stock option holder will be required to recognize ordinary income in an amount equal to the lesser of (i) the excess, if any, of the fair market value of our common stock on the date of exercise over the exercise price, or (ii) if the disposition is a taxable sale or exchange, the amount of gain realized. Upon a disqualifying disposition, we will generally be entitled, in the same tax year, to a deduction equal to the amount of ordinary income recognized by the stock option holder.

Non-Statutory Stock Options. The grant of a stock option that does not qualify for treatment as an incentive stock option, which is generally referred to as a non-statutory stock option, is generally not a taxable event for the stock option holder. Upon exercise of the stock option, the stock option holder will generally be required to recognize ordinary income in an amount equal to the excess of the fair market value of our common stock acquired upon exercise (determined as of the date of exercise) over the exercise price of the stock option, and we will be entitled to a deduction in an equal amount in the same tax year. At the time of a subsequent sale or disposition of shares obtained upon exercise of a non-statutory stock option, any gain or loss will be a capital gain or loss, which will be either a long-term or short-term capital gain or loss, depending on how long the shares have been held.

SARs. The grant of an SAR will not cause the participant to recognize ordinary income or entitle us to a deduction for federal income tax purposes. Upon the exercise of an SAR, the participant will recognize ordinary income in the amount of the cash or the value of shares payable to the participant (before reduction for any withholding taxes), and we will receive a corresponding deduction in an amount equal to the ordinary income recognized by the participant, assuming that a deduction is allowed under Section 162(m) of the IRC.

Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. The federal income tax consequences with respect to restricted stock, restricted stock units, performance shares and performance stock units, and other stock unit and stock-based awards depend on the facts and circumstances of each award, including, in particular, the nature of any restrictions imposed with respect to the awards. In general, if the award granted to the participant is subject to a "substantial risk of forfeiture" (e.g., the award is conditioned upon the future performance of substantial services by the participant) and is nontransferable, a taxable event occurs when the risk of forfeiture ceases or the awards become transferable, whichever first occurs. At such time, the participant will recognize ordinary income to the extent of the excess of the fair market value of the award on such date over the participant's cost for such award (if any), and the same amount is deductible by us, assuming that a deduction is allowed under Section 162(m) of the IRC. Under certain circumstances, the participant, by making an election under Section 83(b) of the IRC, can accelerate federal income tax recognition with respect to an award that is subject to a substantial risk of forfeiture and transferability restrictions, in which event the ordinary income amount and our deduction will be measured and timed as of the grant date of the award. If the award granted to the participant is not subject to a substantial risk of forfeiture or transferability restrictions, the participant will recognize ordinary income with respect to the award to the extent of the excess of the fair market value of the award at the time of grant over the participant's cost, if any, and the same amount is deductible by us, assuming that a deduction is allowed under Section 162(m) of the IRC. If a stock or stock unit award is granted but no stock is actually issued to the participant at the time the award is granted, the participant will recognize ordinary income at the time the participant receives stock free of any substantial risk of forfeiture and the amount of such income will be equal to the fair market value of the stock at such time over the participant's cost, if any, and the same amount is then deductible by us.

Annual Performance Cash Awards and Other Cash-Based Awards. Annual performance cash awards and other cash-based awards will be taxable as ordinary income to the participant in the amount of the cash received by the participant (before reduction for any withholding taxes), and we will receive a corresponding deduction in an amount equal to the ordinary income recognized by the participant, assuming that a deduction is allowed under Section 162(m) of the IRC.

Withholding Obligations. We are entitled to withhold and deduct from future wages of the participant, to make other arrangements for the collection of, or to require the recipient to pay to us, an amount necessary for us to satisfy the recipient's federal, state or local tax withholding obligations with respect to incentive awards granted under the 2010 Incentive Plan. Withholding for taxes will be limited to the minimum required tax withholding rates or such other rate that will not trigger a negative accounting impact on the company. The committee may permit a participant to satisfy a tax obligation by withholding shares of common stock underlying an award, tendering previously acquired shares, delivery of a broker exercise notice or a combination of these methods.

Code Section 409A. A grant may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under Section 409A of the IRC and the requirements of Section 409A of the IRC are not satisfied.

Code Section 162(m). Pursuant to Section 162(m) of the IRC, the annual compensation paid to an individual, who on the last day of the taxable year was the Chief Executive Officer or otherwise covered by this provision because his or her compensation was reported in the Summary Compensation Table, may not be deductible to the extent that it exceeds $1 million unless the compensation qualifies as "performance-based" under Section 162(m) of the IRC. The 2010 Incentive Plan has been designed to permit the committee to grant awards that qualify as "performance-based" for purposes of satisfying the conditions of Section 162(m) of the IRC.

Excise Tax on Parachute Payments. Unless otherwise provided in a separate agreement between a participant and the Company, if, with respect to a participant, the acceleration of the vesting of an incentive award or the payment of cash in exchange for all or part of an incentive award, together with any other payments that such participant has the right to receive from the Company, would constitute a "parachute payment" then the payments to such participant will be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the IRC. Such reduction, however, will only be made if the aggregate amount of the payments after such reduction exceeds the difference between the amount of such payments absent such reduction minus the aggregate amount of the excise tax imposed under Section 4999 of the IRC attributable to any such excess parachute payments. If such provisions are applicable and if an employee will be subject to a 20% excise tax on any "excess parachute payment" pursuant to Section 4999 of the IRC, we will be denied a deduction with respect to such excess parachute payment pursuant to Section 280G of the IRC.

Board Recommendation

The Board of Directors recommends that the shareholders vote "**FOR**" approval of the Select Comfort Corporation 2010 Omnibus Incentive Plan.

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote in person or by proxy on this matter at the Annual Meeting, and at least a majority of the minimum number of votes necessary for a quorum, is necessary for approval of the Select Comfort Corporation 2010 Omnibus Incentive Plan. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "**FOR**" approval of the Select Comfort Corporation 2010 Omnibus Incentive Plan.

APPROVAL OF THE AMENDMENT TO OUR THIRD RESTATED ARTICLES OF INCORPORATION TO ADOPT A PLURALITY VOTE STANDARD IN CONTESTED ELECTIONS OF DIRECTORS

(Proposal 3)

Summary of the Proposed Amendment

The Board of Directors is recommending that Article VI of our Third Restated Articles of Incorporation be amended to provide for a plurality voting standard in the case of contested elections of directors. In recent years, as best practices in corporate governance have evolved, there has been a shift from the historically dominant plurality voting standard in director elections to a majority voting standard. Select Comfort has always had a majority voting standard in place for director elections. With the emergence more generally of the majority voting standard and the increasing prevalence of contested director elections (where the number of nominees exceeds the number of directors to be elected), concern has arisen that the majority voting standard increases the risk that no nominee succeeds in achieving the requisite majority vote for election, or a "failed election." Under Minnesota law, in the event of such a "failed election," the incumbent director would continue to serve as a director as no successor to the incumbent would have been validly elected. To reduce the risk of a failed election under the majority voting standard, a common approach is to create an exception whereby a plurality voting standard is used solely in the case of contested elections. Under the plurality voting standard, the nominee receiving the highest number of votes, even if that number is less than a majority of the votes cast in the election, would be validly elected as a director. We believe it is in the best interests of our shareholders to mitigate the risk of a failed election in the context of contested elections through the adoption of the plurality vote standard solely in the case of contested elections.

Article VI of our Third Restated Articles of Incorporation currently reads in its entirety as follows:

ARTICLE VI

The affirmative vote of the holders of a majority of the voting power of the shares of capital stock represented and entitled to vote at a duly held meeting is required for an action of the shareholders, including any amendment to these Articles of Incorporation, except where Chapter 302A of the Minnesota Statutes, as amended, or these Articles of Incorporation, as amended, requires an affirmative vote of a larger majority.

In accordance with the proposal discussed above, Article VI of our Third Restated Articles of Incorporation is proposed to be amended to read in its entirety as follows:

ARTICLE VI

Except with respect to the election of directors, the shareholders shall take action at a meeting of shareholders by the affirmative vote of a majority of the voting power of the shares of capital stock represented and entitled to vote at a duly held meeting or such larger proportion or number as is required by law or these Articles of Incorporation.

Each director shall be elected at a meeting of shareholders by the affirmative vote of a majority of the voting power of the shares of capital stock represented and entitled to vote on the election of directors at the meeting, provided that directors shall be elected by the affirmative vote of a plurality of the voting power of the shares of capital stock represented and entitled to vote at a duly held meeting for which the number of nominees for election to the Board of Directors (other than nominees withdrawn on or prior to the day preceding the date the Corporation first mails its notice for such meeting to the shareholders) exceeds the number of directors to be elected.

For purposes of this Article VI, a "meeting of shareholders" shall mean a meeting of shareholders which satisfies the notice and quorum requirements imposed by the Bylaws of the Corporation, except as otherwise provided by law.

The risk of a "failed election" also arises in the case of uncontested elections where an incumbent nominee fails to achieve the requisite majority vote. In such circumstances, under application of Minnesota law, the incumbent would continue to serve as a director as no successor would have been validly elected. To address this risk, our Board has adopted the following Corporate Governance Principle:

Requirement of Incumbent Directors who do not Receive a Majority Vote in an Uncontested Election to Tender Resignation. If a nominee for Director who is an incumbent Director is not elected at a meeting of shareholders and no successor to the incumbent Director is elected at the meeting of shareholders, the incumbent Director shall promptly offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee shall make a recommendation to the Board on whether to accept or reject the offer, or whether other action should be taken. The Board shall act on whether to accept the Director's offer, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision and the rationale behind it within 90 days after the date of the certification of the election results. The Corporate Governance and Nominating Committee, in making its recommendation, and the Board, in making its decision, may each consider any factors or other recommendations that it considers relevant and appropriate. The incumbent Director who offers to tender his or her resignation shall not participate in the Board's decision. If such incumbent Director's offer to tender his or her resignation is not accepted by the Board, such Director shall continue to serve until the next meeting of shareholders at which Directors are elected and until his or her successor is duly elected, or his or her earlier death, resignation, retirement, disqualification or removal.

The foregoing Corporate Governance Principle is not subject to shareholder approval and is not subject to shareholder approval of the amendment of our Third Restated Articles of Incorporation proposed above.

Board Recommendation

The Board of Directors recommends that the shareholders vote "**FOR**" approval of the proposed amendment of the Third Restated Articles of Incorporation to adopt a plurality vote standard in the case of contested elections of directors.

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote in person or by proxy on this matter at the Annual Meeting, and at least a majority of the minimum number of votes necessary for a quorum, is necessary for approval of the proposed amendment of the Third Restated Articles of Incorporation to adopt a plurality vote standard in the case of contested elections of directors. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "**FOR**" approval of the proposed amendment of the Third Restated Articles of Incorporation to adopt a plurality vote standard in the case of contested elections of directors.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the charter is available at the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*.

The Audit Committee is currently composed of four directors, each of whom is independent as defined by the National Association of Securities Dealers' listing standards. Throughout 2009, the Audit Committee included Stephen L. Gulis, Jr. (Chair), Christopher P. Kirchen and Jean-Michel Valette. Christine M. Day also served on the Audit Committee from the beginning of the year until the end of her term as a director in December 2009. Thomas J. Albani was appointed to the Audit Committee in February 2010. Mr. Albani's current term on our Board will expire at this year's Annual Meeting and he will not stand for re-election.

Management is responsible for our company's financial reporting processes and internal control over financial reporting. KPMG LLP, our Independent Registered Public Accounting Firm, is responsible for auditing our company's consolidated financial statements. This audit is to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met in person or by telephone conference nine times during 2009. These meetings involved representatives of management, internal audit and the Independent Registered Public Accounting Firm. Management represented to the Audit Committee that our company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements, together with the results of management's assessment of the company's internal control over financial reporting, with management and the Independent Registered Public Accounting Firm. The Audit Committee discussed with the Independent Registered Public Accounting Firm the matters required to be discussed with the auditors under Statement on Auditing Standards No. 61 "*Communication with Audit Committees*" (Codification of Statements on Auditing Standards, AU 380). The Independent Registered Public Accounting Firm provided the Audit Committee with written disclosures required by applicable requirements of the Public Company Accounting Oversight Board, and discussed with the Independent Registered Public Accounting Firm that firm's independence.

Based upon the Audit Committee's discussions with management, internal audit and the Independent Registered Public Accounting Firm, and the Audit Committee's review of the representations of management and the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our company's Annual Report on Form 10-K for the year ended January 2, 2010, for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors

Stephen L. Gulis, Jr., Chair
Thomas J. Albani
Christopher P. Kirchen
Jean-Michel Valette

APPROVAL OF SELECTION
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 4)

Selection of Independent Registered Public Accounting Firm

Effective as of March 9, 2010, the Audit Committee of our Board of Directors selected Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm ("Independent Auditors") for the 2010 fiscal year ending January 1, 2011 (subject to the completion of Deloitte's customary client acceptance procedures), and approved the dismissal of KMPG LLP ("KPMG") as the Company's Independent Auditors. KPMG had served as our Independent Auditors from 1993 through the 2009 fiscal year ended January 2, 2010.

KPMG's report on our consolidated financial statements as of and for the 2009 fiscal year ended January 2, 2010 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that such report contained a separate paragraph that stated:

> "As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS 157, *Fair Value Measurements* (included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*), and SFAS 159, *The Fair Value Option for Financial Assets and Liabilities* (included in FASB ASC Topic 825, *Financial Instruments*), on December 30, 2007 and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (included in FASB ASC Topic 740, *Income Taxes*), on December 31, 2006."

KPMG's report on our consolidated financial statements as of and for the 2008 fiscal year ended January 3, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained the following qualification:

> "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's losses from operations and inability to generate sufficient cash flow to meet obligations and sustain operations raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

During our two most recent fiscal years ended January 2, 2010 and January 3, 2009 and the subsequent interim period through the date of KPMG's dismissal, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on our financial statements for such years. Further, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K occurring within our two most recent fiscal years and the subsequent interim period through the date of KPMG's dismissal.

During our two most recent fiscal years and the subsequent interim period through the date of engagement of Deloitte, neither we nor anyone on our behalf consulted Deloitte regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Although the Board is not required to submit the selection of Independent Auditors to shareholders for approval, and the Board would not be bound by shareholder approval or failure to approve the selection, the Board wishes to submit the selection of Deloitte to serve as our Independent Auditors to our shareholders for approval consistent with best practices in corporate governance.

If shareholders do not approve the selection of Deloitte as our Independent Auditors, the Audit Committee will reconsider whether to retain Deloitte and may determine to retain that firm or another firm without resubmitting the matter to shareholders. Even if the selection of Deloitte is approved by shareholders, the Audit Committee may, in its discretion, direct the appointment of a different firm of Independent Auditors at any time during the year if it determines that such a change would be in the best interests of the company and our shareholders.

Representatives of Deloitte will be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to questions from shareholders. We do not anticipate that representatives of KPMG will be present at the Annual Meeting and, as a result, representatives of KMPG will not be making a statement or responding to questions from shareholders at the Annual Meeting.

Audit and Other Fees

The aggregate fees billed for professional services by KPMG LLP in 2009 and 2008 were:

	2009	2008
Audit fees	$455,140	$480,000
Audit-related fees[1]	18,000	18,000
Audit and audit-related fees	$473,140	$498,000
Tax fees	—	—
All other fees	—	—
Total	$473,140	$498,000

(1) For each year, these fees related to the audit of the company's 401(k) plan.

Under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission regarding auditor independence, the engagement of the company's independent auditors to provide audit or non-audit services for the company must either be approved by the Audit Committee before the engagement or entered into pursuant to pre-approval policies and procedures established by the Audit Committee. Our Audit Committee has not established any pre-approval policies or procedures and therefore all audit or non-audit services performed for the company by the independent auditors must be approved in advance of the engagement by the Audit Committee. Under limited circumstances, certain de minimus non-audit services may be approved by the Audit Committee retroactively. All services provided to the company by the independent auditors in 2009 were approved in advance of the engagement by the Audit Committee and no non-audit services were approved retroactively by the Audit Committee pursuant to the exception for certain de minimus services described above.

Board Recommendation

The Board recommends a vote "**FOR**" approval of the selection of Deloitte as our Independent Auditors for the 2010 fiscal year ending January 1, 2011. Unless a contrary choice is specified, proxies solicited by the Board will be voted "**FOR**" the approval of the selection of Deloitte as Independent Auditors.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us during the 2009 fiscal year ended January 2, 2010 and written representations by such persons, all reports were filed on a timely basis.

Shareholder Proposals for 2011 Annual Meeting

Any shareholder proposal requested to be included in the proxy materials for the 2011 Annual Meeting of Shareholders must (i) be received by our Senior Vice President, General Counsel and Secretary on or before December 7, 2010 and (ii) satisfy all of the requirements of, and not otherwise be permitted to be excluded under, Rule 14a-8 promulgated by the SEC and our Bylaws.

Our Bylaws require advance written notice to our company of shareholder-proposed business or of a shareholder's intention to make a nomination for director at an annual meeting of shareholders. They also limit the business, which may be conducted at any special meeting of shareholders to business brought by the Board.

Specifically, the Bylaws provide that business may be brought before an annual meeting by a shareholder only if the shareholder provides written notice to the Secretary of our company not less than 120 days prior to the first anniversary of the date that we first released or mailed our proxy materials to shareholders in connection with the preceding year's annual meeting. Under these provisions, notice of a shareholder proposal to be presented at the 2011 Annual Meeting of Shareholders (but that is not requested to be included in the proxy materials) must be provided to the Secretary of our company on or before December 7, 2010. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year's annual meeting date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

A shareholder's notice must set forth:

- A description of the proposed business and the reasons for it,
- The name and address of the shareholder making the proposal,
- The class and number of shares of common stock owned by the shareholder, and
- A description of any material interest of the shareholder in the proposed business.

Our Bylaws also provide that a shareholder may nominate a director at an annual meeting only after providing advance written notice to the Secretary of our company within the time limits described above. The shareholder's notice must set forth all information about each nominee that would be required under SEC rules in a proxy statement soliciting proxies for the election of such nominee, as well as the nominee's business and residence address. The notice must also set forth the name and record address of the shareholder making the nomination and the class and number of shares of common stock owned by that shareholder.

Other Business

Management of our company does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting except those described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with the best judgment on such matters.

Copies of 2009 Annual Report

We will furnish to our shareholders without charge a copy of our Annual Report on Form 10-K (without exhibits) for the 2009 fiscal year ended January 2, 2010, as amended, upon receipt from any such person of a written request for such an Annual Report. Such request should be sent to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Householding Information

Some banks, brokers and other record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that you and other holders of our company's common stock in your household may not receive separate copies of our Proxy Statement or Annual Report. We will promptly deliver an additional copy of either document to you if you call us at (763) 551-7498 or write us at the following address:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of common stock promptly by mail, telephone, or internet as instructed on your proxy card.

By Order Of the Board of Directors



Mark A. Kimball
Senior Vice President,
General Counsel and Secretary

April 6, 2010
Plymouth, Minnesota

SELECT COMFORT CORPORATION 2010 OMNIBUS INCENTIVE PLAN

Effective May 19, 2010

Table of Contents

SELECT COMFORT CORPORATION
2010 OMNIBUS INCENTIVE PLAN

1. Purpose of Plan.

The purpose of this Plan is to advance the interests of the Company and its shareholders by enabling the Company and its Subsidiaries to attract and retain qualified individuals to perform services for the Company and its Subsidiaries, providing incentive compensation for such individuals that is linked to the growth and profitability of the Company and increases in shareholder value and aligning the interests of such individuals with the interests of its shareholders through opportunities for equity participation in the Company.

2. Definitions.

The following terms will have the meanings set forth below, unless the context clearly otherwise requires. Terms defined elsewhere in this Plan will have the same meaning throughout this Plan.

2.1 "Adverse Action" means any action or conduct by a Participant that the Committee, in its sole discretion, determines to be injurious, detrimental, prejudicial or adverse to the interests of the Company or any Subsidiary, including: (a) disclosing confidential information of the Company or any Subsidiary to any person not authorized by the Company or Subsidiary to receive it, (b) engaging, directly or indirectly, in any commercial activity that in the judgment of the Committee competes with the business of the Company or any Subsidiary or (c) interfering with the relationships of the Company or any Subsidiary and their respective employees, independent contractors, customers, prospective customers and vendors.

2.2 "Annual Award Limit" or "Annual Awards Limits" have the meaning set forth in Section 4.4.

2.3 "Annual Performance Cash Awards" has the meaning set forth in Section 10.1 of this Plan.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Broker Exercise Notice" means a written notice pursuant to which a Participant, upon exercise of an Option, irrevocably instructs a broker or dealer to sell a sufficient number of shares of Common Stock or loan a sufficient amount of money to pay all or a portion of the exercise price of the Option or any related withholding tax obligations and remit such sums to the Company and directs the Company to deliver shares of Common Stock to be issued upon such exercise directly to such broker or dealer or their nominee.

2.6 "Cause" means (a) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury, in each case related to the Company or any Subsidiary, (b) any unlawful or criminal activity of a serious nature, (c) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the Participant's overall duties, or (d) any material breach by a Participant of any employment, service, confidentiality, non-compete or non-solicitation agreement entered into with the Company or any Subsidiary.

2.7 "Cash-Based Award" means an Incentive Award made pursuant to this Plan that is denominated and paid in cash.

2.8 "Change in Control" means an event described in Section 17.1 of this Plan.

2.9 "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be deemed to include a reference to any applicable regulations thereunder and any successor or amended section of the Code.

2.10 "Committee" means the Management Development and Compensation Committee of the Board or a subcommittee thereof, or any other committee comprised solely of directors designated by the Board to administer this Plan who are (a) "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, (b) "independent directors" as defined in the Listing Rules of the Nasdaq Stock Market (or other applicable exchange or market on which the Common Stock may be traded or quoted) and (c) "outside directors" within the meaning of Section 162(m) of the Code. The members of the Committee will be appointed from time to time by and will serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under this Plan that would otherwise be the responsibility of the Committee, except as otherwise provided in this Plan.

2.11 "Common Stock" means the common stock of the Company, par value $0.01 per share, or the number and kind of shares of stock or other securities into which such Common Stock may be changed in accordance with Section 4.5 of this Plan.

2.12 "Company" means Select Comfort Corporation, a Minnesota corporation, and any successor thereto as provided in Section 23.6 of this Plan.

2.13 "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or any Subsidiary that: (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

2.14 "Covered Employee" means any Employee who is or may become a "Covered Employee," as defined in Section 162(m) of the Code, and who is designated, either as an individual Employee or class of Employees, by the Committee within the shorter of: (a) ninety (90) days after the beginning of any Performance Period, or (b) twenty-five percent (25%) of any Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

2.15 "Director" means a member of the Board.

2.16 "Director Fees" means any compensation payable by the Company in the form of cash to a Non-Employee Director for service as a Non-Employee Director on the Board or any committee of the Board as may be approved from time to time by the Board, excluding expense allowances, reimbursements and insurance premiums paid to or on behalf of such Non-Employee Directors.

2.17 "Disability" means the disability of the Participant such as would entitle the Participant to receive disability income benefits pursuant to the long-term disability plan of the Company or Subsidiary then covering the Participant or, if no such plan exists or is applicable to the Participant, the permanent and total disability of the Participant within the meaning of Section 22(e)(3) of the Code.

2.18 "Effective Date" means May 19, 2010 or such later date as this Plan is initially approved by the Company's shareholders.

2.19 "Eligible Recipients" means all Employees, all Non-Employee Directors and all Consultants.

2.20 "Employee" means any individual performing services for the Company or a Subsidiary and designated as an employee of the Company or a Subsidiary on the payroll records thereof. An Employee will not include any individual during any period he or she is classified or treated by the Company or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting or temporary agency or any other entity other than the Company or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company or Subsidiary during such period. An individual will not cease to be an Employee in the case of: (a) any leave of absence approved by the Company, or (b) transfers between locations of the Company or between the Company or any Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or a Subsidiary, as applicable, is not so guaranteed, then three (3) months following the ninety-first (91st) day of such leave, any Incentive Stock Option held by a Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonqualified Stock Option. Neither service as a

Director nor payment of a Director's fee by the Company will be sufficient to constitute "employment" by the Company.

2.21 "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a section of the Exchange Act herein will be deemed to include a reference to any applicable rules and regulations thereunder and any successor or amended section of the Exchange Act.

2.22 "Fair Market Value" means, with respect to the Common Stock, as of any date: (a) the closing sale price of the Common Stock as of such date at the end of the regular trading session, as reported by the Nasdaq Stock Market, the New York Stock Exchange, the American Stock Exchange or any national securities exchange on which the Common Stock is then listed (or, if no shares were traded on such date, as of the next preceding date on which there was such a trade); (b) if the Common Stock is not so listed, admitted to unlisted trading privileges or reported on any national exchange, the closing sale price as of such date at the end of the regular trading session, as reported by the OTC Bulletin Board or the Pink Sheets LLC, or other comparable service (or, if no shares were traded or quoted on such date, as of the next preceding date on which there was such a trade or quote); or (c) if the Common Stock is not so listed or reported, such price as the Committee determines in good faith in the exercise of its reasonable discretion, and consistent with the definition of "fair market value" under Section 409A of the Code. If determined by the Committee, such determination will be final, conclusive and binding for all purposes and on all persons, including the Company, the shareholders of the Company, the Participants and their respective successors-in-interest. No member of the Committee will be liable for any determination regarding the fair market value of the Common Stock that is made in good faith.

2.23 "Full Value Award" means an Incentive Award other than in the form of an Option or Stock Appreciation Right, and which is settled by the issuance of shares of Common Stock.

2.24 "Good Reason" has the meaning set forth in Section 17.2 of this Plan.

2.25 "Grant Date" means the date an Incentive Award is granted to a Participant pursuant to this Plan and as determined pursuant to Section 5 of this Plan.

2.26 "Incentive Award" means, individually or collectively, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Award, Annual Performance Cash Award, Non-Employee Director Award, Other Cash-Based Award or Other Stock-Based Award, in each case granted to an Eligible Recipient pursuant to this Plan.

2.27 "Incentive Award Agreement" means either: (a) a written or electronic (as provided in Section 23.8) agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Incentive Award granted under this Plan, including any amendment or modification thereof, or (b) a written or electronic (as provided in Section 23.8) statement issued by the Company to a Participant describing the terms and provisions of such an Incentive Award, including any amendment or modification thereof.

2.28 "Incentive Stock Option" means a right to purchase Common Stock granted to an Employee pursuant to Section 6 of this Plan that is designated as and intended to meet the requirements of an "incentive stock option" within the meaning of Section 422 of the Code.

2.29 "Individual Performance Goals" has the meaning set forth in Section 10.4 of this Plan.

2.30 "Individual Performance Participants" has the meaning set forth in Section 10.4 of this Plan.

2.31 "Maximum Payout" has the meaning set forth in Section 10.3 of this Plan.

2.32 "Non-Statutory Stock Option" means a right to purchase Common Stock granted to an Eligible Recipient pursuant to Section 6 of this Plan that is not intended to meet the requirements of or does not qualify as an Incentive Stock Option.

2.33 "Non-Employee Director" means a Director who is not an Employee.

2.34 "Non-Employee Director Award" means any Non-Statutory Stock Option, Stock Appreciation Right or Full Value Award granted, whether singly, in combination, or in tandem, to an Eligible Recipient who is a Non-Employee Director, pursuant to such applicable terms, conditions and limitations as the Board or Committee may establish in accordance with this Plan, including any Non-Employee Director Option.

2.35 "Non-Employee Director Option" means a Non-Statutory Stock Option granted to a Non-Employee Director pursuant to Section 11.1 of this Plan.

2.36 "Option" means an Incentive Stock Option or a Non-Statutory Stock Option, including a Non-Employee Director Option.

2.37 "Other Cash-Based Award" means an Incentive Award, denominated and paid in cash, not otherwise described by the terms of this Plan, granted pursuant to Section 12 of this Plan.

2.38 "Other Stock-Based Award" means an equity-based or equity-related Incentive Award not otherwise described by the terms of this Plan, granted pursuant to Section 12 of this Plan.

2.39 "Participant" means an Eligible Recipient who receives one or more Incentive Awards under this Plan.

2.40 "Participation Factor" has the meaning set forth in Section 10.2 of this Plan.

2.41 "Performance Award" means a right granted to an Eligible Recipient pursuant to Section 9 of this Plan to receive an amount of cash, number of shares of Common Stock, or a combination of both, contingent upon and the value of which at the time it is payable is determined as a function of the extent of the achievement of one or more Performance Goals during a specified Performance Period or the achievement of other objectives during a specified period.

2.42 "Performance-Based Compensation" means compensation under an Incentive Award that is intended to satisfy the requirements of Section 162(m) of the Code for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan will be construed to mean that an Incentive Award which does not satisfy the requirements for performance-based compensation under Section 162(m) of the Code does not constitute performance-based compensation for other purposes, including Section 409A of the Code.

2.43 "Performance Goals" mean with respect to any applicable Incentive Award, one or more targets, goals or levels of attainment required to be achieved in terms of the specified Performance Measures during the specified Performance Period, as set forth in the related Incentive Award Agreement.

2.44 "Performance Measure Element" has the meaning set forth in Section 13.1 of this Plan.

2.45 "Performance Measures" mean: (a) with respect to any Incentive Award intended to qualify as Performance-Based Compensation, any one or more of the measures described in Section 13.1 of this Plan on which the Performance Goals are based and which measures are approved by the Company's shareholders pursuant to this Plan in order to qualify Incentive Awards as Performance-Based Compensation; and (b) with respect to any other Incentive Award, any performance measures as determined by the Committee in its sole discretion and set forth in the applicable Incentive Award Agreement for purposes of determining the applicable Performance Goal.

2.46 "Performance Period" means the period of time, as determined by the Committee, during which the Performance Goals must be met in order to determine the degree of payout or vesting with respect to an Incentive Award.

2.47 "Plan" means the Select Comfort Corporation 2010 Omnibus Incentive Plan, as may be amended from time to time.

2.48 "Plan Year" means the Company's fiscal year.

2.49 "Previously Acquired Shares" means shares of Common Stock that are already owned by the Participant or, with respect to any Incentive Award, that are to be issued to the Participant upon the grant, exercise, vesting or settlement of such Incentive Award.

2.50 "Prior Plans" mean the Select Comfort Corporation 1990 Omnibus Stock Option Plan (As Amended and Restated), the Select Comfort Corporation 1997 Stock Incentive Plan (As Amended and Restated), the Select Comfort Corporation 2004 Stock Incentive Plan (As Amended and Restated as of January 1, 2007) and the Select Comfort Corporation Executive and Key Employee Incentive Plan.

2.51 "Restricted Stock Award" means an award of Common Stock granted to an Eligible Recipient pursuant to Section 8 of this Plan that is subject to the restrictions on transferability and the risk of forfeiture imposed by the provisions of such Section 8.

2.52 "Restricted Stock Unit" means an award denominated in shares of Common Stock granted to an Eligible Recipient pursuant to Section 8 of this Plan.

2.53 "Retirement," unless otherwise defined in the Incentive Award Agreement or in a written employment, services or other agreement between the Participant and the Company or a Subsidiary, means "Retirement" as defined from time to time for purposes of this Plan by the Committee or by the Company's chief human resources officer or other person performing that function or, if not so defined, means voluntary termination of employment or service by the Participant on or after the date the Participant reaches age fifty-five (55) with the present intention to leave the Company's industry or to leave the general workforce.

2.54 "Securities Act" means the Securities Act of 1933, as amended. Any reference to a section of the Securities Act herein will be deemed to include a reference to any applicable rules and regulations thereunder and any successor or amended section of the Securities Act.

2.55 "Stock Appreciation Right" means a right granted to an Eligible Recipient pursuant to Section 7 of this Plan to receive a payment from the Company, in the form of shares of Common Stock, cash or a combination of both, equal to the difference between the Fair Market Value of one or more shares of Common Stock and the exercise price of such shares under the terms of such Stock Appreciation Right.

2.56 "Stock-Based Award" means any equity-based or equity-related Incentive Award made pursuant to this Plan, including Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards denominated or payable in shares of Common Stock and Other Stock-Based Awards.

2.57 "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, an interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.58 "Target Payout" has the meaning set forth in Section 10.2 of this Plan.

2.59 "Tax Date" means the date any withholding tax obligation arises under the Code for a Participant with respect to an Incentive Award.

3. Plan Administration.

3.1 The Committee. The Plan will be administered by the Committee. The Committee will act by majority approval of the members at a meeting or by unanimous written consent, and a majority of the members of the Committee will constitute a quorum. The Committee may exercise its duties, power and authority under this Plan in its sole discretion without the consent of any Participant or other party, unless this Plan specifically provides otherwise. The Committee will not be obligated to treat Participants or Eligible Recipients uniformly, and determinations made under this Plan may be made by the Committee selectively among Participants or Eligible Recipients, whether or not such Participants and Eligible Recipients are similarly situated. Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of this Plan will be final, conclusive and binding for all purposes and on all persons, and no member of the Committee will be liable for any action or determination made in good faith with respect to this Plan or any Incentive Award granted under this Plan.

3.2 Authority of the Committee. In accordance with and subject to the provisions of this Plan, the Committee will have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of this Plan, including the following:

(a) To designate the Eligible Recipients to be selected as Participants;

(b) To determine the nature and extent of the Incentive Awards to be made to each Participant, including the amount of cash or number of shares of Common Stock to be subject to each Incentive Award, any exercise price, the manner in which Incentive Awards will vest or become exercisable and whether Incentive Awards will be granted in tandem with other Incentive Awards, and the form of Incentive Award Agreement, if any, evidencing such Incentive Award;

(c) To determine the time or times when Incentive Awards will be granted;

(d) To determine the duration of each Incentive Award;

(e) To determine the restrictions and other conditions to which the payment or vesting of Incentive Awards may be subject;

(f) To construe and interpret this Plan and Incentive Awards granted under it, and to establish, amend and revoke rules and regulations for its administration and in so doing, to correct any defect, omission, or inconsistency in this Plan or in an Incentive Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective;

(g) To determine Fair Market Value in accordance with Section 2.22 of this Plan;

(h) To amend this Plan or any Incentive Award Agreement, as provided in this Plan;

(i) To adopt subplans or special provisions applicable to Incentive Awards regulated by the laws of a jurisdiction other than, and outside of, the United States, which subplans or special provisions may take precedence over other provisions of this Plan;

(j) To authorize any person to execute on behalf of the Company any Incentive Award Agreement or any other instrument required to effect the grant of an Incentive Award previously granted by the Committee;

(k) To determine whether Incentive Awards will be settled in shares of Common Stock, cash or in any combination thereof;

(l) Subject to Section 14, to determine whether Incentive Awards will be adjusted for "dividend equivalents," meaning a credit, made at the discretion of the Committee, to the account of a Participant in an amount equal to the cash dividends paid on one share of Common Stock for each share of Common Stock represented by an Incentive Award held by such Participant; and

(m) To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any shares of Common Stock, including restrictions under an insider trading policy, restrictions as to the use of a specified brokerage firm for such resales or other transfers and other restrictions designed to increase equity ownership by Participants or otherwise align the interests of Participants with the Company's shareholders.

3.3 Delegation. The Committee may delegate to one or more of its members or to one or more officers of the Company or any Subsidiary or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more directors of the Company or one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Eligible Recipients to be recipients of Incentive Awards pursuant to this Plan; and (b) determine the size of any such Incentive Awards; provided, however, that (x) the Committee will not delegate such responsibilities to any such director(s) or officer(s) for any Incentive Awards granted to an Eligible Recipient who is considered a Covered Employee or who is subject to the reporting and liability provisions of Section 16 under the Exchange Act; (y) the resolution providing such authorization will set forth the type of Incentive Awards and total number of each type of Incentive Awards such director(s) or officer(s) may grant; and (z) such director(s) or officer(s) will report periodically to the Committee regarding the nature and scope of the Incentive Awards granted pursuant to the authority delegated.

3.4 No Re-pricing. Notwithstanding any other provision of this Plan other than Section 4.5, the Committee may not, without prior approval of the Company's shareholders, seek to effect any re-pricing of any previously granted, "underwater" Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right in exchange for (A) cash; (B) replacement Options or Stock Appreciation Rights having a lower exercise price; or (C) other Incentive Awards; or (iii) repurchasing the underwater Options or Stock Appreciation Rights and granting new Incentive Awards under this Plan. For purposes of this Section 3.4, an Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Common Stock is less than the exercise price of the Option or Stock Appreciation Right.

3.5 Participants Based Outside of the United States. In addition to the authority of the Committee under Section 3.2(i) and notwithstanding any other provision of this Plan, the Committee may, in its sole discretion, amend the terms of this Plan or Incentive Awards with respect to Participants resident outside of the United States or employed by a non-U.S. Subsidiary in order to comply with local legal requirements, to otherwise protect the Company's or Subsidiary's interests or to meet objectives of this Plan, and may, where appropriate, establish one or more sub-plans (including the adoption of any required rules and regulations) for the purposes of qualifying for preferred tax treatment under foreign tax laws. The Committee will have no authority, however, to take action pursuant to this Section 3.5: (i) to reserve shares of Common Stock or grant Incentive Awards in excess of the limitations provided in Section 4.1; (ii) to effect any re-pricing in violation of Section 3.4; (iii) to grant Options or Stock Appreciation Rights having an exercise price less than one hundred percent (100%) of the Fair Market Value of one share of Common Stock on the Grant Date in violation of Section 6.3 or Section 7.3; or (iv) for which shareholder approval would then be required pursuant to Section 422 of the Code or the rules of any stock exchange on which shares of Common Stock may be listed for trading.

3.6 Incentive Award Grants to Non-Employee Directors. Notwithstanding any other provision of this Plan, all grants of Non-Employee Director Awards will only be granted and administered by a Committee comprised solely of members of the Board who are "independent directors" within the meaning of the Listing Rules of the Nasdaq Stock Market (or other applicable exchange or market on which the Common Stock may be traded or quoted).

4. Shares Available for Issuance.

4.1 Maximum Number of Shares Available. Subject to adjustment as provided in Section 4.5 of this Plan, the maximum number of shares of Common Stock that will be available for issuance under this Plan will be the sum of:

(a) 3,000,000 shares; and

(b) the number of shares of Common Stock subject to Incentive Awards outstanding under the Prior Plans as of the Effective Date but only to the extent that such outstanding Incentive Awards are forfeited, expire or otherwise terminate without the issuance of such shares of Common Stock.

4.2 Restrictions on Incentive Stock Options. Notwithstanding any other provisions of this Plan to the contrary and subject to adjustment as provided in Section 4.5 of this Plan, the maximum number of shares of Common Stock that will be available for issuance pursuant to Incentive Stock Options under this Plan will be 3,000,000 shares.

4.3 Accounting for Incentive Awards. Shares of Common Stock that are issued under this Plan or that are subject to outstanding Incentive Awards will be applied to reduce the maximum number of shares of Common Stock remaining available for issuance under this Plan only to the extent they are used; provided, however, that (a) the total number of shares of Common Stock remaining available for issuance under this Plan will be reduced by 1.15 shares for each share issued pursuant to a Full Value Award or potentially issuable pursuant to a Full Value Award; and (b) the full number of shares of Common Stock subject to a Stock Appreciation Right granted that are settled by the issuance of shares of Common Stock will be counted against the shares authorized for issuance under this Plan, regardless of the number of shares actually issued upon settlement of such Stock Appreciation Right. Furthermore, any shares of Common Stock withheld to satisfy tax withholding obligations on Incentive Awards issued under this Plan, any shares of Common Stock withheld to pay the exercise price of Incentive Awards under this Plan and any shares of Common Stock not issued or delivered as a result of the "net exercise" of an outstanding Option pursuant to Section 6.5 or settlement of a Stock Appreciation Right in shares of Common Stock pursuant to Section 7.7 will be counted against the shares of Common Stock authorized for issuance under this Plan and will not be available again for grant under this Plan. Any shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Incentive Award will not increase the number of shares available for future grant of Incentive Awards. Any shares of Common Stock related to Incentive Awards granted under this Plan or under any Prior Plans that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the shares of Common Stock, or are settled in cash in lieu of shares of Common Stock, or are exchanged with the Committee's permission, prior to the issuance of shares of Common Stock, for Incentive Awards not involving shares of Common Stock, will be available again for grant under this Plan and correspondingly increase the total number of shares of Common Stock available for issuance under this Plan under Section 4.1 (with such increase in connection with Full Value Awards based on the same ratio specified in clause (a) of the proviso to the first sentence of this Section 4.3).

4.4 Annual Awards Limits. The following limits (each an "Annual Award Limit" and, collectively, "Annual Award Limits"), as adjusted pursuant to Section 4.5, will apply to grants of Incentive Awards unless the Committee specifically determines at the time of grant that an Incentive Award is not intended to qualify as Performance-Based Compensation under this Plan:

(a) The maximum aggregate number of shares of Common Stock subject to Options and Stock Appreciation Rights granted to any one Participant in any one Plan Year will be 1,000,000 shares.

(b) The maximum aggregate number of shares of Common Stock subject to Restricted Stock Awards and Restricted Stock Units granted to any one Participant in any one Plan Year will be 1,000,000 shares.

(c) The maximum aggregate dollar amount or number of shares of Common Stock granted with respect to Performance Awards to any one Participant in any one Plan Year may not exceed $5,000,000 or 1,000,000 shares, determined as of the date of payout.

(d) The maximum aggregate dollar amount granted with respect to Annual Performance Cash Awards to any one Participant in any one Plan Year may not exceed $5,000,000, determined as of the date of payout.

(e) The maximum aggregate dollar amount granted with respect to Other Cash-Based Awards to any one Participant in any one Plan Year may not exceed $5,000,000, determined as of the date of payout.

(f) The maximum aggregate amount of shares of Common Stock granted with respect to Other Stock-Based Awards to any one Participant in any one Plan Year may not exceed 1,000,000 shares, determined as of the date of payout.

4.5 Adjustments to Shares and Incentive Awards.

(a) In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin off) or any other similar change in the corporate structure or shares of the Company, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) will make appropriate adjustment (which determination will be conclusive) as to: (i) the number and kind of securities or other property (including cash) available for issuance or payment under this Plan, including the sub-limits set forth in Section 4.2(a) and (b) and the Annual Award Limits set forth in Section 4.4, and (ii) in order to prevent dilution or enlargement of the rights of Participants, the number and kind of securities or other property (including cash) subject to outstanding Incentive Awards and the exercise price of outstanding Incentive Awards. The determination of the Committee as to the foregoing adjustments, if any, will be final, conclusive and binding on Participants under this Plan.

(b) Notwithstanding anything else herein to the contrary, without affecting the number of shares of Common Stock reserved or available hereunder, the limits in Section 4.2(a) and (b) and the Annual Award Limits in Section 4.4, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with the rules under Sections 422 and 424 of the Code, as and where applicable.

5. Participation.

Participants in this Plan will be those Eligible Recipients who, in the judgment of the Committee, have contributed, are contributing or are expected to contribute to the achievement of the objectives of the Company or its Subsidiaries. Eligible Recipients may be granted from time to time one or more Incentive Awards, singly or in combination or in tandem with other Incentive Awards, as may be determined by the Committee in its sole discretion. Incentive Awards will be deemed to be granted as of the date specified in the grant resolution of the Committee, which date will be the Grant Date of any related Incentive Award Agreement with the Participant.

6. Options.

6.1 Grant. An Eligible Recipient may be granted one or more Options under this Plan, and such Options will be subject to such terms and conditions, consistent with the other provisions of this

Plan, as may be determined by the Committee in its sole discretion. The Committee may designate whether an Option is to be considered an Incentive Stock Option or a Non-Statutory Stock Option. To the extent that any Incentive Stock Option (or portion thereof) granted under this Plan ceases for any reason to qualify as an "incentive stock option" for purposes of Section 422 of the Code, such Incentive Stock Option (or portion thereof) will continue to be outstanding for purposes of this Plan but will thereafter be deemed to be a Non-Statutory Stock Option. Options may be granted to an Eligible Recipient for services provided to a Subsidiary only if, with respect to such Eligible Recipient, the underlying shares of Common Stock constitute "service recipient stock" within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii).

6.2 Incentive Award Agreement. Each Option grant will be evidenced by an Incentive Award Agreement that will specify the exercise price of the Option, the maximum duration of the Option, the number of shares of Common Stock to which the Option pertains, the conditions upon which an Option will become vested and exercisable, and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan. The Incentive Award Agreement also will specify whether the Option is intended to be an Incentive Stock Option or a Non-Statutory Stock Option.

6.3 Exercise Price. The per share price to be paid by a Participant upon exercise of an Option granted pursuant to this Section 6 will be determined by the Committee in its sole discretion at the time of the Option grant; provided, however, that such price will not be less than one hundred percent (100%) of the Fair Market Value of one share of Common Stock on the Grant Date (one hundred and ten percent (110%) of the Fair Market Value if, at the time the Incentive Stock Option is granted, the Participant owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company).

6.4 Exercisability and Duration. An Option will become exercisable at such times and in such installments and upon such terms and conditions as may be determined by the Committee in its sole discretion at the time of grant, including (i) the achievement of one or more of the Performance Goals; or that (ii) the Participant remain in the continuous employment or service with the Company or a Subsidiary for a certain period; provided, however, that no Option may be exercisable after ten (10) years from the Grant Date (five (5) years from the Grant Date in the case of an Incentive Stock Option that is granted to a Participant who owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company). Notwithstanding the foregoing, if the exercise of an Option that is exercisable in accordance with its terms is prevented by the provisions of Section 19, the Option will remain exercisable until thirty (30) days after the date such exercise first would no longer be prevented by such provisions, but in any event no later than the expiration date of such Option.

6.5 Payment of Exercise Price.

(a) The total purchase price of the shares to be purchased upon exercise of an Option will be paid entirely in cash (including check, bank draft or money order); provided, however, that the Committee, in its sole discretion and upon terms and conditions established by the Committee, may allow such payments to be made, in whole or in part, by (i) tender of a Broker Exercise Notice; (ii) by tender, either by actual delivery or attestation as to ownership, of Previously Acquired Shares; (iii) a "net exercise" of the Option (as further described in paragraph (b), below); (iv) by a combination of such methods; or (v) any other method approved or accepted by the Committee in its sole discretion.

(b) In the case of a "net exercise" of an Option, the Company will not require a payment of the exercise price of the Option from the Participant but will reduce the number of shares of Common Stock issued upon the exercise by the largest number of whole shares that has a Fair Market Value on the exercise date that does not exceed the aggregate exercise price for the shares exercised under this method. Shares of Common Stock will no longer be outstanding under an

Option (and will therefore not thereafter be exercisable) following the exercise of such Option to the extent of (i) shares used to pay the exercise price of an Option under the "net exercise," (ii) shares actually delivered to the Participant as a result of such exercise and (iii) any shares withheld for purposes of tax withholding pursuant to Section 16 of this Plan.

(c) For purposes of such payment, Previously Acquired Shares tendered or covered by an attestation will be valued at their Fair Market Value on the exercise date of the Option.

6.6 Manner of Exercise. An Option may be exercised by a Participant in whole or in part from time to time, subject to the conditions contained in this Plan and in the Incentive Award Agreement evidencing such Option, by delivery in person, by facsimile or electronic transmission or through the mail of written notice of exercise to the Company at its principal executive office in Plymouth, Minnesota (or to the Company's designee as may be established from time to time by the Company and communicated to Participants) and by paying in full the total exercise price for the shares of Common Stock to be purchased in accordance with Section 6.5 of this Plan.

7. Stock Appreciation Rights.

7.1 Grant. An Eligible Recipient may be granted one or more Stock Appreciation Rights under this Plan, and such Stock Appreciation Rights will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion. Stock Appreciation Rights may be granted to an Eligible Recipient for services provided to a Subsidiary only if, with respect to such Eligible Recipient, the underlying shares of Common Stock constitute "service recipient stock" within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii).

7.2 Incentive Award Agreement. Each Stock Appreciation Right will be evidenced by an Incentive Award Agreement that will specify the exercise price of the Stock Appreciation Right, the term of the Stock Appreciation Right, and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan.

7.3 Exercise Price. The exercise price of a Stock Appreciation Right will be determined by the Committee, in its discretion, at the Grant Date; provided, however, that such price may not be less than one hundred percent (100%) of the Fair Market Value of one share of Common Stock on the Grant Date.

7.4 Exercisability and Duration. A Stock Appreciation Right will become exercisable at such times and in such installments as may be determined by the Committee in its sole discretion at the time of grant; provided, however, that no Stock Appreciation Right may be exercisable after ten (10) years from its Grant Date. Notwithstanding the foregoing, if the exercise of an SAR that is exercisable in accordance with its terms is prevented by the provisions of Section 19, the SAR will remain exercisable until thirty (30) days after the date such exercise first would no longer be prevented by such provisions, but in any event no later than the expiration date of such SAR.

7.5 Manner of Exercise. A Stock Appreciation Right will be exercised by giving notice in the same manner as for Options, as set forth in Section 6.6, subject to any other terms and conditions consistent with the other provisions of this Plan as may be determined by the Committee in its sole discretion.

7.6 Settlement. Upon the exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a share of Common Stock on the date of exercise over the per share exercise price; by

(b) The number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised.

7.7 Form of Payment. Payment, if any, with respect to a Stock Appreciation Right settled in accordance with Section 7.6 will be made in accordance with the terms of the applicable Incentive Award Agreement, in cash, shares of Common Stock or a combination thereof, as the Committee determines.

8. Restricted Stock Awards and Restricted Stock Units.

8.1 Grant. An Eligible Recipient may be granted one or more Restricted Stock Awards or Restricted Stock Units under this Plan, and such awards will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion. Restricted Stock Units will be similar to Restricted Stock Awards except that no shares of Common Stock are actually awarded to the Participant on the Grant Date of the Restricted Stock Units. Restricted Stock Units will be denominated in shares of Common Stock but paid in cash, shares of Common Stock or a combination of cash and shares of Common Stock as the Committee, in its sole discretion, will determine, and as provided in the Incentive Award Agreement.

8.2 Incentive Award Agreement. Each Restricted Stock Award or Restricted Stock Unit grant will be evidenced by an Incentive Award Agreement that will specify the type of Incentive Award, the period(s) of restriction, the number of shares of restricted Common Stock, or the number of Restricted Stock Units granted, and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan.

8.3 Conditions and Restrictions. The Committee will impose such restrictions or conditions, not inconsistent with the provisions of this Plan, to the vesting of such Restricted Stock Awards or Restricted Stock Units as it deems appropriate, including (a) the achievement of one or more of the Performance Goals; or that (b) the Participant remain in the continuous employment or service with the Company or a Subsidiary for a certain period.

8.4 Rights as a Shareholder. Except as provided in Sections 8.1, 8.5, 8.6 and 18.3 of this Plan, upon a Participant becoming the holder of record of shares of Common Stock issued under a Restricted Stock Award pursuant to this Section 8, the Participant will have all voting, dividend, liquidation and other rights with respect to such shares (other than the right to sell or transfer such shares) as if such Participant were a holder of record of shares of unrestricted Common Stock. A Participant will have no voting, dividend, liquidation and other rights with respect to any Restricted Stock Units granted hereunder.

8.5 Dividends and Distributions. Unless the Committee determines otherwise in its sole discretion (either in the Incentive Award Agreement evidencing the Restricted Stock Award at the time of grant or at any time after the grant of the Restricted Stock Award), any dividends or distributions (other than regular quarterly cash dividends) paid with respect to shares of Common Stock subject to the unvested portion of a Restricted Stock Award will be subject to the same restrictions as the shares to which such dividends or distributions relate. The Committee will determine in its sole discretion whether any interest will be paid on such dividends or distributions.

8.6 Enforcement of Restrictions. To enforce the restrictions referred to in this Section 8, the Committee may place a legend on the stock certificates representing Restricted Stock Awards referring to such restrictions and may require the Participant, until the restrictions have lapsed, to keep the stock certificates, together with duly endorsed stock powers, in the custody of the Company or its transfer agent, or to maintain evidence of stock ownership, together with duly endorsed stock powers, in a certificateless book entry stock account with the Company's transfer agent. Alternatively, Restricted Stock Awards may be held in non-certificated form pursuant to such terms and conditions as the Company may establish with its registrar and transfer agent or any third-party administrator designated by the Company to hold Restricted Stock Awards on behalf of Participants.

8.7 Lapse of Restrictions; Settlement. Except as otherwise provided in this Section 8, shares of Common Stock underlying a Restricted Stock Award will become freely transferable by the Participant after all conditions and restrictions applicable to such shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations). Upon the vesting of a Restricted Stock Unit, the Restricted Stock Unit will be settled, subject to the terms and conditions of the applicable Incentive Award Agreement, (a) in cash, based upon the Fair Market Value of the vested underlying shares of Common Stock, (b) in shares of Common Stock or (c) a combination thereof, as provided in the Incentive Award Agreement, except to the extent that a Participant has properly elected to defer income that may be attributable to a Restricted Stock Unit under a Company deferred compensation plan or arrangement.

8.8 Section 83(b) Election for Restricted Stock Award. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant must file, within thirty (30) days following the Grant Date of the Restricted Stock Award, a copy of such election with the Company and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in the Incentive Award Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the award under Section 83(b) of the Code.

9. Performance Awards.

9.1 Grant. An Eligible Recipient may be granted one or more Performance Awards under this Plan, and such awards will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, including the achievement of one or more Performance Goals.

9.2 Incentive Award Agreement. Each Performance Award will be evidenced by an Incentive Award Agreement that will specify the amount of cash, shares of Common Stock or combination of both to be received by the Participant upon payout of the Performance Award, any Performance Goals upon which the Performance Award is subject, any Performance Period during which any Performance Goals must be achieved and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan.

9.3 Vesting. The Committee may impose such restrictions or conditions, not inconsistent with the provisions of this Plan, to the vesting of such Performance Awards as it deems appropriate, including the achievement of one or more of the Performance Goals.

9.4 Form and Timing of Performance Award Payment. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Awards will be entitled to receive payment on the value and number of Performance Awards earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. Payment of earned Performance Awards will be as determined by the Committee and as evidenced in the Incentive Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Awards in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the earned Performance Awards at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, except to the extent that a Participant has properly elected to defer payment that may be attributable to a Performance Award under a Company deferred compensation plan or arrangement. The determination of the Committee with respect to the form of payment of Performance Awards will be set forth in the Incentive Award Agreement pertaining to the grant of the award. Any shares of Common Stock issued in payment of earned Performance Awards may be granted subject to any restrictions deemed appropriate by the Committee, including that the Participant remain in the continuous employment or service with the Company or a Subsidiary for a certain period.

10. Annual Performance Cash Awards.

10.1 Grant. Subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, the Committee, at any time and from time to time, may grant to Participants Incentive Awards denominated in cash in such amounts and upon such terms as the Committee may determine, based on the achievement of specified Performance Goals for annual periods or other time periods as determined by the Committee (the "Annual Performance Cash Awards").

10.2 Target Payout. The target amount that may be paid with respect to an Annual Performance Cash Award (the "Target Payout") will be determined by the Committee pursuant to Section 13.2 and will be based on a percentage of a Participant's actual annual base compensation at the time of grant ("Participation Factor"), within the range established by the Committee for each Participant and subject to adjustment as provided in the second to last sentence of this paragraph. The Participation Factors, which are intended to reflect a Participant's level of responsibility, may be up to 150% for any Participant. The Chief Executive Officer may approve modifications to the Participation Factor for any Participant who is not a Covered Employee, if such modification is based on level of responsibility. The Committee may establish curves, matrices or other measurements for prorating the amount of payments for achievement of Performance Goals at less or greater than the Target Payout.

10.3 Maximum Payout. The Committee also may establish a maximum potential payout amount (the "Maximum Payout") with respect to an Annual Performance Cash Award of up to 300% of the Target Payout in the event Performance Goals are exceeded by an amount established by the Committee at the time Performance Goals are established. The Committee may establish curves, matrices or other measurements for prorating the amount of payments for achievement of Performance Goals at greater than the Target Payout but less than the Maximum Payout.

10.4 Individual Performance Goals. At the time an Annual Performance Cash Award is made, the Committee may provide for an increase in the Target Payout and the Maximum Payout (as either may be prorated in accordance with Sections 10.2 and 10.3) for selected Participants ("Individual Performance Participants") to reflect the achievement of individual performance goals ("Individual Performance Goals") established at that time by the Committee. The Committee will have the discretion to reduce by an amount up to 100% the amount that would otherwise be paid under the payout formula to an Individual Performance Participant based on the Committee's evaluation of the individual's achievement of the Individual Performance Goals.

10.5 Payment. Payment of any earned Annual Performance Cash Awards will be made as soon as possible after the Committee has determined the extent to which the applicable Performance Goals and Individual Performance Goals have been achieved and not later than the last day of the short term deferral period determined in accordance with Treas. Reg. Sec. 1.409A-1(b)(4), except to the extent that a Participant has properly elected to defer payment that may be attributable to an Annual Performance Cash Award under a Company deferred compensation plan or arrangement.

11. Non-Employee Director Awards.

11.1 Automatic and Non-Discretionary Awards to Non-Employee Directors. The Committee at any time and from time to time may approve resolutions providing for the automatic grant to Non-Employee Directors of Non-Employee Director Awards granted under this Plan and may grant to Non-Employee Directors such discretionary Non-Employee Director Awards on such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, and set forth in an applicable Award Agreement.

11.2 Shares in Lieu of Director Fees. A Non-Employee Director may elect to receive shares of Common Stock in lieu of Director Fees by giving written notice of such election to the Company in a form approved by the Committee. Such an election shall be effective with respect to any such Director

Fees payable commencing with the next calendar quarter following the date of the election. An election to receive payment of Director Fees in the form of shares of Common Stock may be revoked only by a subsequent election to receive payment of Director Fees in cash or to defer such Director Fees pursuant to Section 11.3. Such an election shall be effective with respect to Director Fees payable commencing with the next calendar quarter following the date of the election. The number of shares of Common Stock to be paid to a Non-Employee Director pursuant to this Section 11.2 shall be determined by dividing the amount of Director Fees payable by the Fair Market Value of the Common Stock on the date such Director Fees would have been paid in cash but for the Participant's election to receive payment of such Director Fees in the form of Common Stock. The amount of any fractional share shall be paid in cash.

11.3 Deferral of Incentive Award Payment. The Committee may permit a Non-Employee Director the opportunity to defer the grant or payment of an Incentive Award pursuant to such terms and conditions as the Committee may prescribe from time to time.

11.4 Composition of Committee. For purposes of this Section 11, all references to "Committee" in this Section 11 will mean a Committee that consists solely of directors who are "independent directors" as defined in the Listing Rules of the Nasdaq Stock Market (or other applicable exchange or market on which the Common Stock may be traded or quoted).

12. Other Cash-Based Awards and Other Stock-Based Awards.

12.1 Other Cash-Based Awards. Subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, the Committee, at any time and from time to time, may grant Other Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine.

12.2 Other Stock-Based Awards. Subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, the Committee may grant Other Stock-Based Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions as the Committee will determine. Such Incentive Awards may involve the transfer of actual shares of Common Stock to Participants or payment in cash or otherwise of amounts based on the value of shares, and may include Incentive Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

12.3 Value of Other Cash-Based Awards and Other Stock-Based Awards. Each Other Cash-Based Award will specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award will be expressed in terms of shares of Common Stock or units based on shares of Common Stock, as determined by the Committee. The Committee may establish Performance Goals in its discretion for any Other Cash-Based Award or any Other Stock-Based Award. If the Committee exercises its discretion to establish Performance Goals for any such Incentive Awards, the number or value of Other Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the Performance Goals are met.

12.4 Payment of Other Cash-Based Awards and Other Stock-Based Awards. Payment, if any, with respect to an Other Cash-Based Award or an Other Stock-Based Award will be made in accordance with the terms of the Incentive Award, in cash for any Other Cash-Based Award and in cash or shares of Common Stock for any Other Stock-Based Award, as the Committee determines, except to the extent that a Participant has properly elected to defer payment that may be attributable to an Other Cash-Based Award or Other Stock-Based Award under a Company deferred compensation plan or arrangement.

13. Performance Measures.

13.1 Performance Measures. The Performance Goals upon which the payment or vesting of an Incentive Award to a Covered Employee that is intended to qualify as Performance-Based Compensation will be limited to one or more specified objective Performance Measures that are based on the following Performance Measure elements (each, a "Performance Measure Element"):

(a) Sales and Revenue Measure Elements:

(i) Gross Revenue or Sales
(ii) Sales Allowances
(iii) Net Revenue or Net Sales
(iv) Invoiced Revenue or Sales
(v) Collected Revenue or Sales
(vi) Revenues from New Products
(vii) Bad Debts

(b) Expense Measure Elements:

(i) Direct Material Costs
(ii) Direct Labor Costs
(iii) Indirect Labor Costs
(iv) Direct Manufacturing Costs
(v) Indirect Manufacturing Costs
(vi) Cost of Goods Sold
(vii) Sales, General and Administrative Expenses
(viii) Operating Expenses
(ix) Non-cash Expenses
(x) Tax Expense
(xi) Non-operating Expenses
(xii) Total Expenses

(c) Profitability and Productivity Measure Elements:

(i) Gross Margin
(ii) Net Operating Income
(iii) EBITDA (earnings before interest, taxes, depreciation and amortization)
(iv) EBIT (earnings before interest and taxes)
(v) Net Operating Income After Taxes (NOPAT)
(vi) Net Income
(vii) Net Cash Flow
(viii) Net Cash Flow from Operations

(d) Asset Utilization and Effectiveness Measure Elements:

(i) Cash
(ii) Excess Cash
(iii) Accounts Receivable
(iv) Inventory (WIP or Finished Goods)
(v) Current Assets
(vi) Working Capital
(vii) Total Capital
(viii) Fixed Assets
(ix) Total Assets

- (x) Standard Hours
- (xi) Plant Utilization
- (xii) Purchase Price Variance
- (xiii) Manufacturing Overhead Variance

(e) Debt and Equity Measure Elements:

- (i) Accounts Payable
- (ii) Current Accrued Liabilities
- (iii) Total Current Liabilities
- (iv) Total Debt
- (v) Debt Principal Payments
- (vi) Net Current Borrowings
- (vii) Total Long-term Debt
- (viii) Credit Rating
- (ix) Retained Earnings
- (x) Total Preferred Equity
- (xi) Total Common Equity
- (xii) Total Equity

(f) Shareholder and Return Measure Elements:

- (i) Earnings per Share (diluted and fully diluted)
- (ii) Stock Price
- (iii) Dividends
- (iv) Shares Repurchased
- (v) Total Return to Shareholders
- (vi) Debt Coverage Ratios
- (vii) Return on Assets
- (viii) Return on Equity
- (ix) Return on Invested Capital
- (x) Economic Profit (for example, economic value added)

(g) Customer and Market Measure Elements:

- (i) Dealer/Channel Size/Scope
- (ii) Dealer/Channel Performance/Effectiveness
- (iii) Order Fill Rate
- (iv) Customer Satisfaction
- (v) Customer Service/Care
- (vi) Brand Awareness and Perception
- (vii) Market Share
- (viii) Warranty Rates
- (ix) Product Quality
- (x) Channel Inventory

(h) Organizational and Employee Measure Elements:

- (i) Headcount
- (ii) Employee Performance
- (iii) Employee Productivity
- (iv) Standard Hours
- (v) Employee Engagement/Satisfaction
- (vi) Employee Turnover
- (vii) Employee Diversity

Any Performance Measure Element can be a Performance Measure. In addition, any of the Performance Measure Element(s) can be used in an algebraic formula (e.g., averaged over a period, combined into a ratio, compared to a budget or standard, compared to previous periods or other formulaic combinations) based on the Performance Measure Elements to create a Performance Measure. Any Performance Measure(s) may be used to measure the performance of the Company or Subsidiary as a whole or any division or business unit of the Company, product or product group, region or territory, or Subsidiary, or any combination thereof, as the Committee may deem appropriate. Any Performance Measure(s) can be compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select any Performance Measure(s) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Incentive Award based on the achievement of Performance Goals pursuant to any Performance Measure(s) specified in this Section 13.1.

13.2 Establishment of Performance Goals. Any Incentive Award to a Covered Employee that is intended to qualify as Performance-Based Compensation will be granted, and Performance Goals for such an Incentive Award will be established, by the Committee in writing not later than ninety (90) days after the commencement of the Performance Period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code; provided that the outcome is substantially uncertain at the time the Committee establishes the Performance Goal; and provided further that in no event will a Performance Goal be considered to be pre-established if it is established after twenty-five percent (25%) of the Performance Period (as scheduled in good faith at the time the Performance Goal is established) has elapsed.

13.3 Certification of Payment. Before any payment is made in connection with any Incentive Award to a Covered Employee that is intended to qualify as Performance-Based Compensation, the Committee must certify in writing, as reflected in the minutes, that the Performance Goals established with respect to such Incentive Award have been achieved.

13.4 Evaluation of Performance. The Committee may provide in any such Incentive Award Agreement including Performance Goals that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) items related to a change in accounting principles; (b) items relating to financing activities; (c) expenses for restructuring or productivity initiatives; (d) other non-operating items; (e) items related to acquisitions; (f) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (g) items related to the disposal of a business or segment of a business; (h) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (i) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (j) any other items of significant income or expense which are determined to be appropriate adjustments; (k) items relating to unusual or extraordinary corporate transactions, events or developments; (l) items related to amortization of acquired intangible assets; (m) items that are outside the scope of the Company's core, on-going business activities; (n) items related to acquired in-process research and development; (o) items relating to changes in tax laws; (p) items relating to major licensing or partnership arrangements; (q) items relating to asset impairment charges; (r) items relating to gains or losses for litigation, arbitration and contractual settlements; (s) foreign exchange gains and losses; or (t) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. To the extent such inclusions or exclusions affect Incentive Awards to Covered Employees, they will be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

13.5 Adjustment of Performance Goals, Performance Periods or other Vesting Criteria. Subject to Section 13.6, the Committee may amend or modify the vesting criteria (including any Performance Goals, Performance Measures or Performance Periods) of any outstanding Awards based in whole or in part on the financial performance of the Company (or any Subsidiary or division, business unit or other sub-unit thereof) in recognition of unusual or nonrecurring events (including the events described in Sections 3.6 or 4.5(a) hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be final, conclusive and binding on Participants under this Plan.

13.6 Adjustment of Performance-Based Compensation. Incentive Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee will retain the discretion to adjust such Incentive Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

13.7 Committee Discretion. In the event that applicable tax or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee will have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Incentive Awards that will not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code and base vesting on Performance Measures other than those set forth in Section 13.1.

14. Dividend Equivalents.

Any Participant selected by the Committee may be granted dividend equivalents based on the dividends declared on shares of Common Stock that are subject to any Incentive Award, to be credited as of dividend payment dates, during the period between the date the Incentive Award is granted and the date the Incentive Award is exercised, vests or expires, as determined by the Committee. Such dividend equivalents will be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, the Committee may not grant dividend equivalents based on the dividends declared on shares of Common Stock that are subject to an Option or Stock Appreciation Right and further, no dividend or dividend equivalents will be paid out with respect to any unvested Incentive Awards, the vesting of which is based on the achievement of Performance Goals.

15. Effect of Termination of Employment or Other Service.

15.1 Termination Due to Death or Disability. Unless otherwise expressly provided by the Committee in its sole discretion in an Incentive Award Agreement, and subject to Sections 15.4 and 15.5 of this Plan, in the event a Participant's employment or other service with the Company and all Subsidiaries is terminated by reason of death or Disability:

(a) All outstanding Options (including Non-Employee Director Options) and Stock Appreciation Rights held by the Participant as of the effective date of such termination will become immediately exercisable and will remain exercisable for a period of one year after such termination (but in no event after the expiration date of any such Option or Stock Appreciation Right);

(b) All outstanding Restricted Stock Awards held by the Participant as of the effective date of such termination will become fully vested;

(c) All outstanding but unpaid Restricted Stock Units, Performance Awards, Other Cash-Based Awards and Other Stock-Based Awards held by the Participant as of the effective date of such termination will be terminated and forfeited; provided, however, that with respect to any such Incentive Awards the vesting of which is based on the achievement of Performance Goals, if a Participant's employment or other service with the Company or any Subsidiary, as the case may be, is terminated by reason of death or Disability prior to the end of the Performance Period of such Incentive Award, but after the conclusion of a portion of the Performance Period (but in no event less than one year), the Committee may, in its sole discretion, cause shares of Common Stock to be delivered or payment made with respect to the Participant's Incentive Award, but only if otherwise earned for the entire Performance Period and only with respect to the portion of the applicable Performance Period completed at the date of such event, with proration based on full fiscal years only and no shares to be delivered for partial fiscal years. The Committee will consider the provisions of Section 15.6 of this Plan and will have the discretion to consider any other fact or circumstance in making its decision as to whether to deliver such shares of Common Stock or other payment, including whether the Participant again becomes employed; and

(d) If the effective date of such termination is before the end of the Performance Period to which an Annual Performance Cash Award relates, then any such Annual Performance Cash Award held by a Participant will be terminated and forfeited; if the effective date of such termination is on or after the end of the Performance Period to which an Annual Performance Cash Award relates, then any such Annual Performance Cash Award held by a Participant will be paid to the Participant in accordance with the payment terms of such Award.

15.2 Termination Due to Retirement. Unless otherwise expressly provided by the Committee in its sole discretion in an Incentive Award Agreement, and subject to Sections 15.4 and 15.5 of this Plan, in the event a Participant's employment or other service with the Company and all Subsidiaries is terminated by reason of Retirement (other than with respect to a Non-Employee Director):

(a) All outstanding Options (excluding Non-Employee Director Options) and Stock Appreciation Rights held by the Participant as of the effective date of such Retirement will, to the extent exercisable as of the date of such Retirement, remain exercisable for a period of one year after the date of such Retirement (but in no event after the expiration date of any such Option or Stock Appreciation Right) and Options and Stock Appreciation Rights not exercisable as of the date of such Retirement will be terminated and forfeited;

(b) All outstanding Restricted Stock Awards held by the Participant as of the effective date of such Retirement that have not vested as of the date of such Retirement will be terminated and forfeited;

(c) All outstanding but unpaid Restricted Stock Units, Performance Awards Other Cash-Based Awards and Other Stock-Based Awards held by the Participant as of the effective date of such Retirement will be terminated and forfeited; provided, however, that with respect to any such Incentive Awards the vesting of which is based on the achievement of Performance Goals, if a Participant's employment or other service with the Company or any Subsidiary, as the case may be, is terminated by reason of Retirement prior to the end of the Performance Period of such Incentive Award, but after the conclusion of a portion of the Performance Period (but in no event less than one year), the Committee may, in its sole discretion, cause shares of Common Stock to be delivered or payment made with respect to the Participant's Incentive Award, but only if otherwise earned for the entire Performance Period and only with respect to the portion of the applicable Performance Period completed at the date of such event, with proration based on full fiscal years only and no shares to be delivered for partial fiscal years. The Committee will consider the provisions of Section 15.6 of this Plan and will have the discretion to consider any other fact or circumstance in making its decision as to whether to deliver such shares of Common Stock or other payment, including whether the Participant again becomes employed; and

(d) If the effective date of such Retirement is before the end of the Performance Period to which an Annual Performance Cash Award relates, then any such Annual Performance Cash Award held by a Participant will be terminated and forfeited; if the effective date of such Retirement is on or after the end of the Performance Period to which an Annual Performance Cash Award relates, then any such Annual Performance Cash Award held by a Participant will be paid to the Participant in accordance with the payment terms of such Award.

15.3 Termination for Reasons Other than Death, Disability or Retirement. Unless otherwise expressly provided by the Committee in its sole discretion in an Incentive Award Agreement, and subject to Sections 15.4 and 15.5 of this Plan, in the event a Participant's employment or other service with the Company and all Subsidiaries is terminated for any reason other than death, Disability or Retirement:

(a) All outstanding Options (including Non-Employee Director Options) and Stock Appreciation Rights held by the Participant as of the effective date of such termination will, to the extent exercisable as of such termination, remain exercisable for a period of three months after such termination (but in no event after the expiration date of any such Option or Stock Appreciation Right) and Options and Stock Appreciation Rights not exercisable as of such termination will be terminated and forfeited.

(b) All Restricted Stock Awards held by the Participant as of the effective date of such termination that have not vested as of such termination will be terminated and forfeited;

(c) All outstanding unpaid Restricted Stock Units, Performance Awards, Other Cash-Based Awards and Other Stock-Based Awards held by the Participant as of the effective date of such termination will be terminated and forfeited; and

(d) All outstanding Annual Performance Cash Awards held by a Participant as of the effective date of such termination will be terminated and forfeited.

15.4 Modification of Rights upon Termination. Notwithstanding the other provisions of this Section 15, upon a Participant's termination of employment or other service with the Company or any Subsidiary, as the case may be, the Committee may, in its sole discretion (which may be exercised at any time on or after the Grant Date, including following such termination) cause Options or Stock Appreciation Rights (or any part thereof) held by such Participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and Restricted Stock, Restricted Stock Units, Performance Awards, Annual Performance Cash Awards, Non-Employee Director Awards, Other Cash-Based Awards and Other Stock-Based Awards held by such Participant as of the effective date of such termination to terminate, vest or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the Committee; provided, however, that (a) no Option or Stock Appreciation Right may remain exercisable beyond its expiration date; (b) the Committee may not take any action not permitted pursuant to Section 13.6; (c) the Committee taking any such action relating to Non-Employee Director Awards will consist solely of "independent directors" as defined in the Listing Rules of the NASDAQ Stock Market (or other applicable exchange or market on which the Common Stock may be traded or quoted); and (d) any such action by the Committee adversely affecting any outstanding Incentive Award will not be effective without the consent of the affected Participant (subject to the right of the Committee to take whatever action it deems appropriate under Section 4.5, 15.6, 17 or 21).

15.5 Determination of Termination of Employment or Other Service.

(a) The change in a Participant's status from that of an Employee to that of a Consultant will, for purposes of this Plan, be deemed to result in a termination of such Participant's employment with the Company and its Subsidiaries, unless the Committee otherwise determines in its sole discretion.

(b) The change in a Participant's status from that of a Consultant to that of an Employee will not, for purposes of this Plan, be deemed to result in a termination of such Participant's service as a Consultant, and such Participant will thereafter be deemed to be an Employee until such Participant's employment is terminated, in which event such Participant will be governed by the provisions of this Plan relating to termination of employment or service (subject to paragraph (a) above).

(c) Unless the Committee otherwise determines in its sole discretion, a Participant's employment or other service will, for purposes of this Plan, be deemed to have terminated on the date recorded on the personnel or other records of the Company or the Subsidiary for which the Participant provides employment or other service, as determined by the Committee in its sole discretion based upon such records.

(d) Notwithstanding the foregoing, if payment of an Incentive Award that is subject to Section 409A of the Code is triggered by a termination of a Participant's employment or other service, such termination must also constitute a "separation from service" within the meaning of Section 409A of the Code, and any change in employment status that constitutes a "separation from service" under Section 409A of the Code will be treated as a termination of employment or service, as the case may be.

15.6 Additional Forfeiture Events.

(a) Effect of Actions Constituting Cause or Adverse Action. Notwithstanding anything in this Plan to the contrary and in addition to the other rights of the Committee under this Section 15.6, if a Participant is determined by the Committee, acting in its sole discretion, to have taken any action that would constitute Cause or an Adverse Action during or after the termination of employment or other service with the Company or a Subsidiary, irrespective of whether such action or the Committee's determination occurs before or after termination of such Participant's employment or other service with the Company or any Subsidiary and irrespective of whether or not the Participant was terminated as a result of such Cause or Adverse Action, (i) all rights of the Participant under this Plan and any Incentive Award Agreements evidencing an Incentive Award then held by the Participant will terminate and be forfeited without notice of any kind, and (ii) the Committee in its sole discretion will have the authority to rescind the exercise, vesting or issuance of, or payment in respect of, any Incentive Awards of the Participant that were exercised, vested or issued, or as to which such payment was made, and to require the Participant to pay to the Company, within ten (10) days of receipt from the Company of notice of such rescission, any amount received or the amount of any gain realized as a result of such rescinded exercise, vesting, issuance or payment (including any dividends paid or other distributions made with respect to any shares subject to any Incentive Award). The Company may defer the exercise of any Option or Stock Appreciation Right for a period of up to six (6) months after receipt of the Participant's written notice of exercise or the issuance of share certificates upon the vesting of any Incentive Award for a period of up to six (6) months after the date of such vesting in order for the Committee to make any determination as to the existence of Cause or an Adverse Action. The Company will be entitled to withhold and deduct from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary) or make other arrangements for the collection of all amounts necessary to satisfy such payment obligations. Unless otherwise provided by the Committee in an applicable Incentive Award Agreement, this Section 15.6(a) will not apply to any Participant following a Change in Control.

(b) Forfeiture of Incentive Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse the Company for the amount of any Incentive Award received by such individual under this Plan during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

16. Payment of Withholding Taxes.

16.1 General Rules. The Company is entitled to (a) withhold and deduct from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, foreign, state and local withholding and employment related tax requirements attributable to an Incentive Award, including the grant, exercise, vesting or settlement of, or payment of dividends with respect to, an Incentive Award or a disqualifying disposition of stock received upon exercise of an Incentive Stock Option, or (b) require the Participant promptly to remit the amount of such withholding to the Company before taking any action, including issuing any shares of Common Stock, with respect to an Incentive Award. When withholding for taxes is effected under this Plan, it shall be withheld only up to the minimum required tax withholding rates or such other rate that will not trigger a negative accounting impact on the Company.

16.2 Special Rules. The Committee may, in its sole discretion and upon terms and conditions established by the Committee, permit or require a Participant to satisfy, in whole or in part, any withholding or employment related tax obligation described in Section 16.1 of this Plan by withholding shares of Common Stock underlying an Award, by electing to tender, or by attestation as to ownership of, Previously Acquired Shares, by delivery of a Broker Exercise Notice or a combination of such methods. For purposes of satisfying a Participant's withholding or employment-related tax obligation, shares of Common Stock withheld by the Company or Previously Acquired Shares tendered or covered by an attestation will be valued at their Fair Market Value.

17. Change in Control.

17.1 Change in Control. For purposes of this Section 17, a "Change in Control" of the Company will mean (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, or (c) a change in control of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to Item 5.01 of the Current Report on Form 8-K, as in effect on the Effective Date of this Plan, pursuant to Section 13 or 15(d) of the Exchange Act, whether or not the Company is then subject to such reporting requirement; provided that, without limitation, such a Change in Control will be deemed to have occurred at such time as (x) any Person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of 50% or more of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors or (y) individuals who constitute the Board on the Effective Date of this Plan cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date of this Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors comprising the Board on the Effective Date of this Plan (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be, for purposes of this clause (y), considered as though such person were a member of the Board on the Effective Date of this Plan.

17.2 Good Reason. For purposes of this Section 17, with respect to any Participant, "Good Reason" will be defined as set forth in any individual agreement applicable to such Participant or, in the case of a Participant who does not have an individual agreement that defines Good Reason, then Good Reason will mean any refusal to accept:

(a) a material diminution in the Participant's base compensation, which for purposes of this Plan will mean a reduction of 10% or more in the Participant's salary plus target bonus;

(b) discontinuation of eligibility to participate in a material long-term cash or equity award or equity-based grant program (or in a comparable substitute program) in which other Participants at a comparable level are generally eligible to participate;

(c) any material diminution of authority, duties or responsibilities, including any change in the authority, duties or responsibilities of the Participant that is inconsistent in any material and adverse respect with the Participant's then-current position(s), authority, duties and responsibilities with the Company or any Subsidiary; provided, however, that "Good Reason" will not be deemed to exist pursuant to this clause (c) solely on account of the Company no longer being a publicly traded entity or solely on account of a change in the reporting relationship of the Participant; or

(d) a material change in the geographic location at which the Company requires the Participant to be based as compared to the location where the Participant was based immediately prior to the change, which for purposes of this Plan will mean:

(i) a relocation that results in an increase in the commuting distance from the Participant's principal residence to his or her new job location of more than 50 miles, or

(ii) a relocation that requires the Participant to relocate his or her principal residence.

Notwithstanding the foregoing, however, "Good Reason" will not be deemed to exist as a result of any of the actions stated in clauses (a) or (b) above to the extent that such actions are in connection with an across-the-board change or termination that equally affects at least ninety-five percent (95%) of all Participants. An act or omission will not constitute a "Good Reason" unless the Participant gives written notice to the Company of the existence of such act or omission within ninety (90) days of its initial existence, the Company fails to cure the act or omission within thirty (30) days after the notification, and actual termination of employment or services occurs within two (2) years of the initial existence of the act or omission.

17.3 Acceleration of Vesting. Without limiting the authority of the Committee under Sections 3.2 and 4.5 of this Plan, if a Change in Control of the Company occurs, then, unless otherwise provided by the Committee in its sole discretion either in the Incentive Award Agreement evidencing an Incentive Award at the time of grant or at any time after the grant of an Incentive Award the following provisions will apply:

(a) If the Company is not the surviving corporation following a Change in Control, and the surviving corporation following such Change in Control or the acquiring corporation (such acquiring corporation or acquiring corporation is hereinafter referred to as the "Acquiror") does not assume the outstanding Incentive Awards or does not substitute equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Incentive Awards, then (a) all outstanding Options and Stock Appreciation Rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the Participant to whom such Options or Stock Appreciation Rights have been granted remains in employment or service with the Company or any Subsidiary; (b) all restrictions and vesting requirements applicable to any Incentive Award based solely on the continued service of the Participant will terminate; and (c) all Incentive Awards the vesting or payment of which are based on Performance Goals will vest as though such Performance Goals were fully achieved at target and will become immediately payable; provided, however, that no Incentive Award that provides for a deferral of compensation within the meaning of Section 409A of the Code will be cashed out upon the occurrence of a Change in Control unless the event or circumstances constituting the Change in Control also constitute a "change in the ownership" of the Company, a "change in the effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case as determined under Section 409A of the Code. The treatment of any other Incentive Awards in the event of a Change in Control will be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

(b) If the Company is the surviving corporation following a Change in Control, or the Acquiror assumes the outstanding Incentive Awards or substitutes equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Incentive Awards, then all such Incentive Awards or such substitutes therefore shall remain outstanding and be governed by their respective terms and the provisions of the Plan.

(c) If (i) a Participant's employment or other service with the Company and all Subsidiaries is terminated (A) without Cause or Adverse Action or (B) by the Participant for Good Reason, in either case within two (2) years following a Change in Control, and (ii) the Company is the surviving corporation following such Change in Control, or the Acquiror assumes the outstanding Incentive Awards or substitutes equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Incentive Awards, then (x) all outstanding Options and Stock Appreciation Rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the Participant to whom such Options or Stock Appreciation Rights have been granted remains in employment or service with the Company or any Subsidiary; (y) all restrictions and vesting requirements applicable to any Incentive Award based solely on the continued service of the Participant will terminate; and (z) all Incentive Awards the vesting or payment of which are based on Performance Goals will vest as though such Performance Goals were fully achieved at target and will become immediately payable; provided, however, that no Incentive Award that provides for a deferral of compensation within the meaning of Section 409A of the Code will be cashed out upon the occurrence of a Change in Control unless the event or circumstances constituting the Change in Control also constitute a "change in the ownership" of the Company, a "change in the effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case as determined under Section 409A of the Code. The treatment of any other Incentive Awards in the event of a Change in Control will be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

(d) If (i) a Participant's employment or other service with the Company and all Subsidiaries is terminated for Cause or Adverse Action within two (2) years following a Change in Control, and (ii) the Company is the surviving corporation following such Change in Control, or the Acquiror assumes the outstanding Incentive Awards or substitutes equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Incentive Awards, then all rights of the Participant under this Plan and any Incentive Award Agreements evidencing an Incentive Award then held by the Participant will terminate and be forfeited without notice of any kind.

17.4 Alternative Treatment of Stock-Based Awards. In connection with a Change in Control, the Committee in its sole discretion, either in an Incentive Award Agreement at the time of grant of a Stock-Based Award or at any time after the grant of such an Incentive Award, may determine that any or all outstanding Stock-Based Awards granted under this Plan, whether or not exercisable or vested, as the case may be, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Stock-Based Award will receive for each share of Common Stock subject to such Incentive Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities with a fair market value (as determined by the Committee in good faith) equivalent to such cash payment) equal to the difference, if any, between the consideration received by shareholders of the Company in respect of a share of Common Stock in connection with such Change in Control and the purchase price per share, if any, under the Incentive Award, multiplied by the number of shares of Common Stock subject to such Incentive Award (or in which such Incentive Award is denominated); provided that if such product is zero ($0) or less or to the extent that the Incentive Award is not then exercisable, the Incentive Award may be canceled and terminated without payment therefor. If any portion of the consideration pursuant to a Change in Control may be received by holders of shares of Common Stock on a contingent or delayed basis, the Committee may, in its sole discretion, determine the fair market value per share of such consideration as of the time of the Change in Control on the basis of the Committee's good faith estimate of the present value of the probable future payment of such consideration. Notwithstanding the foregoing, any shares of Common Stock issued pursuant to a Stock-Based Award that immediately prior to the effectiveness of the Change in Control are subject to no further restrictions pursuant to this Plan or an Incentive Award Agreement (other than pursuant to the securities laws) will be deemed to be outstanding shares of Common Stock and receive the same consideration as other outstanding shares of Common Stock in connection with the Change in Control.

17.5 Limitation on Change in Control Payments. Notwithstanding anything in Section 17.3 or 17.4 to the contrary, if, with respect to a Participant, the acceleration of the vesting of an Incentive Award as provided in Section 17.3 or the payment of cash in exchange for all or part of a Stock-Based Award as provided in Section 17.4 (which acceleration or payment could be deemed a "payment" within the meaning of Section 280G(b)(2) of the Code), together with any other "payments" that such Participant has the right to receive from the Company or any corporation that is a member of an "affiliated group" (as defined in Section 1504(a) of the Code without regard to Section 1504(b) of the Code) of which the Company is a member, would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), then the "payments" to such Participant pursuant to Section 17.3 or 17.4 will be reduced (or acceleration of vesting eliminated) to the largest amount as will result in no portion of such "payments" being subject to the excise tax imposed by Section 4999 of the Code; provided, that such reduction will be made only if the aggregate amount of the payments after such reduction exceeds the difference between (a) the amount of such payments absent such reduction minus (b) the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments; and provided further that such payments will be reduced (or acceleration of vesting eliminated) in the following order: (i) options with an exercise price above fair market value that have a positive value for purposes of Section 280G of the Code, (ii) pro rata among Incentive Awards that constitute deferred compensation under Section 409A of the Code, and (iii) finally, among the Incentive Awards that are not subject to Section 409A of the Code. Notwithstanding the foregoing sentence, if a Participant is subject to a separate agreement with the Company or an Affiliate or Subsidiary that expressly addresses the potential application of Section 280G or 4999 of the Code, then this Section 17.5 will not apply and any "payments" to a Participant pursuant to Section 17.3 or 17.4 will be treated as "payments" arising under such separate agreement.

18. Rights of Eligible Recipients and Participants; Transferability.

18.1 Employment. Nothing in this Plan or an Incentive Award Agreement will interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment or service of any Eligible Recipient or Participant at any time, nor confer upon any Eligible Recipient or Participant any right to continue employment or other service with the Company or any Subsidiary.

18.2 No Rights to Awards. No Participant or Eligible Individual will have any claim to be granted any Incentive Award under this Plan.

18.3 Rights as a Shareholder. Except as otherwise provided herein, a Participant will have no rights as a shareholder with respect to shares of Common Stock covered by any Stock-Based Award unless and until the Participant becomes the holder of record of such shares.

18.4 Restrictions on Transfer.

(a) Except pursuant to testamentary will or the laws of descent and distribution or as otherwise expressly permitted by subsections (b) and (c) below, no right or interest of any Participant in an Incentive Award prior to the exercise (in the case of Options or Stock Appreciation Rights) or vesting, issuance or settlement of such Incentive Award will be assignable or transferable, or subjected to any lien, during the lifetime of the Participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise.

(b) A Participant will be entitled to designate a beneficiary to receive an Incentive Award upon such Participant's death, and in the event of such Participant's death, payment of any amounts due under this Plan will be made to, and exercise of any Options or Stock Appreciation Rights (to the extent permitted pursuant to Section 15 of this Plan) may be made by, such beneficiary. If a deceased Participant has failed to designate a beneficiary, or if a beneficiary designated by the Participant fails to survive the Participant, payment of any amounts due under this Plan will be made to, and exercise of any Options or Stock Appreciation Rights (to the extent permitted pursuant to Section 15 of this Plan) may be made by, the Participant's legal representatives, heirs and legatees. If a deceased Participant has designated a beneficiary and such beneficiary survives the Participant but dies before complete payment of all amounts due under this Plan or exercise of all exercisable Options or Stock Appreciation Rights, then such payments will be made to, and the exercise of such Options or Stock Appreciation Rights may be made by, the legal representatives, heirs and legatees of the beneficiary.

(c) Upon a Participant's request, the Committee may, in its sole discretion, permit a transfer of all or a portion of a Non-Statutory Stock Option, other than for value, to such Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, any person sharing such Participant's household (other than a tenant or employee), a trust in which any of the foregoing have more than fifty percent (50%) of the beneficial interests, a foundation in which any of the foregoing (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. Any permitted transferee will remain subject to all the terms and conditions applicable to the Participant prior to the transfer. A permitted transfer may be conditioned upon such requirements as the Committee may, in its sole discretion, determine, including execution or delivery of appropriate acknowledgements, opinion of counsel, or other documents by the transferee.

18.5 Non-Exclusivity of this Plan. Nothing contained in this Plan is intended to modify or rescind any previously approved compensation plans or programs of the Company or create any limitations on the power or authority of the Board to adopt such additional or other compensation arrangements as the Board may deem necessary or desirable.

19. Securities Law and Other Restrictions.

Notwithstanding any other provision of this Plan or any Incentive Award Agreements entered into pursuant to this Plan, the Company will not be required to issue any shares of Common Stock under this Plan, and a Participant may not sell, assign, transfer or otherwise dispose of shares of Common Stock issued pursuant to Incentive Awards granted under this Plan, unless (a) there is in effect with respect to such shares a registration statement under the Securities Act and any applicable securities laws of a state or foreign jurisdiction or an exemption from such registration under the Securities Act and applicable state or foreign securities laws, and (b) there has been obtained any other consent, approval or permit from any other U.S. or foreign regulatory body which the Committee, in its sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing shares of Common Stock, as may be deemed necessary or advisable by the Company in order to comply with such securities law or other restrictions.

20. Deferred Compensation; Compliance with Section 409A.

It is intended that all Incentive Awards issued under the Plan be in a form and administered in a manner that will comply with the requirements of Section 409A of the Code, or the requirements of an exception to Section 409A of the Code, and the Incentive Award Agreements and this Plan will be construed and administered in a manner that is consistent with and gives effect to such intent. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A of the Code. Notwithstanding anything in this Section 20 to the contrary, with respect to any Incentive Award subject to Section 409A of the Code, no amendment to or payment under such Incentive Award will be made except and only to the extent permitted under Section 409A of the Code.

21. Amendment, Modification and Termination.

21.1 Generally. Subject to other subsections of this Section 21 and Sections 3.4 and 21.3, the Board at any time may suspend or terminate this Plan (or any portion thereof) or terminate any outstanding Incentive Award Agreement and the Committee, at any time and from time to time, may amend this Plan or amend or modify the terms of an outstanding Incentive Award. The Committee's power and authority to amend or modify the terms of an outstanding Incentive Award includes the authority to modify the number of shares or other terms and conditions of an Incentive Award, extend the term of an Incentive Award, accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an Incentive Award, accept the surrender of any outstanding Incentive Award or, to the extent not previously exercised or vested, authorize the grant of new Incentive Awards in substitution for surrendered Incentive Awards; provided, however that the amended or modified terms are permitted by this Plan as then in effect and that any Participant adversely affected by such amended or modified terms has consented to such amendment or modification.

21.2 Shareholder Approval. No amendments to this Plan will be effective without approval of the Company's shareholders if: (a) shareholder approval of the amendment is then required pursuant to Section 422 of the Code, the rules of the primary stock exchange or stock market on which the Common Stock is then traded, applicable U.S. state corporate laws or regulations, applicable U.S. federal laws or regulations, and the applicable laws of any foreign country or jurisdiction where Incentive Awards are, or will be, granted under this Plan; or (b) such amendment would: (i) modify Section 3.4; (ii) materially increase benefits accruing to Participants; (iii) increase the aggregate number of shares of Common Stock issued or issuable under this Plan; (iv) increase any limitation set forth in this Plan on the number of shares of Common Stock which may be issued or the aggregate value of Incentive Awards which may be made, in respect of any type of Incentive Award to any single Participant during any specified period; (v) modify the eligibility requirements for Participants in this Plan; or (vi) reduce the minimum exercise price as set forth in Sections 6.3 and 7.3.

21.3 Incentive Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary, no termination, suspension or amendment of this Plan may adversely affect any outstanding Incentive Award without the consent of the affected Participant; provided, however, that this sentence will not impair the right of the Committee to take whatever action it deems appropriate under Sections 3.4, 4.5, 13.5, 15, 17, 20 or 21.4 of this Plan.

21.4 Amendments to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Committee may amend this Plan or an Incentive Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming this Plan or an Incentive Award Agreement to any present or future law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder. By accepting an Incentive Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 21.4 to any Incentive Award granted under this Plan without further consideration or action.

21.5 Non-Employee Director Awards. Notwithstanding any other provision of this Plan to the contrary, no action may be taken with respect to any outstanding Non-Employee Director Award other than by the Committee, which for such actions will consist solely of "independent directors" as defined in the Listing Rules of the Nasdaq Stock Market (or other applicable exchange or market on which the Common Stock may be traded or quoted).

22. Effective Date and Duration of this Plan.

The Plan is effective as of the Effective Date. The Plan will terminate at midnight on May 19, 2020, and may be terminated prior to such time by Board action. No Incentive Award will be granted after termination of this Plan, but Incentive Awards outstanding upon termination of this Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

23. Miscellaneous.

23.1 Usage. In this Plan, except where otherwise indicated by clear contrary intention, (a) any masculine term used herein also will include the feminine, (b) the plural will include the singular, and the singular will include the plural, (c) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term, and (d) "or" is used in the inclusive sense of "and/or".

23.2 Unfunded Plan. Participants will have no right, title or interest whatsoever in or to any investments that the Company or its Subsidiaries may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Subsidiary under this Plan, such right will be no greater than the right of an unsecured general creditor of the Company or the Subsidiary, as the case may be. All payments to be made hereunder will be paid from the general funds of the Company or the Subsidiary, as the case may be, and no special or separate fund will be established and no segregation of assets will be made to assure payment of such amounts except as expressly set forth in this Plan.

23.3 Relationship to Other Benefits. No payment under this Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or benefit plan of the Company or any Subsidiary unless provided otherwise in such plan.

23.4 Fractional Shares. No fractional shares of Common Stock will be issued or delivered under this Plan or any Incentive Award. The Committee will determine whether cash, other Incentive Awards or other property will be issued or paid in lieu of fractional shares of Common Stock or whether such fractional shares of Common Stock or any rights thereto will be forfeited or otherwise eliminated by rounding up or down.

23.5 Governing Law. Except to the extent expressly provided herein or in connection with other matters of corporate governance and authority (all of which will be governed by the laws of the Company's jurisdiction of incorporation), the validity, construction, interpretation, administration and effect of this Plan and any rules, regulations and actions relating to this Plan will be governed by and construed exclusively in accordance with the laws of the State of Minnesota, notwithstanding the conflicts of laws principles of any jurisdictions. Unless otherwise provided in an Incentive Award Agreement, recipients of an Incentive Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of the State of Minnesota to resolve any and all issues that may arise out of or relate to this Plan or any related Incentive Award Agreement.

23.6 Successors. All obligations of the Company under this Plan with respect to Incentive Awards granted hereunder will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

23.7 Construction. Wherever possible, each provision of this Plan and any Incentive Award Agreement will be interpreted so that it is valid under the applicable law. If any provision of this Plan or any Incentive Award Agreement is to any extent invalid under the applicable law, that provision will still be effective to the extent it remains valid. The remainder of this Plan and the Incentive Award Agreement also will continue to be valid, and the entire Plan and Incentive Award Agreement will continue to be valid in other jurisdictions.

23.8 Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may: (a) deliver by email or other electronic means (including posting on a Web site maintained by the Company or by a third party under contract with the Company) all documents relating to this Plan or any Incentive Award hereunder (including prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including annual reports and proxy statements), and (b) permit Participants to use electronic, internet or other non-paper means to execute applicable Plan documents (including Incentive Award Agreements) and take other actions under this Plan in a manner prescribed by the Committee.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended January 2, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________.

Commission File No. 0-25121

SELECT COMFORT CORPORATION

(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	**41-1597886** (I.R.S. Employer Identification No.)
9800 59th Avenue North **Minneapolis, Minnesota** (Address of principal executive offices)	**55442** (Zip Code)

Registrant's telephone number, including area code: **(763) 551-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of July 4, 2009, was $22,200,000 (based on the last reported sale price of the Registrant's common stock on that date as reported by NASDAQ).

As of January 30, 2010, there were 54,347,000 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be furnished to shareholders in connection with its 2010 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

As used in this Form 10-K, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.

As used in this Form 10-K, the term "bedding" includes mattresses, box springs and foundations and does not include bedding accessories, such as sheets, pillows, headboards, frames, mattress pads and related products.

Select Comfort®, Sleep Number®, Comfort Club®, Sleep Better on Air®, The Sleep Number Bed by Select Comfort (logo)®, Select Comfort (logo with double arrow design)®, Firmness Control System™, Precision Comfort®, Corner Lock™, Intralux®, The Sleep Number Store by Select Comfort (logo)®, You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™, Select Comfort Creator of the Sleep Number Bed®, What's Your Sleep Number® setting?, Grand King®, Sleep Number SofaBed™, Personalized Warmth Collection®, GridZone®, and our stylized logos are trademarks and/or service marks of Select Comfort. This Form 10-K may also contain trademarks, trade names and service marks that are owned by other persons or entities.

Our fiscal year ends on the Saturday closest to December 31, and, unless the context otherwise requires, all references to years in this Form 10-K refer to our fiscal years. Our fiscal year is based on a 52- or 53-week year. All years presented in this Form 10-K are 52 weeks, except for the 2008 fiscal year ended January 3, 2009, which is a 53-week year.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in or incorporated by reference into this Annual Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements, including but not limited to projections of revenues, results of operations, financial condition or other financial items; any statements of plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions, prospects or performance; statements of belief and any statement or assumptions underlying any of the foregoing. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or Web casts open to the public, in press releases or reports, on our Internet Web site or otherwise. We try to identify forward-looking statements in this report and elsewhere by using words such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms.

Our forward-looking statements speak only as of the date made and by their nature involve substantial risks and uncertainties. Our actual results may differ materially depending on a variety of factors, including the items discussed in greater detail below under the caption "Risk Factors." These risks and uncertainties are not exclusive and further information concerning the company and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time, including factors that we may consider immaterial or do not anticipate at this time.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.

ITEM 1. BUSINESS

Our Business

Overview

Select Comfort Corporation was founded as a Minnesota-based corporation in 1987 by an entrepreneur who developed and manufactured adjustable firmness mattresses after considering other alternatives such as innerspring and water mattresses. Select Comfort has evolved from a specialty, niche direct marketer, to a nationwide multi-channel business with fiscal 2009 net sales of $544 million.

Our principal business is to develop, manufacture, market and distribute premium quality, adjustable-firmness beds and other sleep-related accessory products. The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep to the consumer. We have a mission-driven culture focused on serving the needs of our customers. Our mission is to improve lives by individualizing sleep experiences. Our goal is to educate our consumers on the importance of a better night's sleep and the unique benefits of our products.

In 1998, Select Comfort became a publicly traded company and is listed on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." When used herein, the terms "Select Comfort," "Company," "we," "us" and "our" refer to Select Comfort Corporation, including consolidated subsidiaries.

Competitive Strengths

Differentiated, Superior Product

The unique benefits of our proprietary Sleep Number bed have been validated through clinical sleep research. Clinical sleep research has shown that people who sleep on a Sleep Number bed generally fall asleep faster, experience deeper sleep with fewer disturbances and experience greater relief from back pain than those sleeping on a traditional innerspring mattress. The proprietary air-chamber technology of our Sleep Number bed allows adjustable firmness of the mattress at the touch of a button. Our dual chamber technology (two independent air chambers) allows consumers to adjust the firmness on either side of the bed to meet each person's individual preference.

Distinctive Brand

In 2001, we created the Sleep Number brand. This branding strategy allows our marketing communications to focus on our bed's distinguishing and proprietary features – adjustable firmness and support for personalized comfort. This is represented by the digital Sleep Number display on the bed's hand-held remote control, with a brand message hierarchy as follows:

- A Sleep Number® setting represents an ideal level of mattress comfort, firmness and support; and
- You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™.

Controlled Selling Environment

Over 90% of our sales are generated through our company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. Our nationwide chain of retail stores provides a unique mattress shopping experience and offers a relaxed environment designed to provide education on the importance of sleep and the products that best fit consumers' needs. Controlling the selling process enables us to ensure that the unique benefits of our products are effectively communicated to consumers. Our multiple touch-points of service, including sales, delivery and post-sale service, provide several opportunities to communicate with our customers, reinforcing the sale and enabling us to understand and respond quickly to consumer trends and preferences.

Integrated Business Process

We are a vertically integrated business from production through sales and delivery of our products, which allows us to control quality, cost, price and presentation. The modular design of our Sleep Number bed allows a just-in-time, build-to-order production process which requires minimal inventory in our stores and manufacturing plants, resulting in reduced working capital levels. This just-in-time production process also allows our stores to serve primarily as showrooms, without requiring significant product storage capacity.

Vision and Strategy

For 2008, we ranked as the fifth largest mattress manufacturer according to the December 2009 edition of *Furniture/Today*, with a 4.9% market share of industry revenue and 1.5% market share of industry units. We ranked as the second largest U.S. bedding retailer, according to the *Top-25 Bedding Retailers* report in the November 29, 2009 edition of *Furniture/Today*. Our vision is to become the new standard in sleep by providing individualized sleep experiences and elevating people's expectations above the "one size fits all" solutions offered by other mattress brands.

We are executing against a defined strategy which focuses on the following key components:

- Accelerate profitable growth and improve consistency of performance;
- Deliver a new standard for individualized customer experience in our industry; and
- Further strengthen our financial position – increasing our cash balance and remaining debt free.

Accelerate Profitable Growth

Our most significant growth driver has been building brand awareness. The Sleep Number brand has been integrated into all of our sales channels and throughout our internal and external communication programs. We utilize a media mix that includes television, radio and print advertising in support of our Sleep Number marketing campaign with increasing use of Internet advertising and paid search in our media mix.

As of January 2, 2010 we operated 403 company-owned stores in the U.S. In the current economic environment, we are closely evaluating our store base, and expect to end 2010 with approximately 380 to 390 stores. We believe that through marketing and sales execution we can increase average sales per store to better leverage the profitability of our fixed cost store base. Longer term we plan to expand our retail store base to further our market share gains and improve sales and profit growth.

In 2005, we expanded our distribution network outside the U.S. with a retail partner relationship in Canada. In 2009, the Canadian retail partner relationship grew to 136 doors. During 2007, we formed a strategic alliance with two Australian-based companies to manufacture and distribute Sleep Number beds and accessories in Australia and New Zealand. Our international distribution network was not a significant part of our total distribution network and we do not plan to expand our international distribution during 2010.

We also sell to commercial partners which increases awareness of our brand through media exposure, product sales and word-of-mouth. These commercial partners include the QVC television shopping channel, the luxury motor home market, leading home furnishing retailers in Alaska and Hawaii, and Radisson Hotels and Resorts® in the U.S., Canada and the Caribbean.

Deliver a New Standard for Individualized Customer Experience

We strive to lead the industry in customer satisfaction by providing individualized sleep experiences and elevating people's expectations above the "one size fits all" solution offered by other mattress brands. We believe everyone should love their bed and that quality sleep is as important to a healthy life as diet and exercise. As the only mattress brand that is both a manufacturer and a multi-channel retailer, we have the capabilities to enhance the entire customer experience from researching products, to the sale, delivery, set-up and post-sales follow-up. Our sales associates and customer service specialists are knowledgeable sleep experts whose mission is assisting each customer to individualize their sleep experiences through fast, friendly and accessible service.

We have historically introduced new features and benefits to our Sleep Number beds every two to three years, through a pipeline of research and development ("R&D") activities. We continually focus on improving the reliability and quality of all the products that we sell. Our latest models emphasize enhanced comfort-layer materials, and several feature advancements in temperature balancing technology. We believe our current line represents the most technologically advanced beds we have ever produced and provides ideal comfort and quality sleep for each individual.

Further Strengthen Our Financial Position

We generated positive net income for six consecutive years from 2002 through 2007. Our 2008 operating results were significantly affected by the industry-wide decrease in consumer spending, and we realized a net loss of $70.2 million, including $34.6 million of pre-tax asset impairment charges and a $26.8 million charge for a deferred tax valuation allowance. In 2009, we returned to profitability and generated net income of $35.6 million, including the reversal of the previously established deferred tax valuation allowance and eliminated $79 million of debt, ending 2009 debt-free with a positive cash balance.

We have taken significant actions to improve our operating results and maintain our liquidity in the current challenging macro-economic environment, including: corporate workforce reductions, reduced capital spending, executing plans to close stores, supply chain cost reduction initiatives, reduced media spending, and reductions in fixed and discretionary operating expenses. We also introduced lower product price points and initiated an enhanced promotional strategy which stabilized sales. Additionally, we improved our liquidity by raising $26.3 million in additional equity and amended our credit agreement which was extended through June 2011.

During 2010 we plan to maintain disciplined expense controls and conservatively manage our capital expenditures. We expect to generate cash, further strengthen our financial position and remain debt free. We have no plans to raise additional equity.

Our Products

Mattresses

We offer Sleep Number beds in three series to help consumers choose the bed that is best for them.

- The Sleep Number bed Classic Series is the classic design with personal adjustability at an affordable price. The series includes the Sleep Number c2, c3 and c4 beds.
- The Sleep Number bed Performance Series includes our most popular beds, featuring enhanced performance, comfort and a great value. The series includes the Sleep Number p5, p6 and p7 beds.
- The Sleep Number bed Innovation Series is the premier experience in personalized comfort combined with leading-edge innovations in sleep technology. The series includes the Sleep Number i8, i9 and i10 beds.

The Sleep Number bed series are available through our U.S. company-owned distribution channels. Each bed series comes in standard mattress sizes, ranging from twin to king, as well as some specialty mattress sizes. Our bed series vary in features, functionality and price. As you move up the line, the Sleep Number bed series offer enhanced features and benefits, including higher quality fabrics, additional cushion and padding, higher overall mattress profiles, quieter Firmness Control Systems with additional functions, temperature balancing fabrics, and wireless remote controls as a standard feature.

The contouring support of our Sleep Number beds is optimized when used with our specially designed, proprietary foundation. This durable foundation, used in place of a box spring, is a modular design that can be disassembled and easily moved through staircases, hallways and other tight spaces.

Our U.S. mattress price points range from approximately $699 for the entry-level c2 queen-size mattress to $3,999 for the luxurious Sleep Number i10 queen-size mattress. Our most popular model is the p5 queen-size mattress which sells for approximately $1,699. Actual prices are at times lower than those quoted due to promotional offerings.

Our unique product design allows us to ship our beds in a modular format to customers throughout the U.S. by United Parcel Service ("UPS"). For an additional fee, customers can take advantage of our home delivery service, which includes bed assembly and optional mattress removal services.

Each of our Sleep Number beds (not including our Precision Comfort adjustable foundation) comes with a 30 night in-home trial and better night's sleep guarantee, which allows customers 30 nights at home to make sure they are completely satisfied with the bed. The customer is responsible for the return shipping costs. Independent durability testing has shown our Sleep Number beds can withstand more than 20 years of simulated use, and each of our Sleep Number beds is backed by our 20-year limited warranty.

Sleep Number Bedding Collection and Other Products

In addition to our mattresses and foundations, we offer a line of products that provide innovative solutions for our customers' sleep preferences, including specialty pillows, mattress pads, comforters, sheets and leg options. We also have two accessories programs that offer personalization - "Create your Perfect Pillow" and "Create your Perfect Comforter." "Create your Perfect Pillow" is available in a variety of sizes, materials and firmness levels, and is designed to provide personalized comfort and better quality sleep for stomach, back or side sleepers. "Create your Perfect Comforter" can be adjusted for couples by varying the warmth levels to accommodate personal preferences.

In 2003, we completed the roll-out of our Precision Comfort adjustable foundation to all of our company-owned retail stores. The adjustable foundation enables consumers to raise the head or foot of the bed, and to experience the comfort of massage, using a handheld remote control.

Sales Distribution

Unlike traditional bedding manufacturers, which primarily sell through third-party retailers, over 90% of our net sales are through one of three company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. These channels enable us to control the selling process to ensure that the unique benefits of our products are effectively presented to consumers. Our direct-to-consumer business model enables us to understand and respond quickly to consumer trends and preferences.

Our retail stores accounted for 81% of our net sales in 2009. Average net sales per company-owned store were $1,046,000 in 2009 versus $984,000 in 2008, $1,318,000 in 2007 and $1,493,000 in 2006, with average sales per square foot of $710 in 2009 versus $703 in 2008, $1,024 in 2007 and $1,244 in 2006. In 2009, 48% of our stores generated net sales of over $1,000,000.

Our direct marketing call center and E-Commerce Web site provide national sales coverage, including markets not yet served by one of our retail stores, and accounted for 12% of our net sales in 2009. In addition, these channels provide a cost-effective way to market our products, are a source of information on our products and refer customers to our stores if there is one near the customer.

Beginning in 2002, we supplemented our sales through semi-exclusive relationships with selected home furnishing retailers and specialty bedding retailers. In August 2009, we discontinued distribution through non-company-owned mattress retailers in the contiguous United States. This change is part of the company's efforts to reignite the Sleep Number brand and did not have a significant impact on sales or profit in 2009. At the end of 2009, our retail program included three retail partners in Hawaii, Alaska and Canada with a total of 146 doors.

In late 2007, we began distribution in Australia and New Zealand through relationships with an Australian-based manufacturer and an Australian-based retailer. Our total net sales attributable to foreign countries were $3.7 million in 2009, $5.4 million in 2008 and $5.0 million in 2007.

Marketing and Advertising

Awareness among the broad consumer audience of our brand, product benefits and store locations has been our most significant opportunity for growth. The Sleep Number advertising campaign was introduced early in 2001 to support our retail stores in selected markets through our first comprehensive multi-media advertising campaign using prime-time TV, national cable television, infomercials, drive-time radio and newspaper advertisements.

Since 2001, the Sleep Number brand positioning has been integrated into our marketing messages across all of our distribution channels, advertising vehicles and media types. We look to our direct response advertising on national cable TV as an economical means to generate leads for our stores. Through our dedicated call center, we are able to provide the inquiring consumer more information including the nearest store location, and/or send a video and brochure. Our total media spending was approximately $61 million in 2009, $92 million in 2008 and $110 million in 2007.

Owners of Sleep Number beds purchased through company-controlled channels are members of our Comfort Club, our customer loyalty program designed primarily to increase referrals and repeat purchases. Each time a referred customer purchases a bed, the referring Comfort Club member receives a $50 coupon for purchase of our products, with increasing benefits for multiple referrals. In 2009, approximately 26,000 new customers bought beds after receiving referrals from our Comfort Club members, and existing owners bought approximately 30,000 additional beds.

Qualified customers are offered revolving credit to finance purchases through a private-label consumer credit facility provided by GE Money Bank. Approximately 24% of our net sales during 2009 were financed by GE Money Bank. In 2005, we entered into an amended and restated agreement with GE Money Bank that extends this consumer credit arrangement through February 15, 2012, subject to earlier termination upon certain events and subject to automatic extensions. Under the terms of our agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures. As the receivables are owned by GE Money Bank, at no time are the receivables purchased or acquired from us. We are not liable to GE Money Bank for our customers' credit defaults. In connection with all purchases financed under these arrangements, GE Money Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts, upon delivery to the customer. Consumers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program that we offer through another provider.

Operations

Manufacturing and Distribution

We have two manufacturing plants, one located in Irmo, South Carolina, and the other in Salt Lake City, Utah, which distribute products in the U.S. and Canada. The manufacturing operations in South Carolina and Utah consist of quilting and sewing of the fabric covers for our beds and final assembly and packaging of mattresses and foundations. In addition, our electrical Firmness Control Systems are assembled in our Utah plant.

We manufacture beds on a just-in-time basis to fulfill orders rather than stocking inventory, which enables us to maintain lower levels of finished goods inventory and operate with limited regional warehousing. Orders are shipped, typically within 48 hours following order receipt, from our manufacturing facilities via UPS or through our company-controlled home delivery, assembly and mattress removal service. Orders are usually received by the customer within five to 14 days from the date of order.

We obtain all of the raw materials and components used to produce our beds from outside sources. A number of components, including our proprietary air chambers, our proprietary blow-molded foundations, and various components for our Firmness Control Systems, as well as fabrics and zippers, are sourced from suppliers who currently serve as our sole source of supply for these components. We will continue to utilize dual sourcing on targeted components when effective. We believe we can obtain these raw materials and components from other sources of supply, although an unexpected loss of supply over a short period of time may not allow us to replace these sources in the ordinary course of business. In 2005, we began identifying secondary sources in order to provide continuity of supply for various components.

Our proprietary air chambers are produced to our specifications by an Eastern European supplier, which has been our sole source of supply of air chambers since 1994. Our agreement with this supplier runs through September 2011 and is thereafter subject to automatic annual renewal unless either party gives 365 days' notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

Our proprietary blow-molded foundations are produced to our specifications by a single domestic supplier under an agreement that expires in December 2012. We expect to continue this supplier relationship for the foreseeable future. All of the suppliers that produce unique or proprietary products for us have in place either contingency or disaster recovery plans or redundant production capabilities in other locations in order to safeguard against any unforeseen disasters. We review these plans and sites on a regular basis to ensure the supplier's ability to maintain an uninterrupted supply of materials and components.

Home Delivery Service

Select Comfort's home delivery, assembly and mattress removal service has contributed to improving the overall customer experience. Our home delivery technicians can effectively communicate the benefits of the bed, reinforcing the sales process and helping to ensure satisfied customers. In some markets on the East Coast, we provide home delivery, assembly and mattress removal services through a third-party provider. Approximately 52% of beds sold through our company-owned channels in 2009 were delivered by our full-service home delivery team or by our third-party provider.

In 2003, we expanded the availability of our company-controlled delivery, assembly and removal services to all of our retail markets. In 2007, we continued improving our home delivery efficiency and service by consolidating over 100 individually managed cross-dock distribution locations into a Hub and Spoke network organized around 13 regional hubs. In 2009, we reduced our hub network from 13 regional hubs to 10.

Customer Service

We maintain an in-house customer service department staffed by customer service representatives who receive extensive training in sleep technology and all aspects of our products and operations. Our customer service representatives field customer calls and also interact with each of our retail stores to address customer questions and concerns. Our customer service team is part of our total quality process, facilitating early identification of emerging trends or issues. They coordinate with engineering, sourcing, manufacturing, and our Six Sigma team to segment these issues, implement immediate solutions and provide inputs for long-term improvements to product and service design.

Research and Development

Our research and development team continuously seeks to improve product performance and benefits based on sleep science. Through customer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first bed, we have continued to improve and expand our product line, including new bed models, a quieter Firmness Control System, wireless remote controls, more luxurious fabrics and covers, and new generations of foams and foundation systems. Our research and development expenses were $2.0 million in 2009, $3.4 million in 2008 and $5.7 million in 2007 (when National Fire Retardancy Standards were launched).

Information Systems

We use information technology systems to operate, analyze and manage our business, to reduce operating costs and to enhance our customers' experience. Our major systems include an in-store point of sale system, a retail portal system, in-bound and out-bound telecommunications systems for direct marketing and customer service, E-Commerce systems, a data warehouse system and an enterprise resource planning system. These systems are comprised of both packaged applications licensed from various software vendors and internally developed programs. Our production data center is located in our corporate headquarters with redundant environmental systems.

Intellectual Property

We hold various U.S. and foreign patents and patent applications regarding certain elements of the design and function of our products, including air control systems, remote control systems, air chamber features, border wall and corner piece systems, foundation systems, and features related to sofa sleepers with air mattresses, as well as other technology. We have 22 issued U.S. patents, expiring at various dates between January 2010 and June 2022, and three U.S. patent applications pending. We also hold 42 foreign patents and have eight foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot ensure that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

"*Select Comfort*" and "*Sleep Number*" are trademarks registered with the U.S. Patent and Trademark Office. We have a number of other registered trademarks including the double arrow logo, "*Select Comfort*" with the double arrow logo, "*Select Comfort Creator of the Sleep Number Bed*" with the double arrow logo, "*The Sleep Number Bed by Select Comfort*" with the double arrow logo and "*What's Your Sleep Number?*" Several of these trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each registered mark is renewable indefinitely as long as the mark remains in use. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Industry and Competition

The U.S. bedding manufacturing industry is a mature and generally stable industry. According to the International Sleep Products Association (ISPA), since 1984 the industry has consistently demonstrated growth on a dollar basis, with a 0.3% decline in 2001, 9.1% decline in 2008 and 9.0% decline in 2009 being the only exceptions. According to ISPA, industry wholesale shipments of mattresses and foundations were estimated to be $5.7 billion in 2009, a 9.0% decline compared to $6.2 billion in 2008. We estimate that traditional innerspring mattresses represent approximately 78% of total U.S. bedding sales (based on 2008 sales). *Furniture/Today,* a furniture industry trade publication, has ranked Select Comfort as the fifth largest mattress manufacturer and second largest U.S. bedding retailer for 2008.

Over the 5-year, 10-year and 20-year periods ended 2009, the value of U.S. wholesale bedding shipments (decreased)/ increased at compound annual growth rates of (2.6%), 2.1% and 4.6%, respectively. We believe that industry unit growth has been primarily driven by population growth, and an increase in the number of homes (including secondary residences) and the increased size of homes. We believe growth in average wholesale prices resulted from a shift to both larger and higher quality beds, which are typically more expensive.

The bedding industry is very competitive. Participants in the bedding industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. There is a high degree of concentration among the three largest manufacturers of innerspring bedding with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the bedding market. Simmons and Sealy, as well as a number of smaller manufacturers, have offered air-bed products in recent years. Tempur-Pedic International, Inc., and a number of other mattress manufacturers, offer foam mattress products. The bedding retailer business is also highly competitive. Our distribution channels, including our retail stores, compete against regional and local specialty bedding retailers, home furnishing stores, mass merchants and national discount stores. We compete principally on the differentiation and quality of our products, customer service and value pricing.

Governmental Regulation and Environmental Matters

Our operations are subject to federal and state consumer protection and other regulations relating to the bedding industry. These regulations vary among the jurisdictions in which we do business, but generally impose requirements as to the proper labeling of bedding merchandise.

The bedding industry is subject to federal fire retardancy standards developed by the U.S. Consumer Product Safety Commission, which became effective nationwide in July 2007. Compliance with these requirements has increased the cost and complexity of manufacturing our products. These regulations also result in higher product development costs as new products must undergo rigorous flammability testing.

The Consumer Product Safety Commission has also adopted, effective as of February 2009, new safety standards applicable to children's products generally, including some mattress products. Compliance with these standards may increase the cost of manufacturing some of our products.

Our direct marketing and E-Commerce operations are or may become subject to various adopted or proposed federal and state "do not call" and "do not mail" list requirements, limiting our ability to market our products directly to consumers over the telephone, by e-mail or by regular mail.

We are subject to emerging federal, state and foreign data privacy regulations related to the safeguarding of sensitive customer and employee data, which may drive increased costs in our information systems infrastructure.

We are subject to federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits.

We are subject to federal and state laws and regulations relating to pollution and environmental protection. We will also be subject to similar laws in foreign jurisdictions as we further expand distribution of our products internationally.

Our retail pricing policies and practices are subject to antitrust regulations in the U.S., Canada, Australia, New Zealand and other jurisdictions where we may sell our products in the future.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations, which could harm our profitability and financial condition. If we are found to be in violation of any of the foregoing laws or regulations, we could become subject to fines, penalties, damages or other sanctions, as well as potential adverse public relations, which could adversely impact our business, reputation, sales, profitability and financial condition.

We are not aware of any national or local provisions which have been enacted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or will materially affect, our net income or competitive position, or will result in material capital expenditures. During fiscal 2009, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Customers

No single customer accounts for 10% or more of our net sales. The loss of distribution through QVC, however, could adversely impact our sales and profitability.

Seasonality

Our business is modestly impacted by seasonal influences inherent in the U.S. bedding industry and general retail shopping patterns. The U.S. bedding industry generally experiences lower sales in the second quarter and increased sales during selected holiday or promotional periods.

Working Capital

The component nature of our products allows our stores to serve as product showrooms for our Sleep Number beds. This aspect of our business model allows us to maintain low inventory levels which enables us to operate with minimal working capital. We have historically generated sufficient cash flows to self-fund operations through an accelerated cash-conversion cycle. As of January 2, 2010, we had no outstanding borrowings. We did have $4.5 million under letters of credit, with an additional $35.5 million available under our $40.0 million credit facility.

Employees

At January 2, 2010, we employed 2,172 persons, including 1,272 retail sales and support employees, 151 direct marketing and customer service employees, 553 manufacturing and logistics employees, and 196 management and administrative employees. Approximately 135 of our employees were employed on a part-time basis at January 2, 2010. Except for managerial employees and professional support staff, all of our employees are paid on an hourly basis plus commissions for sales associates. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Executive Officers of the Registrant

William R. McLaughlin, 53, joined our company in March 2000 as President and Chief Executive Officer. Mr. McLaughlin also served as Chairman of our Board of Directors from May 2004 to February 2008. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

Shelly R. Ibach, 50, has served as Executive Vice President, U.S. Sales since October 2008. Ms. Ibach joined Select Comfort as Senior Vice President, U.S. Sales - Company Owned Channels in April 2007. From 1982 to 2007, she held various leadership positions within Macy's North, formerly Marshall Field's Department Stores - Target Corporation. From 2004 to 2007, Ms. Ibach served as Senior Vice President and General Merchandise Manager for the Home division, within Macy's North. Other key positions included Vice President - Divisional Merchandise Manager, Director of Planning and Regional Director of Stores.

Mark A. Kimball, 51, has served as Senior Vice President, Legal, General Counsel and Secretary since August 2003. From July 2000 to August 2003, Mr. Kimball served as Senior Vice President, Human Resources and Legal, General Counsel and Secretary. From May 1999 to July 2000, Mr. Kimball served as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. For more than five years prior to joining us, Mr. Kimball was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP practicing in the area of corporate finance.

James C. Raabe, 49, has served as Senior Vice President and Chief Financial Officer since April 1999. From September 1997 to April 1999, Mr. Raabe served as our Controller. From May 1992 to September 1997, he served as Vice President – Finance of ValueRx, Inc., a pharmacy benefit management provider. Mr. Raabe held various positions with KPMG LLP from August 1982 to May 1992.

Karen R. Richard, 39, has served as Senior Vice President, Chief Human Resource & Strategy Officer for Select Comfort Corporation since March 2009. From January 2006 through February 2009, Ms. Richard served as Vice President, Human Resources and prior to that she served as Vice President, Finance supporting Select Comfort's Consumer Channels and Marketing. Ms. Richard also held a variety of positions in the company's finance department after joining Select Comfort in May of 1996. From 1993 to 1996, Ms. Richard held various accounting positions with TCF Mortgage Corporation, an affiliate of TCF Financial Corporation.

Kathryn V. Roedel, 49, has served as Executive Vice President, Product Development and Operations since October 2008. Ms. Roedel joined our Company as Senior Vice President, Global Supply Chain in April 2005. From 1983 to 2005, she held leadership positions within two divisions of General Electric Company, in Sourcing, Manufacturing, Quality and Service. From 2003 to March 2005, Ms. Roedel served as the General Manager, Global Supply Chain Strategy for GE Medical Systems. Other key positions included General Manager, Global Quality and Six Sigma; Vice President – Technical Operations and Director/Vice President – Quality Programs for GE Clinical Services, a division of GE Medical Systems.

Wendy L. Schoppert, 43, has served as Senior Vice President and Chief Information Officer since March 2008. She joined our Company in April 2005 and previously served as Senior Vice President and General Manager – New Channel Development and Senior Vice President – International. From 2002 to March 2005, Ms. Schoppert led various departments within U.S. Bancorp Asset Management, most recently serving as Head of Private Asset Management and Marketing. From 1996 to 2000, she held several positions with America West Holdings Corporation, including Vice President of America West Vacations and head of the airline's Reservations division. Prior to 1996, Ms. Schoppert held various finance-related positions at both Northwest Airlines and American Airlines.

Tim Werner, 46, has served as Senior Vice President and Chief Marketing Officer since March 2009. From October 2008 through February 2009 he served as Vice President, Marketing. Mr. Werner served as Vice President, Direct and E-Commerce from October 2007 to September 2008 and as Vice President, Retail Partners developing our Wholesale business from October 2002 to July 2006. Mr. Werner also held a variety of positions in our Direct Marketing business channel after joining us in May 1996. From 1986 to 1996, Mr. Werner held marketing positions with L.L. Bean, Inc. and Fingerhut Corporation.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of our reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's home page at *http://www.sec.gov*.

Our corporate Internet Web site is *http://www.selectcomfort.com*. Through a link to a third-party content provider, our corporate Web site provides free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. These documents are posted on our Web site at *www.selectcomfort.com* — select the "*About Us*" link and then the "*Investor Relations*" link. The information contained on our Web site or connected to our Web site is not incorporated by reference into this Form 10-K and should not be considered part of this report.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Management Development and Compensation Committee, and Corporate Governance and Nominating Committee as well as our Code of Business Conduct (including any amendment to, or waiver from, a provision of our Code of Business Conduct) adopted by our Board. These documents are posted on our Web site — select the "*Investor Relations*" link and then the "*Corporate Governance*" link.

Copies of any of the above referenced information will also be made available, free of charge, upon written request to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Minneapolis, MN 55442

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific risks set forth below and other matters described in this Annual Report on Form 10-K before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including risks and uncertainties not presently known to us or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

Current and future economic conditions could materially adversely affect our sales, profitability, cash flows and financial condition.

The success of our business model depends to a significant extent upon discretionary consumer spending, which is influenced by a number of general economic factors, including without limitation consumer confidence, the housing market, employment levels, interest rates, inflation and taxation and the level of customer traffic in malls and shopping centers. Adverse trends in any of these economic indicators may adversely affect our sales, profitability, cash flows and financial condition.

A reduction in the availability of credit to consumers generally or under our existing consumer credit programs could harm our sales, profitability, cash flows and financial condition.

A high percentage of our sales are made under consumer credit programs through third parties. The recent economic downturn has resulted in a reduction of credit available to consumers as macroeconomic factors impact the financial position of consumers and as suppliers of credit adjust their lending criteria. In addition, changes in federal regulations that go into effect in 2010 place additional restrictions on all consumer credit programs, including limiting the types of promotional credit offerings that may be offered to consumers.

GE Money Bank provides credit to our customers through a private label credit card program that expires on February 15, 2012, subject to earlier termination upon certain events and subject to automatic extensions. GE Money Bank has discretion to set minimum credit standards under which credit is extended to customers. In recent periods we have not been in compliance with certain financial covenants under our agreement with GE Money Bank, which has resulted in a requirement that we provide a letter of credit to collateralize potential exposure that GE Money Bank may have if we were unable to meet our obligations to our customers.

Reduction of credit availability due to changing economic conditions, changes in credit standards under our private label credit card program or changes in regulatory requirements, or the termination of our agreement with GE Money Bank, could harm our sales, profitability, cash flows and financial condition.

Our future growth and profitability depends upon the effectiveness and efficiency of our marketing programs.

We are highly dependent on the effectiveness of our marketing messages and the efficiency of our advertising expenditures in generating consumer awareness and sales of our products. In recent periods, including in particular 2007 and 2008, our marketing messages were not as effective as in prior periods. We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it, and no assurance can be given that we will be successful in developing effective messages and in achieving efficiency in our advertising expenditures.

We also believe that consumers are increasingly using the Internet as a part of their shopping experience. As a result, our future growth and profitability will depend in part on (i) the effectiveness and efficiency of our on-line advertising and search optimization programs in generating consumer awareness and sales of our products, (ii) our ability to prevent confusion among consumers that can result from search engines that allow competitors to use or bid on our trademarks to direct consumers to competitors' websites, and (iii) our ability to prevent internet publication of false or misleading information regarding our products or our competitors' products.

If our marketing messages are ineffective or our advertising expenditures and other marketing programs, including internet-based programs, are inefficient in creating awareness of our products and brand name, driving consumer traffic to our points of distribution and motivating consumers to purchase our products, our sales, profitability, cash flows and financial condition may be adversely impacted.

Our future growth and profitability depends on our ability to execute our retail store distribution strategy.

Our company-controlled retail store distribution channel is our largest distribution channel and represents our largest opportunity for growth in sales and improvement in profitability. Our stores carry significant fixed costs. We are highly dependent on our ability to maintain and increase sales per store to improve our operating margins.

Our stores are largely mall based. We depend on the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail stores. Any decrease in mall traffic could adversely affect our sales, profitability, cash flows and financial condition.

In 2009 we evolved our retail strategy, closing 72 stores to increase trade area per store and discontinued selling through traditional mattress retailers to drive more customers to our company-controlled channels. This strategy is designed to improve our customer experience by utilizing our company-controlled sales process and to improve profitability by driving a greater number of sales through a smaller base of stores. If we are unable to capture sales from these larger trade areas or to improve the overall customer experience, our sales and profitability may be negatively impacted We may also be required to incur significant costs to close stores as we realign our store base.

Our longer term retail store distribution strategy is also dependent on our ability to renew existing store leases and to secure suitable locations for new store openings, in each case on a cost-effective basis. We may encounter higher than anticipated rents and other costs in connection with managing our retail store base, or may be unable to find or obtain suitable new locations.

Our future growth and profitability depends on continuous improvement in our products and services.

Our unique product advantages and the customer experience provided by our vertically integrated business model have been key drivers of our growth in the past. One of our current growth strategies is to develop product innovation and sleep expertise by enhancing existing products and by developing and marketing new products that deliver personalized comfort and better sleep. In addition, providing superior customer service levels through home delivery of our products and post sales service are designed to develop a superior brand image. Any failure to continue to develop and market enhanced or new products and improved service in a cost-effective manner could harm our ability to grow sales and improve our profitability.

A failure to achieve and maintain a high level of product quality could negatively impact our sales, profitability, cash flows and financial condition.

Our products represent a significant departure from traditional innerspring mattresses, which have no moving parts and do not rely on electronics and air control systems. As a result, our beds may be susceptible to failures that do not exist with traditional mattresses. A failure to achieve and maintain acceptable quality standards could impact consumer acceptance of our products or could result in negative media and internet reports or owner dissatisfaction that could negatively impact our brand image and sales levels.

In addition, a decline in product quality could result in an increase in return rates and a corresponding decrease in sales, or an increase in product warranty claims in excess of our warranty reserves. An unexpected increase in return rates or warranty claims could harm our sales, profitability, cash flows and financial condition.

As a consumer products company, we face an inherent risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign such products. In 2004 and in 2008, we experienced increased returns and adverse impacts on sales, as well as product liability litigation, as a result of media reports related to the alleged propensity of our products to develop mold. We may experience additional adverse impacts on sales and additional litigation in the event any similar media reports were to occur in the future. We maintain insurance against some forms of product liability claims, but such coverage may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our sales, profitability, cash flows and financial condition.

Significant competition in our industry could adversely affect our business.

Because of the vertical integration of our business model we face significant competition with both a number of different types of mattress alternatives and a variety of retailers.

The mattress industry is characterized by a high degree of concentration among the three largest manufacturers of innerspring mattresses and the largest manufacturer of viscoelastic foam mattresses. We believe that many of our competitors have greater financial, marketing and manufacturing resources and better brand name recognition than we do and sell products through broader and more established distribution channels. A number of mattress manufacturers, including several of these larger competitors, have offered air beds that compete with our products.

Our stores and other company-controlled distribution channels compete with other retailers who often provide a wider selection of mattress alternatives than we offer. Many of these retailers also have more points of distribution and greater brand name recognition than we do.

These manufacturing and retailing competitors, or new entrants into the market, may compete aggressively and gain market share with existing and new mattress products, and may pursue or expand their presence in the air bed segment of the market. We have limited ability to anticipate the timing and scale of new product introductions, advertising campaigns or new pricing strategies by our competitors, which could inhibit our ability to retain or increase market share, or to maintain our product margins.

If we are unable to effectively compete with other bedding manufacturers and other retailers, our sales, profitability, cash flows and financial condition may be adversely impacted.

We may be unable to prevent other companies from using our technology or intellectual property in connection with the sale of competitive products.

We own various U.S. and foreign patents and patent applications related to certain elements of the design and function of our beds and related products. We also own several registered and unregistered trademarks and trademark applications, including in particular our Select Comfort and Sleep Number trademarks, which we believe have significant value and are important to the marketing of our products to customers. Our intellectual property rights may not provide substantial protection against infringement or piracy and may not prevent our competitors from developing and marketing products that are similar to or competitive with our beds or other products. In addition, the laws of some foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology or trademarks in connection with competitive products, which could adversely affect our sales, profitability, cash flows and financial condition.

We are not aware of any material intellectual property infringement or invalidity claims that may be asserted against us, however, it is possible that third parties, including competitors, may successfully assert such claims. The cost of defending such claims, or any resulting liability, or any failure to obtain necessary licenses on reasonable terms, may adversely impact our sales, profitability, cash flows and financial condition.

We utilize "just-in-time" manufacturing processes with minimal levels of inventory, which could leave us vulnerable to shortages in supply that may harm our ability to satisfy consumer demand and may adversely impact our sales and profitability.

We generally assemble our products after we receive orders from customers utilizing "just-in-time" manufacturing processes with minimal levels of raw materials, work in process and finished goods inventories. Lead times for ordered components may vary significantly. In addition, some components used to manufacture our products are provided on a sole source basis. Any unexpected shortage of materials caused by any disruption of supply or an unexpected increase in the demand for our products, could lead to delays in shipping our beds to customers. Any such delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition.

We rely upon several key suppliers that are, in some instances, the only source of supply currently used by us for particular materials, components or services. A disruption in the supply or substantial increase in cost of any of these products or services could harm our sales, profitability, cash flows and financial condition.

We currently obtain all of the materials and components used to produce our beds from outside sources. In several cases, including our proprietary air chambers, our proprietary blow-molded foundations, our adjustable foundations, various components for our Firmness Control Systems, as well as fabrics and zippers, we have chosen to obtain these materials and components from suppliers who serve as the only source of supply used by us at this time. While we believe that these materials and components, or suitable replacements, could be obtained from other sources, in the event of a disruption or loss of supply of relevant materials or components for any reason, we may not be able to find alternative sources of supply, or if found, may not be found on comparable terms. If our relationship with either the supplier of our air chambers or the supplier of our blow-molded foundations is terminated, we could have difficulty in replacing these sources since there are relatively few other suppliers presently capable of manufacturing these components.

Similarly, we rely on UPS and other carriers to deliver some of our products to customers on a timely and cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability, cash flows and financial condition.

Fluctuations in commodity prices could result in an increase in component costs and/or delivery costs.

Our business is subject to significant increases or volatility in the prices of certain commodities, including but not limited to fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam. Increases in prices of these commodities or other inflationary pressures may result in significant cost increases for our raw materials and product components, as well as increases in the cost of delivering our products to our customers. To the extent we are unable to offset any such increased costs through value engineering and similar initiatives, or through price increases, our profitability, cash flows and financial condition may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

Our business is subject to risks inherent in global sourcing activities.

Our air chambers and some of our other components are manufactured outside the United States, and therefore are subject to risks associated with foreign sourcing of materials, including but not limited to:

- Political instability resulting in disruption of trade;
- Existing or potential duties, tariffs or quotas on certain types of goods that may be imported into the United States;
- Disruptions in transportation due to acts of terrorism, shipping delays, foreign or domestic dock strikes, customs inspections or other factors;
- Foreign currency fluctuations; and
- Economic uncertainties, including inflation.

These factors could increase our costs of doing business with foreign suppliers, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, customer satisfaction, profitability, cash flows and financial condition.

Disruption of operations in either of our two manufacturing facilities could increase our costs of doing business or lead to delays in shipping our beds.

We have two manufacturing plants, which are located in Irmo, South Carolina and in Salt Lake City, Utah. We generally manufacture beds to fulfill orders rather than stocking finished goods inventory in our plants or stores. Therefore, the disruption of operations of either of our manufacturing facilities for a significant period of time may increase our costs of doing business and lead to delays in shipping our beds to customers. Such delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition.

Our manufacturing and retail operations are subject to a wide variety of government regulations which could increase costs or cause disruptions to our operations.

We are subject to a wide variety of government regulations relating to the bedding industry or to various aspects of our business and operations, including without limitation; regulations relating to the proper labeling of bedding merchandise; flammability standards applicable to mattresses; environmental and product safety regulations; consumer protection and data privacy regulations; various "do not call" or "do not mail" list requirements; labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits; and import and export regulations.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations or we may be found to be in violation of the foregoing laws or regulations, which could harm our sales, profitability, cash flows and financial condition.

Regulatory requirements related to flammability standards for mattresses may increase our product costs and increase the risk of disruption to our business.

The federal Consumer Product Safety Commission adopted new flammability standards and related regulations which became effective nationwide in July 2007 for mattresses and mattress and foundation sets. Compliance with these requirements has resulted in higher materials and manufacturing costs for our products, and has required modifications to our information systems and business operations, further increasing our costs and negatively impacting our capacity.

These regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. These regulations also require maintenance and retention of compliance documentation. These quality assurance and documentation requirements are costly to implement and maintain. If any product testing, other evidence, or regulatory inspections yield results indicating that any of our products may not meet the flammability standard, we may be required to temporarily cease production and distribution and/or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability, cash flows and financial condition.

We may be unable to sustain sufficient financial resources to finance our operations and growth.

Historically, we have relied on cash from operations to fund our operations and growth. Beginning in the second half of 2008, as a result of the significant downturn in the economy, we experienced significant constraints in our operating cash flow and liquidity and were substantially dependent upon our ability to access credit under our credit agreement. During 2009, we executed a variety of initiatives that enabled us to return to positive earnings and cash flow, repay our outstanding debt and establish a positive cash position. In addition, we renegotiated the terms of our credit facility and extended its term to June 30, 2011.

Despite this turnaround, our financial resources are limited. The macroeconomic environment remains uncertain and the credit markets remain constrained. Should economic conditions deteriorate significantly or if we were otherwise unable to maintain our profitability and cash flow, we may not be able to fund our operations and growth. In addition, such deterioration may impact our ability to remain in compliance with our credit agreement, limiting or eliminating our ability to utilize this source of funds.

Our management information systems may not be adequate to meet the evolving needs of our business as well as existing and emerging regulatory requirements.

We depend on our management information systems for many aspects of our business. Our current information systems architecture includes some off-the-shelf programs as well as some key software that has been developed by our own programmers, using old programming languages that are no longer vendor-supported. Our business may be adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems to meet the evolving needs of our business and existing and emerging regulatory requirements. Any failure of our systems and processes to adequately protect employee and customer information from theft or loss could adversely impact our business, reputation, sales, profitability, cash flows and financial condition.

The loss of the services of any members of our executive management team could adversely impact our ability to execute our business strategy.

We are currently dependent upon the continued services, ability and experience of our executive management team. The loss of the services of any member of our executive management team could have an adverse effect on our ability to execute our business strategy and growth initiatives and on our sales, profitability, cash flows and financial condition. Our future growth and success will also depend upon our ability to attract, retain and motivate other qualified personnel.

Our charter and corporate documents and Minnesota law make a takeover of our company more difficult and expensive, which may prevent certain changes in control and limit the market price of our common stock.

Our charter, bylaws, certain corporate documents and sections 671 and 673 of the Minnesota Business Corporation Act contain provisions that might enable our management to resist a takeover of our company or which may increase the cost of an acquisition of our company. Provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our amended and restated articles of incorporation authorize five million undesignated shares. Without shareholder approval, our board of directors has the authority to create a class or series of shares from the undesignated shares and to set the terms of the class or series, including voting and dividend rights. With these rights, it could be more difficult for a third party to acquire us. In addition, our amended and restated articles of incorporation provide for a staggered board of directors, with directors serving for three-year terms and approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in any acquisition of us that is not favored by our board of directors. In addition, we have a severance plan that may provide certain employees and executive officers with severance compensation if they are terminated in connection with a change in control of our company and stock award plans that provide for the acceleration of vesting of incentive stock awards upon a change in control of our company. The existence of these provisions could discourage or prevent a change in control of our company, could make a change in control of our company more difficult and expensive and could limit the price that investors might be willing to pay in the future for shares of our common stock.

Risks of certain global events, such as terrorist attacks or a pandemic outbreak, could adversely impact our sales, profitability, financial condition or stock price.

Additional terrorist attacks in the United States or against U.S. targets, or acts of war or threats of war or the escalation of current hostilities involving the United States or its allies, or military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may adversely impact our operations, causing delays or losses in the delivery of merchandise to us and decreased sales. These events could also cause an increase in oil or other commodity prices, which could adversely affect our materials or transportation costs, including the costs of delivery of our products to customers.

A significant pandemic outbreak, or a perceived threat of such an outbreak, could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products, which could result in a loss of sales and adversely impact our profitability, cash flows and financial condition.

Any of these events could adversely impact consumer confidence and spending or result in increased volatility in the U.S. and worldwide financial markets. These events also could cause, or deepen and prolong, an economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our sales, profitability, financial condition or stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Distribution Locations

We currently lease all of our existing retail store locations and expect that our policy of leasing, rather than owning stores, will continue. Our store leases generally provide for an initial lease term of five to seven years with a mutual termination option if we do not achieve certain minimum annual sales thresholds. Generally, the store leases require us to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

The following table summarizes the geographic location of our 403 company-owned stores and 146 retail partner doors as of January 2, 2010:

	Company-Owned Stores	Retail Partner Doors
Alabama	5	—
Alaska	—	3
Arizona	11	—
Arkansas	3	—
California	40	—
Colorado	13	—
Connecticut	5	—
Delaware	2	—
Florida	26	—
Georgia	13	—
Hawaii	—	7
Idaho	1	—
Illinois	20	—
Indiana	12	—
Iowa	5	—
Kansas	4	—
Kentucky	4	—
Louisiana	5	—
Maine	2	—
Maryland	12	—
Massachusetts	6	—
Michigan	11	—
Minnesota	13	—
Mississippi	2	—

	Company Owned Stores	Retail Partner Doors
Missouri	12	—
Montana	2	—
Nebraska	3	—
Nevada	4	—
New Hampshire	5	—
New Jersey	12	—
New Mexico	2	—
New York	11	—
North Carolina	13	—
North Dakota	2	—
Ohio	18	—
Oklahoma	3	—
Oregon	4	—
Pennsylvania	19	—
South Carolina	4	—
South Dakota	2	—
Tennessee	7	—
Texas	30	—
Utah	3	—
Vermont	1	—
Virginia	11	—
Washington	11	—
Wisconsin	9	—
Canada	—	136
Total	403	146

Manufacturing and Headquarters

We lease our 159,000-square-foot corporate headquarters in the Minneapolis, Minnesota area. The lease commenced in November 2007 and runs through 2017 with two five-year renewal options.

We also lease approximately 122,000 square feet in the Minneapolis, Minnesota area that includes our research and development department, and a distribution center that accepts returns, fulfills accessory orders and processes warranty claims. This lease expires in 2017 and contains one five-year renewal option.

We lease two manufacturing and distribution centers in Irmo, South Carolina and Salt Lake City, Utah of approximately 105,000 square feet and approximately 101,000 square feet, respectively. We lease the Irmo facility through February 2013, and the Salt Lake City facility through April 2010, with a five-year renewal option thereafter.

ITEM 3. LEGAL PROCEEDINGS

On April 25, 2008, a lawsuit was filed against one of our subsidiaries in Superior Court in Santa Clara County, California by one of our customers. The complaint asserted various claims related to products liability, breach of warranty, concealment, intentional misrepresentation and negligent misrepresentation and sought class certification. The complaint alleged that products sold by us prior to 2006 had a unique propensity to develop mold, alleged that the plaintiff suffered adverse health effects, and sought various forms of legal and equitable relief, including without limitation unspecified damages, punitive and exemplary damages, attorneys' fees and costs, and injunctive relief. We removed the case to the U.S. District Court for the Northern District of California. On September 30, 2008, the Court granted our motion to dismiss and strike the purported class action claims, and allowed plaintiff leave to amend the complaint. On October 30, 2008, plaintiff and additional named plaintiffs filed a first amended complaint alleging facts similar to those asserted in the initial complaint and asserting additional claims, including antitrust and RICO claims. On June 5, 2009, the Court granted our motion to dismiss and strike the purported class action claims of the first amended complaint, and allowed plaintiffs leave to amend the complaint with respect to certain of the alleged claims. On July 6, 2009, plaintiffs filed a second amended complaint alleging facts similar to those asserted in the prior complaints, limiting the purported class to California and Florida residents, and asserting claims related to negligence, product liability, breach of warranty under federal and state statutes and unfair competition under state statutes. On December 4, the Court granted our motion to strike plaintiffs' newly alleged claims and granted our motion to dismiss plaintiffs' remaining claims, and allowed plaintiffs leave to amend only with respect to certain of the alleged claims. On January 4, 2010, plaintiffs filed a third amended complaint alleging facts similar to those asserted in the prior complaints, limiting the purported class to California and Florida residents, and asserting claims related to negligence, product liability, breach of warranty under federal and state statutes and unfair competition under state statutes. We have filed a motion to dismiss that is scheduled to be heard on April 30, 2010. As of January 2, 2010, no accrual had been established with respect to this matter as we believe that the complaint is without merit and we intend to continue to vigorously defend the claims.

On April 30, 2009, a lawsuit was filed against the Company and one of its subsidiaries in United States District Court for the Northern District of Illinois by a former employee alleging that the Company misclassified all non-California store managers as exempt from the overtime requirements of the Fair Labor Standards Act. The plaintiff further alleges that all Illinois store managers were similarly misclassified under the Illinois Minimum Wage Law. After an initial round of discovery, on July 27, 2009, plaintiff filed a motion seeking permission to send notices to all similarly situated store managers informing them that they have the right to join this potential collective action lawsuit. On December 9, 2009, the Court ruled that plaintiff is permitted to send notice only to certain existing and former store managers within the State of Illinois inviting them to join the case. The opt-in period for potential class members to join the case expires on March 15, 2010. We believe that all store managers have been properly classified under both federal and state standards and we intend to vigorously defend the case. As of January 2, 2010, no accrual had been established with respect to this matter as we believe that the complaint is without merit and we intend to continue to vigorously defend the claims.

We are subject from time to time to various other potential claims and other legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these other matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In the fiscal quarter ended January 2, 2010, we recorded a liability in our consolidated financial statements of $1.6 million with respect to contingent liabilities that we determined to be both probable and reasonably estimable. We believe that we have valid defenses to the various claims that have or may be asserted against us as described above and we do not expect the outcome of these matters to have a material effect on our consolidated results of operations, financial position or cash flows beyond the liabilities that have been accrued. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us, or claims as to which we are presently unaware, could adversely impact our results of operations, financial position or cash flows. We expense legal costs as incurred.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The information required by Item 4 may be found in the Current Report on Form 8-K filed on December 15, 2009.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." As of January 30, 2010, there were approximately 735 holders of record of our common stock. The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by NASDAQ for the two most recent fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2009				
High	$ 6.79	$ 5.00	$ 1.25	$ 0.98
Low	4.76	0.79	0.55	0.20
Fiscal 2008				
High	$ 1.96	$ 2.83	$ 3.97	$ 8.32
Low	0.19	1.16	1.47	3.10

Select Comfort has not historically paid cash dividends on its common stock and is restricted from paying dividends under its credit agreement.

Information concerning stock repurchases completed during the fourth quarter of fiscal 2009 is set forth below:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 4, 2009 through October 31, 2009	—	—	—	
November 1, 2009 through November 28, 2009	—	—	—	
November 29, 2009 through January 2, 2010	—	—	—	$206,762,000
Total	—	—	—	

(1) On April 20, 2007, our Board of Directors authorized the company to repurchase up to an additional $250.0 million of its common stock, bringing the total availability under our share repurchase program to $290.0 million. The Finance Committee of the Board of Directors reviews repurchases under this program on a quarterly basis. There is no expiration date governing the period over which we can repurchase shares. As of January 30, 2010, the total outstanding authorization was $206.8 million. We may terminate or limit the stock repurchase program at any time. We currently have no plans to repurchase shares under this authorization.

Comparative Stock Performance

The graph below compares the total cumulative shareholder return on our common stock over the last five years to the total cumulative return on the Standard and Poor's ("S&P") 400 Specialty Stores Index and The NASDAQ Stock Market (U.S.) Index assuming a $100 investment made on January 1, 2005. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance. The information contained in this "Comparative Stock Performance" section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SELECT COMFORT CORPORATION, S&P 400 SPECIALTY STORES INDEX, AND THE NASDAQ STOCK MARKET (U.S.) INDEX



$200
$150
$100
$50
$0
DOLLARS
1/1/2005
12/31/2005
12/30/2006
12/29/2007
1/3/2009
1/2/2010
S&P 400 SPECIALTY STORES
NASDAQ STOCK MARKET (U.S.) INDEX
SCSS

	1/1/2005	12/31/2005	12/30/2006	12/29/2007	1/3/2009	1/2/2010
Select Comfort Corporation	$ 100	$ 152	$ 145	$ 60	$ 2	$ 55
S&P 400 Specialty Stores Index	100	105	119	98	59	86
The NASDAQ Stock Market (U.S.) Index	100	102	113	125	75	109

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of January 2, 2010:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	4,811,000	$9.57	852,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	4,811,000	$9.57	852,000

(1) Includes the Select Comfort Corporation 1990 Omnibus Stock Option Plan, the Select Comfort Corporation 1997 Stock Incentive Plan and the Select Comfort Corporation 2004 Stock Incentive Plan.

ITEM 6. SELECTED FINANCIAL DATA

(in thousands, except per share and selected operating data, unless otherwise indicated)

The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

	Year					
	2009	2008[(2)]	2007	2006[(1)]	2005	2004
Consolidated Statements of Operations Data:						
Net sales	$ 544,202	$ 608,524	$ 799,242	$ 806,038	$ 689,548	$ 557,639
Gross profit	335,460	358,572	486,415	490,508	406,476	339,838
Operating expenses:						
Sales and marketing	259,244	332,068	372,467	341,630	286,206	250,628
General and administrative	49,560	57,994	64,351	65,401	49,300	37,826
Research and development	1,973	3,374	5,682	4,687	2,219	1,853
Terminated equity financing costs	3,324	—	—	—	—	—
Asset impairment charges	686	34,594	409	5,980	162	—
Operating income (loss)	20,673	(69,458)	43,506	72,810	68,589	49,531
Net income (loss)	$ 35,552	$ (70,177)	$ 27,620	$ 47,183	$ 43,767	$ 31,555
Net income (loss) per share:						
Basic	$ 0.78	$ (1.59)	$ 0.59	$ 0.89	$ 0.82	$ 0.58
Diluted	0.77	(1.59)	0.57	0.85	0.76	0.53
Shares used in calculation of net income per share:						
Basic	45,682	44,186	46,536	52,837	53,357	54,015
Diluted	46,198	44,186	48,292	55,587	57,674	59,525
Consolidated Balance Sheet Data:						
Cash, cash equivalents and marketable debt securities	$ 17,717	$ 13,057	$ 7,279	$ 90,175	$ 123,091	$ 101,963
Working capital	(25,435)	(90,534)	(70,000)	5,637	10,158	23,479
Total assets	118,240	135,413	190,489	228,961	239,838	202,033
Borrowings under revolving credit facility	—	79,150	37,890	—	—	—
Capital lease obligations (non-current)	262	621	—	—	—	—
Total shareholders' equity (deficit)	22,458	(41,630)	24,126	115,694	121,347	114,344
Selected Operating Data:						
Stores open at period-end[(3)]	403	471	478	442	396	370
Stores opened during period	4	19	45	51	40	31
Stores closed during period	72	26	9	5	14	5
Retail partner doors[(4)]	146	801	891	822	353	89
Average net sales per store (000's)[(5)]	$ 1,046	$ 984	$ 1,318	$ 1,493	$ 1,417	$ 1,247
Percentage of stores with more than $1.0 million in net sales[(5)]	48%	45%	73%	81%	77%	64%
Comparable-store sales (decrease) increase[(6)]	0%	(25%)	(11%)	7%	15%	16%
Average square footage per store open during period[(5)]	1,474	1,410	1,315	1,200	1,121	1,032
Net sales per square foot[(5)]	$ 710	$ 703	$ 1,024	$ 1,244	$ 1,264	$ 1,208
Average store age (in months at period end)	88	91	84	81	79	75

(1) In the first quarter of fiscal 2006, we adopted the fair value recognition method for our stock-based compensation awards. We elected the modified prospective transition method and, accordingly, financial results for fiscal years prior to 2006 have not been restated. Stock-based compensation expense for fiscal 2009, 2008, 2007 and 2006 was $3,236, $3,702, $6,252 and $8,325, respectively. Prior to the adoption of the fair value recognition method, we followed the intrinsic value method to account for our employee stock options and employee stock purchase plan. Accordingly, no compensation expense was recognized for share purchase rights granted in connection with the issuance of stock options under our employee stock option plan or employee stock purchase plan; however, compensation expense was recognized in connection with the issuance of restricted and performance shares granted. See Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding stock-based compensation. Stock-based compensation expense (pre-tax) recognized in our financial results for years prior to fiscal 2006 was $793 and $405 in 2005 and 2004, respectively.

(2) Fiscal year 2008 had 53 weeks. All other fiscal years presented had 52 weeks.

(3) Includes stores operated in leased departments within other retail stores (none in 2009, 2008, 2007, 2006 and 2005; and 13 in 2004).

(4) In August 2009, we announced our decision to discontinue distribution through non-company owned mattress retailers in the contiguous United States. This change is part of the Company's effort to reignite the Sleep Number brand and continue to advance its distribution strategy.

(5) For stores open during the entire period indicated.

(6) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. The number of comparable-stores used to calculate such data was 399, 452, 432, 391, 354 and 339 for 2009, 2008, 2007, 2006, 2005 and 2004, respectively. Our 2009, 2008 and 2004 comparable-store sales changes reflect adjustments for an additional week of sales. Without adjusting for the additional week, the 2009 and 2008 comparable-stores sales changes were not significantly impacted. Without adjusting for the additional week, the 2004 comparable-store sales change would have been 14%.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others:

- *Current general and industry economic trends and consumer confidence;*
- *Availability of attractive and cost-effective consumer credit options;*
- *The effectiveness of our marketing messages;*
- *The efficiency of our advertising and promotional efforts;*
- *Our ability to execute our retail distribution strategy, including our ability to cost-effectively close under-performing store locations and to find suitable new store locations;*
- *Our ability to continue to improve our product line and service levels, and consumer acceptance of our products, product quality, innovation and brand image;*
- *Our ability to achieve and maintain acceptable levels of product quality and acceptable product return and warranty claims rates;*
- *Pending and potentially unforeseen litigation;*
- *Industry competition and the adequacy of our intellectual property rights to protect our products and brand from competitive or infringing activities;*
- *Our "just-in-time" manufacturing processes with minimal levels of inventory, which may leave us vulnerable to shortages in supply;*
- *Our dependence on significant suppliers and our ability to maintain relationships with key suppliers, including several sole source suppliers;*
- *Rising commodity costs and other inflationary pressures;*
- *Risks inherent in global sourcing activities;*
- *Risks of disruption in the operations of either of our two manufacturing facilities;*
- *Increasing government regulations, including new flammability standards for the bedding industry;*
- *The adequacy of our financial resources and our ability to finance our operations and growth through cash flow from operations or other sources;*
- *The adequacy of our management information systems to meet the evolving needs of our business and existing and evolving regulatory standards applicable to data privacy and security;*
- *Our ability to attract and retain senior leadership and other key employees, including qualified sales professionals; and*
- *Global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.*

Additional information concerning these and other risks and uncertainties is contained under the caption "Risk Factors" in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide a reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in six sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Off-Balance-Sheet Arrangements and Contractual Obligations
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements

Overview

Business Overview

Select Comfort is the leading developer, manufacturer and marketer of premium-quality, adjustable-firmness beds. The air-chamber technology of our proprietary Sleep Number® bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep for consumers.

We generate revenue by selling our products through four complementary distribution channels. Three of these channels: Retail, Direct Marketing and E-Commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to and through the QVC shopping channel, wholesale customers in Alaska, Hawaii, Canada and Australia, and to selected hospitality groups and institutional facilities.

Vision and Strategy

Our vision is to become the new standard in sleep by providing individualized sleep experiences and elevating people's expectations above the "one size fits all" solution offered by other mattress brands.

We are executing against a defined strategy which focuses on the following key components:

- Accelerate profitable growth and improve consistency of performance;
- Deliver a new standard for individualized customer experience in our industry; and
- Further strengthen our financial position – increase our cash balance and remain debt free.

Results of Operations

Fiscal 2009 Summary and Outlook

Financial highlights for the fiscal year ended January 2, 2010 were as follows:

- Net income totaled $35.6 million, or $0.77 per diluted share, compared with a net loss of $70.2 million, or $(1.59) per diluted share in 2008. The 2009 net income included $3.3 million of terminated equity financing costs, asset impairment charges totaling $0.7 million and the reversal of a $26.8 million valuation allowance for deferred taxes. The 2008 net loss included asset impairment charges totaling $34.6 million and establishment of a $26.8 million valuation allowance for deferred taxes.

- Net sales decreased 11% to $544.2 million, compared with $608.5 million for the prior year, primarily due to a 14% reduction in our store base as we closed 72 stores during 2009. Comparable-store sales trends improved sequentially each quarter during 2009, but were flat for the year.

- Operating income improved to $20.7 million for 2009, compared with an operating loss of $69.5 million for the prior year, due to the significant actions taken to return the Company to profitability and the year-over-year decrease in asset impairment charges.

- Cash provided by operating activities in 2009 totaled $66.6 million, compared with $3.0 million for the prior year. Operating cash flows for 2009 included $26.1 million of income tax refunds associated with our 2008 pre-tax loss.

- At January 2, 2010, we had no borrowings under our revolving credit facility compared with $79.2 million in borrowings at January 3, 2009.

- We project that our operating income rate will improve in 2010 as compared to 2009 driven by our cost structure improvements and productivity gains. We retain a cautious outlook regarding 2010 economic trends. We expect to generate positive comparable store sales growth throughout 2010. The comparison of 2010 and 2009 net sales, however, will be impacted by store closures and 2009 retail partner terminations, which together generated $35.0 million in net sales during 2009. We expect to be operating between 380 and 390 stores by the end of 2010.

The following table sets forth, for the periods indicated, our results of operations expressed as dollars and percentages of net sales. Figures are in millions except percentages and earnings per share amounts. Amounts may not add due to rounding differences.

	2009		2008		2007	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Net sales	$ 544.2	100.0%	$ 608.5	100.0%	$ 799.2	100.0%
Cost of sales	208.7	38.4	250.0	41.1	312.8	39.1
Gross profit	335.5	61.6	358.6	58.9	486.4	60.9
Operating expenses:						
Sales and marketing	259.2	47.6	332.1	54.6	372.5	46.6
General and administrative	49.6	9.1	58.0	9.5	64.4	8.1
Research and development	2.0	0.4	3.4	0.6	5.7	0.7
Terminated equity financing costs	3.3	0.6	—	—	—	—
Asset impairment charges	0.7	0.1	34.6	5.7	0.4	0.1
Total operating expenses	314.8	57.8	428.0	70.3	442.9	55.4
Operating income (loss)	20.7	3.8	(69.5)	(11.4)	43.5	5.4
Other expense, net	(6.0)	(1.1)	(3.3)	(0.5)	—	—
Income (loss) before income taxes	14.7	2.7	(72.7)	(12.0)	43.5	5.4
Income tax (benefit) expense	(20.9)	(3.8)	(2.6)	(0.4)	15.8	2.0
Net income (loss)	$ 35.6	6.5%	$ (70.2)	(11.5%)	$ 27.6	3.5%

	2009	2008	2007
Net income (loss) per share:			
Basic	$ 0.78	$ (1.59)	$ 0.59
Diluted	0.77	(1.59)	0.57
Weighted-average number of common shares:			
Basic	45.7	44.2	46.5
Diluted	46.2	44.2	48.3

The percentage of our total net sales, by dollar volume, from each of our channels during the last three years was as follows:

	2009	2008	2007
Retail	81.2%	78.2%	75.4%
Direct	6.2%	7.7%	8.0%
E-Commerce	5.3%	6.1%	6.8%
Wholesale	7.3%	8.0%	9.8%
Total	100.0%	100.0%	100.0%

The components of total net sales change, including comparable-store net sales changes, were as follows:

	2009 Channel increase/ (decrease)	2008 Channel increase/ (decrease)	2007 Channel increase/ (decrease)
Comparable stores[(1)]	0%	(25%)	(11%)
Net new stores	(7%)	4%	9%
Retail total	(7%)	(21%)	(2%)
Direct	(29%)	(26%)	(16%)
E-Commerce	(22%)	(32%)	20%
Total company-controlled channels	(10%)	(22%)	(2%)
Wholesale	(19%)	(38%)	11%
Total net sales change	(11%)	(24%)	(1%)

(1) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. Fiscal 2008 included 53 weeks, as compared to 52 weeks in fiscal 2009 and 2007. Comparable-store sales have been adjusted and reported as if all years had the same number of weeks.

The number of company-owned retail stores during the last three years, and independently owned and operated retail partner stores, was as follows:

	2009	2008	2007
Company-owned retail stores:			
Beginning of year	471	478	442
Opened	4	19	45
Closed	(72)	(26)	(9)
End of year	403	471	478
Retail partner stores[(1)]	146	801	891

(1) In August 2009, we announced our decision to discontinue distribution through non-company owned mattress retailers in the contiguous United States. This change is part of the Company's effort to reignite the Sleep Number brand and continue to advance its distribution strategy. The decision was mutually agreed upon with the Company's retail partners and did not have a significant impact on net sales or profit in 2009.

Comparison of 2009 and 2008

Net Sales

Net sales in 2009 decreased 11% to $544.2 million, compared with $608.5 million in 2008. The net sales decrease was due to a 14% year-over-year decline in the number of retail stores we operated, and a decrease in direct, wholesale and E-Commerce channel net sales. Total sales of mattress units decreased 11% compared to the same period one year ago and sales of other products and services decreased by 7%. The average selling price per bed (mattress sales only divided by mattress units) in our company-controlled channels decreased 1% to $1,743.

The $64.3 million net sales decrease compared with the same period one year ago was comprised of the following: (i) a $30.1 million decrease resulting from the net decline in the number of stores we operated, partially offset by a $2.1 million net increase in net sales from our company-owned comparable retail stores; (ii) a $13.0 million decrease in direct sales; (iii) a $8.9 million decrease in wholesale sales; and (iv) a $7.8 million decrease in E-Commerce sales. In addition, 2008 included an additional 53rd week of sales totaling approximately $6.6 million.

Gross Profit

The gross profit rate increased to 61.6% in 2009 compared with 58.9% in 2008. A majority of the gross profit rate increase was due to improved manufacturing efficiencies, lower fuel prices, and actions taken to reduce supply chain and logistics costs which in total added approximately 3.5 ppt. to our gross profit rate for 2009, compared to last year. During the fourth quarter of 2008 and in fiscal 2009, we resized our manufacturing and logistics operations to better align with current customer demand. In addition, a sales mix shift to higher-margin company-owned channels, higher-margin products and lower warranty expenses improved the gross profit rate by 0.6 ppt., 0.5 ppt. and 0.5 ppt., respectively, compared with the same period one year ago. These improvements were partially offset by an increase in promotional costs to generate customer traffic and drive sales.

Sales and Marketing Expenses

Sales and marketing expenses in 2009 decreased to $259.2 million, or 47.6% of net sales, compared with $332.1 million, or 54.6% of net sales in 2008. The $72.8 million decrease was primarily due to a $30.6 million (or 33%) reduction in media spending and a $20.5 million decrease in other marketing expenses, including financing, promotion and media production expenses compared with the same period one-year ago. The reduction in media and other marketing expenses was mainly due to efforts to enhance the effectiveness and efficiency of our marketing expenditures. The remainder of the expense decrease was due to reduced fixed and variable selling expenses resulting from a 14% year-over-year reduction in our store base, reduced depreciation expense (including the impact of prior-year store asset impairments) and other cost reduction initiatives. The sales and marketing expense rate declined 7.0 ppt. compared to the same period one year ago, with the benefits from the cost reduction initiatives more than offsetting the deleveraging impact of the 11% net sales decline.

General and Administrative Expenses

General and administrative ("G&A") expenses decreased $8.4 million to $49.6 million or 9.1% of net sales in 2009, compared with $58.0 million or 9.5% of net sales in 2008. The $8.4 million decrease in G&A expenses was primarily due to reduced compensation and benefit costs resulting from workforce reductions, decreased depreciation expense and discretionary spending cuts, partially offset by increased performance-based compensation.

Research and Development

Research and development ("R&D") expenses decreased to $2.0 million in 2009 compared with $3.4 million in 2008, and decreased as a percentage of net sales to 0.4% from 0.6%.

Terminated Equity Financing Costs

In May 2009 we entered into a securities purchase agreement with Sterling Partners, a private equity firm. During a special meeting of shareholders held August 27, 2009, our shareholders did not approve the May 2009 securities purchase agreement. During the third quarter of 2009, we expensed $3.3 million of direct, incremental costs incurred in connection with the terminated equity financing.

Asset Impairment Charges

Asset impairment charges decreased to $0.7 million in 2009, compared with $34.6 million in 2008. During 2009, we recognized impairment charges of $0.7 million related to assets at stores expected to close prior to their normal lease termination dates, and certain equipment and software.

During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications and recognized asset impairment charges totaling $27.6 million. Also during 2008, we determined that certain assets at underperforming stores were impaired and recognized impairment charges of $7.0 million.

Other Expense, Net

Other expense, net increased to $6.0 million compared with $3.3 million in 2008. The $2.7 million increase in other expense, net was primarily driven by (i) the current year reduction in capitalized interest expense; (ii) the increased write-off of unamortized debt costs in the current year due to reductions in our revolving credit facility's borrowing capacity; (iii) an increase in our credit facility fees and expenses; and (iv) increased interest rates compared to the same period one year ago, partially offset by (v) a lower average debt balance for the current year.

Income Tax (Benefit) Expense

Income tax benefit in 2009 was $20.9 million compared with a $2.6 million benefit in 2008. The effective tax rate for 2009 was (142.0%) compared with 3.5% for the same period one year ago. Both 2008 and 2009 were impacted by changes in our deferred tax valuation allowance.

In 2008 based on all available evidence, in particular the inability to rely on future projections of income because of the credit issues we were facing, we established a $26.8 million valuation allowance against deferred tax assets. In 2009 based on positive evidence of sufficient quality and quantity, we determined that a valuation allowance was no longer needed and reversed substantially all of the previously established deferred tax valuation allowance. Positive evidence included the significant improvement in our liquidity position, the successful renegotiation of our credit agreement, the additional equity infusion and actions taken to reduce our cost structure, all providing support for our ability to rely on our estimates of future profitability.

Comparison of 2008 and 2007

Net Sales

Net sales in 2008 decreased 24% to $608.5 million, compared with $799.2 million in 2007. The net sales decrease was due to a 25% comparable-store sales decline in our company-owned retail stores and decreases in wholesale, E-Commerce and direct channel sales, partially offset by sales from new company-owned retail stores opened in the past 12 months net of stores closed. Total sales of mattress units decreased 30% compared to 2007, while the average selling price per bed (mattress sales only divided by mattress units) in our company-controlled channels increased 4% to $1,764, while sales of other product and services decreased by 17%.

The $190.7 million net sales decrease compared with 2007 was comprised of the following: (i) a $127.1 million net decrease in sales from our company-owned retail stores, comprised of a $149.2 million decrease from comparable-stores and a $22.1 million increase from new stores, net of stores closed; (ii) a $29.5 million decrease in wholesale sales; (iii) a $17.6 million decrease in E-Commerce sales and (iv) a $16.5 million decrease in direct marketing sales.

Gross Profit

The gross profit rate decreased to 58.9% in 2008 compared with 60.9% in 2007. The majority of the gross profit rate decline was driven by higher commodity and logistics costs including the impact of higher fuel prices, increased production costs for our new line of beds and fire-retardant products launched last year, and the deleveraging impact of the 24% net sales decrease. In addition, a sales mix shift to lower margin products reduced the gross profit rate by approximately 0.4 percentage points ("ppt"), compared to the same period one year ago. These items were partially offset by an increase in the percentage of net sales from our retail distribution channel which increased the gross profit rate by approximately 0.5 ppt. Pricing initiatives implemented in our company-owned sales channels also favorably impacted our gross profit rate as compared to the prior year.

Sales and Marketing Expenses

Sales and marketing expenses in 2008 decreased to $332.1 million, or 54.6% of net sales, compared with $372.5 million, or 46.6% of net sales in 2007. The $40.4 million decrease was primarily due to the following: (i) a $17.9 million or 16% reduction in media spending compared with the prior year and (ii) reduced variable selling expenses due to the net sales decline including lower financing costs, percentage rents and variable store compensation. The 8.0 ppt sales and marketing expense rate increase was principally due to the deleveraging impact of the 24% net sales decline, partially offset by the $40.4 million expense decrease compared with the same period in the previous year.

General and Administrative Expenses

General and administrative ("G&A") expenses decreased $6.4 million to $58.0 million in 2008, compared with $64.4 million in 2007, but increased to 9.5% of net sales, compared with 8.1% in the prior year. The $6.4 million decrease in G&A expenses was primarily due to workforce reductions, reduced stock-based compensation expense, lower depreciation expense and other discretionary spending reductions. The year-over-year decline in stock-based compensation expense was primarily due to an increase in our estimated forfeiture rates resulting from the workforce reductions.

Research and Development

Research and development ("R&D") expenses decreased to $3.4 million in 2008 compared with $5.7 million in 2007, and decreased as a percentage of net sales to 0.6% from 0.7%. Fiscal 2007 included additional R&D expenses related to the development of new fire retardant products and an upgrade of our entire line of bed models.

Asset Impairment Charges

Asset impairment charges increased to $34.6 million in 2008, compared with $0.4 million in 2007. During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications and recognized asset impairment charges totaling $27.6 million. During 2008, on a quarterly basis, we reviewed all of our stores for impairment and determined that certain store assets at underperforming stores were impaired. We recognized impairment charges totaling $7.0 million for the difference between the fair value and the carrying amounts of the related long-lived assets. The increase in store asset impairment charges compared to the prior year was due primarily to the deterioration of consumer spending. We estimate fair values based on the cash-flows expected to be generated by the assets.

During 2007, we determined that certain store assets at underperforming stores were impaired and recognized impairment charges of $0.4 million for the difference between fair value and the carrying amounts of the related long-lived assets.

Other Expense, Net

Other expense, net increased to $3.3 million compared with $40,000 in 2007. The $3.2 million increase in other expense, net was driven by increased interest expense from borrowings under our revolving line of credit due to higher average debt balances and increased interest rates, and lower average cash and investment balances compared to the prior year.

Income Tax (Benefit) Expense

Income tax benefit in 2008 was $2.6 million compared with income tax expense of $15.8 million in 2007. The effective tax rate was (3.5%) and 36.5% in 2008 and 2007, respectively. The change in the effective income tax rate is primarily due to the establishment of a $26.8 million valuation allowance against our deferred tax assets that we recorded in the fourth quarter of fiscal 2008. The remainder of the change in the effective tax rate resulted from the absence of a manufacturing deduction that we realized in 2007 and a higher state income tax rate in 2008, partially offset by a $0.6 million discrete tax benefit adjustment recognized in 2008 related to research and development tax credits for prior years.

Liquidity and Capital Resources

As of January 2, 2010, we had cash and cash equivalents of $17.7 million compared with $13.1 million as of January 3, 2009. The $4.7 million increase in cash and cash equivalents was primarily due to $66.6 million of cash provided by operating activities and $26.5 million of proceeds from the issuance of common stock, partially offset by an $84.8 million net decrease in short-term borrowings.

The following table summarizes our cash flows for the fiscal year ended January 2, 2010, and January 3, 2009 ($ in millions):

	Fiscal Year Ended	
	January 2, 2010	January 3, 2009
Total cash provided by (used in):		
Operating activities	$ 66.6	$ 3.0
Investing activities	(2.4)	(32.2)
Financing activities	(59.5)	35.0
Increase in cash and cash equivalents	$ 4.7	$ 5.8

Cash provided by operating activities for the fiscal year ended January 2, 2010, and January 3, 2009 were $66.6 million and $3.0 million, respectively. The $63.7 million year-over-year increase in cash from operating activities was driven by a $105.7 million increase in net income (loss) and a $38.7 million increase in cash from changes in operating assets and liabilities, including $26.1 million of income tax refunds associated with the carryback of our 2008 pre-tax loss. These increases were partially offset by an $80.8 million decrease in adjustments to reconcile net income (loss) to cash provided by operating activities, including a $33.9 million decrease in disposals and impairments of assets and a $43.3 million change in deferred income taxes which reflected the establishment of a $26.8 million valuation allowance in 2008 and the reversal of that valuation allowance in 2009. Other changes in operating assets and liabilities included the 2008 decrease in accounts receivable (lower sales volume and timing of wholesale payments), a lower current-year decrease in inventories (current-year includes impact resulting from the reduction in our store base; both years reflect efforts to align inventories with lower sales volume), and a current-year increase in prepaid expenses and other assets (timing of rent and advertising expenses), partially offset by a current-year increase in accounts payable (timing of payments).

Net cash used in investing activities was $2.4 million for 2009, compared with $32.2 million for the same period one year ago. The $29.8 million decrease in net cash used in investing activities was principally due to lower capital expenditures. During 2009, we invested $2.5 million in property and equipment, compared to $32.2 million for the same period one year ago. We limited our purchases of property and equipment to business-critical expenditures during 2009. In both periods, our capital expenditures related primarily to new and remodeled retail stores, and investments in information technology. During 2009 we opened four new retail stores, compared with 19 new retail stores opened during the same period one year ago. Capital expenditures are projected to be approximately $10.0 million in 2010.

Net cash used in financing activities was $59.5 million for 2009, compared with net cash provided by financing activities of $35.0 million for the same period one year ago. The $94.5 million decrease in cash (used in) provided by financing activities resulted from an $84.8 million net decrease in short-term borrowings during 2009 compared with a $35.8 million net increase in short-term borrowings in the prior year, partially offset by a $25.9 million increase in proceeds from the issuance of common stock. During fiscal 2009, we completed two separate equity offerings that generated net proceeds of $26.3 million. Book overdrafts are included in the net change in short-term borrowings.

As of January 2, 2010, the remaining authorization under our stock repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. During 2008 and 2009, we did not purchase any shares of our common stock. We currently have no plans to repurchase our common stock.

In June 2006, we entered into a Credit Agreement (the "Credit Agreement") with a syndicate of banks (the "Lenders"). The Credit Agreement was amended on February 1, 2008, May 30, 2008 and November 13, 2009 to allow greater flexibility under the existing financial covenants, provide additional financial covenants, modify the credit limit and maturity date, increase the cost of borrowing, provide the Lenders with a collateral security interest in substantially all of our assets and those of our subsidiaries, and impose additional restrictions and covenants with respect to our operations.

The Credit Agreement, as amended to date, provides a revolving credit facility for general corporate purposes with net aggregate availability of $40.0 million, which amount decreases to $35.0 million as of March 31, 2010, and $20.0 million as of December 31, 2010. The Credit Agreement terminates in June 2011.

We had no outstanding borrowings under the credit facility as of January 2, 2010. Borrowings under the credit facility totaled $79.2 million as of January 3, 2009. We also had outstanding letters of credit of $4.5 million and $5.9 million as of January 2, 2010, and January 3, 2009, respectively. Outstanding letters of credit reduce the amounts available under the credit facility. At January 2, 2010, and January 3, 2009, $35.5 million and $5.0 million, respectively, were available under the credit facility.

At January 2, 2010, borrowings under the credit facility bore interest at a floating rate and could be maintained as base rate loans (tied to the prime rate, plus a margin of 4.5%) or as Eurocurrency rate loans (tied to LIBOR, plus a margin of 5.5%). We also pay certain facility and agent fees. We are subject to certain financial covenants under the agreement, including a maximum leverage ratio, a minimum interest coverage ratio, minimum EBITDA requirement, and maximum capital expenditure limits. At January 2, 2010, we were in compliance with all financial covenants.

During the fourth quarter of 2009, we obtained $26.3 million in net proceeds from the issuance of 8.6 million shares of our common stock through a private equity placement and a public equity offering. These equity financing transactions significantly improved our liquidity and enhanced our financial flexibility.

Cash generated from operations and our existing credit facility are expected to be sufficient sources of liquidity for the short- and long-term and should provide adequate funding for capital expenditures. In addition, our business model, which can operate with minimal working capital, does not require significant additional capital to fund operations and organic growth. During 2010 we expect to limit borrowings under our credit facility to periods with seasonally low net sales.

We have an agreement with GE Money Bank to offer qualified customers revolving credit arrangements to finance purchases from us (the "GE Agreement"). The GE Agreement contains certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. We were required under the terms of the GE Agreement to provide GE Money Bank with a $1.7 million letter of credit. The letter of credit is supported by our Credit Agreement and reduces the amount available under the Credit Agreement. The letter of credit covers the risk to GE Money Bank for sales returns and warranty claims should we be unable to satisfy these claims. Under the terms of our agreement with GE, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. GE Money Bank may draw on this letter of credit by certifying that we have failed to fund any amounts due under the GE Agreement.

Off-Balance Sheet Arrangements and Contractual Obligations

Other than our operating leases and $4.5 million of outstanding letters of credit, we do not have any off-balance-sheet financing. A summary of our operating lease obligations by fiscal year is included in the "Contractual Obligations" section below. Additional information regarding our operating leases is available in Item 2, *Properties*, and Note 5, *Leases*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Contractual Obligations

The following table presents information regarding our contractual obligations by fiscal year (in thousands):

	Payments Due by Period[1]				
	Total	**< 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**> 5 Years**
Operating leases	$ 133,873	$ 32,538	$ 53,620	$ 31,626	$ 16,089
Capital leases	865	574	291	—	—
Purchase commitments	2,596	2,596	—	—	—
Total	$ 137,334	$ 35,708	$ 53,911	$ 31,626	$ 16,089

(1) Our unrecognized tax benefits of $1.5 million have not been included in the Contractual Obligations table as we are not able to determine a reasonable estimate of timing of the cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, sales, expenses and the related disclosure. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Business and Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes the accounting policies discussed below are the most critical because they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee of our Board.

Our critical accounting policies and estimates relate to asset impairment charges, stock-based compensation, deferred income taxes, self-insured liabilities, warranty liabilities and revenue recognition.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges		
Long-lived assets other than goodwill and other intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We generally estimate fair value of long-lived assets, including our retail stores, using the income approach. The inputs used to determine fair value relate primarily to future assumptions regarding sales volumes, gross profit rates, store operating expenses and applicable probability weightings regarding future alternative uses. These inputs are categorized as Level 3 inputs under the fair value measurements guidance. The inputs used represent management's assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset. Asset impairment charges totaled $0.7 million, $34.6 million and $0.4 million for 2009, 2008 and 2007, respectively. During 2009 total impairment charges included a $0.7 million charge for long-lived assets related to 12 under- performing retail store locations. As of January 2, 2010, the remaining carrying amount of the long-lived assets at these stores totaled $35,000.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to identify events or changes in circumstances indicating the carrying value of assets may not be recoverable, estimate future cash flows, estimate asset fair values, and select a discount rate that reflects the risk inherent in future cash flows. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. As of January 2, 2010, we evaluated 19 under-performing retail stores and one store expected to close before its lease termination date that had sufficient projected future cash flows to support the carrying value of their long-lived assets and therefore, did not result in additional impairment charges. At January 2, 2010, the carrying amount of the long-lived assets for these stores totaled $2.1 million. We believe that our estimates and assumptions used to calculate long-lived asset impairment charges were reasonable and reflect the current economic environment. Our fair value calculations reflect current consumer spending trends. Our fair value calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options. However, it is reasonably possible that an unexpected decline in consumer spending may expose us to future impairment charges that could be material. Alternatively, if consumer spending increases at a higher rate than we anticipated, impaired stores (which continue to operate) could generate higher than expected future cash flows and operating profits.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-Based Compensation		
We have a stock-based compensation plan, which includes non-qualified stock options and nonvested share awards, and an employee stock purchase plan. See Note 1, *Business and Summary of Significant Accounting Policies*, and Note 7, *Shareholders' Equity*, to the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock option awards and the resulting compensation expense at the date of grant using the Black-Scholes-Merton option-pricing model. The most significant inputs into the Black-Scholes-Merton model are exercise price, our estimate of expected stock price volatility and the expected term of the options. We determine the fair value of our performance-based nonvested share awards at the date of grant using generally accepted valuation techniques and the closing market price of our stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee forfeiture rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate or future earnings adjustments. Performance-based nonvested share awards require management to make assumptions regarding the likelihood of achieving performance goals.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. Also, if the actual forfeiture rates are not consistent with the assumptions used, it could result in future earnings adjustments. A 10% change in our stock-based compensation expense for the year ended January 2, 2010, would have affected net income by approximately $197,000 in 2009.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Deferred Income Taxes		
We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization of deferred tax assets is dependent on generating sufficient taxable income within the carryback or carryforward periods provided for in the tax law of each applicable tax jurisdiction. We establish a valuation allowance for any portion of deferred tax assets that are not considered more likely than not to be realized. Our evaluation includes a review of the future reversal of existing taxable temporary differences, future taxable income, taxable income available in carryback periods and tax planning strategies. Our net deferred tax assets, prior to the valuation allowance, totaled $24.3 million and $34.2 million, respectively, for 2009 and 2008.	Our deferred tax valuation allowance contains uncertainties because it requires management to consider all available evidence, both positive and negative, including past operating results and apply judgment on our ability to generate future taxable income sufficient to realize our deferred tax assets. From 2002 through 2007, we generated income before income taxes on average of $50.6 million. Our 2008 operating results were significantly affected by the industry-wide decrease in consumer spending and we realized a loss before income taxes of $72.7 million, including $34.6 million of asset impairment charges. In 2009, we returned to profitability and generated income before income taxes of $14.7 million. During 2008, due to our net loss, our expectations that consumer spending would remain weak and uncertainty regarding future taxable income; we determined that it was more likely than not that a portion of our deferred tax assets would not be realized and we established a $26.8 million deferred tax valuation allowance. In the fourth quarter of 2009, after reviewing all evidence, we concluded that it was more likely than not that substantially all of our deferred tax assets would be realizable. Our conclusion was based on the quality and quantity of positive evidence, including our return to profitability in 2009, our expectations of profitability going forward, successful renegotiation of our credit facility, additional equity infusions, the significant improvement in our liquidity position, actions taken to reduce our cost structure, all providing support for our ability to rely on our estimates of future profitability. Based on that evidence, much of it occurring in the fourth quarter, we reversed substantially all of the deferred tax valuation allowance at the end of 2009. In order to fully realize our federal deferred tax assets, we would need to generate approximately $54 million of future taxable income. There is no expiration period for us to utilize our federal deferred tax assets.	We have not made any material changes in our deferred tax assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used in determining the need for a deferred tax valuation allowance. However, if deeper economic slowdown occurs or consumer spending unexpectedly declines, our conclusion regarding the need for a deferred tax valuation allowance could change in future periods.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Self-Insured Liabilities		
We are self-insured for certain losses related to health and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by third-party administrators. Periodically, management reviews its assumptions and the valuations provided by third-party administrators to determine the adequacy of our self-insured liabilities.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities at January 2, 2010, would have affected net income by approximately $281,000 in 2009.
Warranty Liabilities		
The estimated cost to service warranty claims of customers is included in cost of sales. This estimate is based on historical trends of warranty claims. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.	Our warranty liability contains uncertainties because our warranty obligations cover an extended period of time. A revision of estimated claim rates or the projected cost of materials and freight associated with sending replacement parts to customers could have a material adverse effect on future results of operations.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our warranty liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our warranty liability at January 2, 2010, would have affected net income by approximately $436,000 in 2009.
Revenue Recognition		
Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes. We accrue for sales returns at the time revenue is recognized and charge actual returns against the liability when they are received. Our general return policy is to allow returns after a 30-day trial period. We estimate future projected returns based on historical return rates.	Our estimates of sales returns contain uncertainties as actual returns may vary from expected rates, resulting in adjustments to net sales in future periods. These adjustments could have a material adverse effect on future results of operations.	We have not made any material changes in the accounting methodology used to establish our sales returns allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our sales returns allowance. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our sales returns allowance at January 2, 2010, would have affected net income by approximately $176,000 in 2009.

Recent Accounting Pronouncements

Fair Value Measurements – In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying existing disclosure requirements as well as guidance on new disclosure requirements regarding fair value measurements. The new guidance requires separate disclosure of transfers within the fair value hierarchy between level 1 and level 2. In addition, disclosure of the gross amounts will be required for all purchase, sales, issuances and settlements within level 3 of the fair value hierarchy. This guidance also clarifies current guidance regarding the disclosure of the level of disaggregation a company uses for its fair value measurements. Also, further disclosures regarding inputs and valuation techniques used for the fair value measurements will be required. This guidance is effective for fiscal years beginning after December 15, 2009. We will adopt these disclosure provisions beginning in the first quarter of 2010. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

At January 2, 2010, we had no short-term borrowings. We do not currently manage interest rate risk on our debt through the use of derivative instruments.

Any borrowings under our revolving credit facility are currently not subject to material interest rate risk. The credit facility's interest rate may be reset due to fluctuations in a market-based index, such as the prime rate or LIBOR.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the fiscal years in the three-year period ended January 2, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II related to valuation and qualifying accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 2, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS 157, *Fair Value Measurements* (included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*), and SFAS 159, *The Fair Value Option for Financial Assets and Liabilities* (included in FASB ASC Topic 825, *Financial Instruments*), on December 30, 2007 and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (included in FASB ASC Topic 740, *Income Taxes*), on December 31, 2006.

KPMG LLP

Minneapolis, Minnesota
February 25, 2010

SELECT COMFORT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
January 2, 2010 and January 3, 2009
(in thousands, except per share amounts)

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 17,717	$ 13,057
Accounts receivable, net of allowance for doubtful accounts of $379 and $713, respectively	5,094	4,939
Inventories	15,646	18,675
Income taxes receivable	3,893	25,900
Prepaid expenses	5,879	4,109
Deferred income taxes	5,153	1,323
Other current assets	720	1,150
Total current assets	54,102	69,153
Property and equipment, net	37,682	53,274
Deferred income taxes	19,071	5,941
Other assets	7,385	7,045
Total assets	$ 118,240	$ 135,413
Liabilities and Shareholders' Equity (Deficit)		
Current liabilities:		
Borrowings under revolving credit facility	$ —	$ 79,150
Accounts payable	37,538	40,274
Customer prepayments	11,237	11,480
Accruals:		
Sales returns	2,885	2,744
Compensation and benefits	15,518	14,575
Taxes and withholding	4,528	2,938
Other current liabilities	7,831	8,526
Total current liabilities	79,537	159,687
Warranty liabilities	5,286	5,956
Capital lease obligations	262	621
Other long-term liabilities	10,697	10,779
Total non-current liabilities	16,245	17,356
Total liabilities	95,782	177,043
Shareholders' equity (deficit):		
Undesignated preferred stock; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 142,500 shares authorized, 54,310 and 44,962 shares issued and outstanding, respectively	543	450
Additional paid-in capital	32,860	4,417
Accumulated deficit	(10,945)	(46,497)
Total shareholders' equity (deficit)	22,458	(41,630)
Total liabilities and shareholders' equity (deficit)	$ 118,240	$ 135,413

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended January 2, 2010, January 3, 2009 and December 29, 2007
(in thousands, except per share amounts)

	2009	2008	2007
Net sales	$ 544,202	$ 608,524	$ 799,242
Cost of sales	208,742	249,952	312,827
Gross profit	335,460	358,572	486,415
Operating expenses:			
Sales and marketing	259,244	332,068	372,467
General and administrative	49,560	57,994	64,351
Research and development	1,973	3,374	5,682
Terminated equity financing costs	3,324	—	—
Asset impairment charges	686	34,594	409
Total operating expenses	314,787	428,030	442,909
Operating income (loss)	20,673	(69,458)	43,506
Other expense, net	(5,983)	(3,285)	(40)
Income (loss) before income taxes	14,690	(72,743)	43,466
Income tax (benefit) expense	(20,862)	(2,566)	15,846
Net income (loss)	$ 35,552	$ (70,177)	$ 27,620
Basic net income (loss) per share:			
Net income (loss) per share – basic	$ 0.78	$ (1.59)	$ 0.59
Weighted-average common shares – basic	45,682	44,186	46,536
Diluted net income (loss) per share:			
Net income (loss) per share – diluted	$ 0.77	$ (1.59)	$ 0.57
Weighted-average common shares – diluted	46,198	44,186	48,292

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
Years ended January 2, 2010, January 3, 2009 and December 29, 2007
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
	Shares	Amount			
Balance at December 30, 2006	51,544	515	4,039	111,140	115,694
Exercise of common stock options	566	6	3,483	—	3,489
Tax benefit from stock-based compensation	—	—	1,887	—	1,887
Stock-based compensation	—	—	6,252	—	6,252
Repurchases of common stock	(7,617)	(76)	(16,756)	(115,080)	(131,912)
Issuances of common stock	104	1	1,095	—	1,096
Net income	—	—	—	27,620	27,620
Balance at December 29, 2007	44,597	$ 446	$ —	$ 23,680	$ 24,126
Exercise of common stock options	61	1	92	—	93
Tax benefit from stock-based compensation	—	—	28	—	28
Stock-based compensation	—	—	3,702	—	3,702
Issuances of common stock	304	3	595	—	598
Net loss	—	—	—	(70,177)	(70,177)
Balance at January 3, 2009	44,962	$ 450	$ 4,417	$ (46,497)	$ (41,630)
Exercise of common stock options	57	—	130	—	130
Exercise of warrants	2,000	20	—	—	20
Tax benefit from stock-based compensation	—	—	(1,234)	—	(1,234)
Stock-based compensation	328	3	3,233	—	3,236
Issuances of common stock	6,963	70	26,314	—	26,384
Net income	—	—	—	35,552	35,552
Balance at January 2, 2010	54,310	$ 543	$ 32,860	$ (10,945)	$ 22,458

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended January 2, 2010, January 3, 2009 and December 29, 2007
(in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ 35,552	$ (70,177)	$ 27,620
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	19,054	22,186	24,791
Stock-based compensation	3,236	3,702	6,252
Disposals and impairments of assets	683	34,577	596
Excess tax benefits from stock-based compensation	—	(19)	(1,497)
Changes in deferred income taxes	(18,209)	25,075	(7,280)
Other, net	—	—	270
Change in operating assets and liabilities:			
Accounts receivable	(155)	13,963	(6,738)
Inventories	3,029	13,842	(8,397)
Income taxes receivable	22,007	(25,900)	—
Prepaid expenses and other assets	(1,776)	7,627	(1,020)
Accounts payable	2,545	(20,047)	12,201
Customer prepayments	(243)	3,153	(1,225)
Accrued sales returns	141	(1,007)	(156)
Accrued compensation and benefits	943	(250)	(5,179)
Accrued taxes and withholding	1,604	(1,846)	1,646
Warranty liabilities	(906)	(1,454)	(719)
Other accruals and liabilities	(866)	(452)	2,866
Net cash provided by operating activities	66,639	2,973	44,031
Cash flows from investing activities:			
Purchases of property and equipment	(2,459)	(32,202)	(43,514)
Proceeds from sales of property and equipment	15	—	—
Proceeds from sales and maturity of marketable debt securities	—	—	81,086
Net cash (used in) provided by investing activities	(2,444)	(32,202)	37,572
Cash flows from financing activities:			
Net (decrease) increase in short-term borrowings	(84,756)	35,809	45,240
Repurchases of common stock	—	—	(134,452)
Proceeds from issuance of common stock	26,534	651	4,572
Debt issuance costs	(1,313)	(1,472)	—
Excess tax benefits from stock-based compensation	—	19	1,497
Net cash (used in) provided by financing activities	(59,535)	35,007	(83,143)
Increase (decrease) in cash and cash equivalents	4,660	5,778	(1,540)
Cash and cash equivalents, at beginning of year	13,057	7,279	8,819
Cash and cash equivalents, at end of year	$ 17,717	$ 13,057	$ 7,279
Supplemental Disclosure of Cash Flow Information			
Income taxes (refunded) paid	$ (25,978)	$ (1,313)	$ 20,622
Interest paid	$ 4,747	$ 3,636	$ 1,095
Capital lease obligations incurred	$ 674	$ 1,032	$ —
Purchases of property and equipment included in accounts payable	$ 388	$ 770	$ 4,960

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Policies

Business

Select Comfort Corporation and our wholly-owned subsidiaries ("Select Comfort" or the "Company") develop, manufacture and market premium quality, adjustable-firmness beds and related bedding accessories in the United States. In addition, we also sell to wholesale customers in Alaska, Hawaii, Canada and Australia. We sell through four distribution channels: Retail, Direct, E-Commerce and Wholesale. The percentage of our total net sales from each of our channels during the last three years was as follows:

	2009	2008	2007
Retail	81.2%	78.2%	75.4%
Direct	6.2%	7.7%	8.0%
E-Commerce	5.3%	6.1%	6.8%
Wholesale	7.3%	8.0%	9.8%
Total	100.0%	100.0%	100.0%

Basis of Presentation

The consolidated financial statements include the accounts of Select Comfort Corporation and our subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year ends on the Saturday closest to December 31. Fiscal years and their respective fiscal year ends are as follows: fiscal 2009 ended January 2, 2010; fiscal 2008 ended January 3, 2009; and fiscal 2007 ended December 29, 2007. Fiscal 2008 had 53 weeks. Fiscal years 2009 and 2007 each had 52 weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. The uncertain economic environment has combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Our critical accounting policies consist of asset impairment charges, stock-based compensation, deferred income taxes, self-insured liabilities, warranty liabilities and revenue recognition.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Outstanding checks in excess of funds on deposit ("book overdrafts") totaled $7.4 million and $11.7 million at January 2, 2010, and January 3, 2009, respectively. Book overdrafts are included in accounts payable in our consolidated balance sheets and in financing activities in our consolidated statements of cash flows.

The majority of payments due from third-parties for credit card and debit card transactions are processed within one to three business days. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due for these transactions that are classified as cash and cash equivalents totaled $5.5 million and $2.1 million at January 2, 2010, and January 3, 2009, respectively.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected losses and consist primarily of wholesale receivables and receivables from third-party financiers for customer credit card purchases. The allowance is recognized in an amount equal to anticipated future write-offs. We estimate future write-offs based on delinquencies, aging trends, industry risk trends and our historical experience. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered.

Marketable Debt Securities

Marketable debt securities included highly liquid investment grade debt instruments with original maturities of greater than 90 days issued by the U.S. government and related agencies and municipalities. We did not hold any marketable debt securities at January 2, 2010, or January 3, 2009.

Investments held had an original maturity of up to 36 months. Marketable debt securities with a remaining maturity of greater than one year were classified as non-current.

Through December 30, 2006, we classified our marketable debt securities as "held-to-maturity." We historically valued our marketable debt securities at amortized cost based upon our intent and ability to hold these securities to maturity. On March 23, 2007, marketable debt securities of $67.8 million with an unrealized net loss of $0.3 million were transferred from "held-to-maturity" classification to "available-for-sale" classification. Investments classified as "available-for-sale" are carried at fair market value. The classification change was made to increase liquidity and fund our common stock repurchase program.

During 2007, marketable debt securities with a cost of $64.4 million were sold at a realized loss of $0.3 million. Realized gains and losses are included in other expense, net in our consolidated statements of operations.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the contractual term of the lease, with consideration of lease renewal options if renewal appears probable. Property under capital lease is comprised of manufacturing equipment, and computer equipment used in our retail operations and corporate support areas. Estimated useful lives of our property and equipment by major asset category are as follows:

Leasehold improvements	5 to 10 years
Office furniture and equipment	5 to 7 years
Production machinery, computer equipment and software	3 to 7 years
Property under capital lease	3 to 4 years

Other Assets

Other assets include deposits, patents, trademarks and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. The carrying value of goodwill at both January 2, 2010, and January 3, 2009, was $2.9 million.

Asset Impairment Charges

We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Fair value is determined utilizing widely accepted valuation techniques, including quoted market prices and our market capitalization. During the fourth quarter of 2009, we completed our annual impairment testing of goodwill, using the valuation techniques as described above, and determined there was no impairment.

Warranty Liabilities

We provide a 20-year limited warranty on our adjustable-firmness beds. The customer participates over the last 18 years of the warranty period by paying a portion of the retail value of replacement parts. Estimated warranty costs are expensed at the time of sale based on historical claims rates incurred by us and are adjusted for any current trends as appropriate. Actual warranty claim costs could differ from these estimates. We classify as noncurrent those estimated warranty costs expected to be paid out in greater than one year. The activity in the accrued warranty liabilities account was as follows (in thousands):

	2009	2008	2007
Balance at beginning of year	$ 8,049	$ 9,503	$ 10,223
Additions charged to costs and expenses for current-year sales	5,114	6,105	10,383
Deductions from reserves	(5,822)	(9,537)	(11,093)
Changes in liability for pre-existing warranties during the current year, including expirations	(198)	1,978	(10)
Balance at end of period	$ 7,143	$ 8,049	$ 9,503

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. We adopted the guidance for fair value measurements, as it related to financial assets and liabilities on December 30, 2007, the beginning of our 2008 fiscal year and for nonfinancial assets and liabilities on January 4, 2009, the beginning of our 2009 fiscal year. The adoption of this guidance had no impact on our consolidated financial statements.

We are permitted by current accounting guidance to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (the "Fair Value Option"). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected are reported as a cumulative adjustment to beginning retained earnings. We have not elected the Fair Value Option as we had no financial assets or liabilities that qualified for this treatment. In the future, if we elect the Fair Value Option for certain financial assets and liabilities, we would report unrealized gains and losses due to changes in their fair value in net income at each subsequent reporting date.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, borrowings under our revolving credit facility, and other current assets and liabilities approximate fair value because of their short-term maturity.

Revenue Recognition

Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes.

We accept sales returns after a 30-day trial period. The accrued sales returns estimate is based on historical return rates, which are reasonably consistent from period to period and is adjusted for any current trends as appropriate. If actual returns vary from expected rates, sales in future periods are adjusted.

Cost of Sales, Sales and Marketing, General and Administrative ("G&A") and Research & Development ("R&D") Expenses

The following tables summarize the primary costs classified in each major expense category (the classification of which may vary within our industry):

Cost of Sales

- Costs associated with purchasing, manufacturing, shipping, handling and delivering our products to our stores and customers;
- Physical inventory losses, scrap and obsolescence;
- Related occupancy and depreciation expenses; and
- Estimated costs to service warranty claims of customers.

Sales & Marketing

- Advertising and media production;
- Marketing and selling materials such as brochures, videos, customer mailings and in-store signage;
- Payroll and benefits for sales and customer service staff;
- Store occupancy costs;
- Store depreciation expense; and
- Promotional financing costs.

G&A

- Payroll and benefit costs for corporate employees, including information technology, legal, human resources, finance, sales and marketing administration, investor relations and risk management;
- Occupancy costs of corporate facilities;
- Depreciation related to corporate assets;
- Information hardware, software and maintenance;
- Insurance;
- Investor relations costs; and
- Other overhead costs.

R&D(1)

- Internal labor and benefits related to research and development activities;
- Outside consulting services related to research and development activities; and
- Testing equipment related to research and development activities.

(1) Costs incurred in connection with R&D are charged to expense as incurred.

Operating Leases

We rent office and manufacturing space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and certain building operating expenses. We also rent retail space under operating leases which, in addition to the minimum lease payments, may require payment of contingent rents based upon sales levels and payment of a proportionate share of the real estate taxes and certain building operating expenses.

Rent expense is recognized on a straight-line basis over the lease term, after consideration of rent escalations and rent holidays. We record any difference between the straight-line rent amounts and amounts payable under the leases as part of deferred rent, in other current liabilities or other long-term liabilities, as appropriate. The lease term for purposes of the calculation begins on the earlier of the lease commencement date or the date we take possession of the property. During lease renewal negotiations that extend beyond the original lease term, we estimate straight-line rent expense based on current market conditions. At January 2, 2010, and January 3, 2009, deferred rent included in other current liabilities in our consolidated balance sheets was $1.4 million and $1.3 million, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $4.0 million and $4.3 million, respectively.

Leasehold improvements that are funded by landlord incentives or allowances under an operating lease are recorded as deferred lease incentives, in other current liabilities or other long-term liabilities, as appropriate and amortized as reductions to rent expense over the lease term. At January 2, 2010, and January 3, 2009, deferred lease incentives included in other current liabilities in our consolidated balance sheets were $1.4 million and $1.6 million, respectively, and deferred lease incentives included in other long-term liabilities in our consolidated balance sheets were $4.6 million and $6.1 million, respectively.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales levels, are contingent rents and are excluded from minimum lease payments and included in the determination of total rent expense when it is probable the expense has been incurred and the amount is reasonably estimable. Future payments for real estate taxes and certain building operating expenses for which we are obligated are not included in minimum lease payments.

We also lease delivery trucks associated with our home delivery service, which in addition to the minimum lease payments, require payment of a management fee and contain certain residual value guarantee provisions that would become due at the expiration of the operating agreement if the fair value of the leased vehicles is less than the guaranteed residual value. As of January 2, 2010, the maximum guaranteed residual value at lease expiration was $0.1 million. Historically, payments related to these guarantees have been insignificant. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease is remote and thus, we have not recognized a liability.

Pre-opening Costs

Costs associated with the start up and promotion of new store openings are expensed as incurred.

Advertising Costs

We incur advertising costs associated with print and broadcast advertisements. Advertising costs are charged to expense when the ad first runs. Advertising expense was $61.4 million, $92.0 million and $109.9 million, in 2009, 2008 and 2007, respectively. Advertising costs deferred and included in prepaid expenses in our consolidated balance sheets were $1.8 million and $0.7 million as of January 2, 2010, and January 3, 2009, respectively.

Insurance

We are self-insured for certain losses related to health and workers' compensation claims, although we do obtain third-party insurance coverage to limit exposure to these claims. We estimate our self-insured liabilities using a number of factors including historical claims experience and analysis of incurred but not reported claims. Our self-insurance liability was $4.6 million and $4.8 million at January 2, 2010, and January 3, 2009, respectively, and is included in other current liabilities in our consolidated balance sheets.

Stock-Based Compensation

We record stock-based compensation expense based on the award's fair value at the date of grant and the awards that are expected to vest. We recognize stock-based compensation expense over the period during which an employee is required to provide services in exchange for the award, or to their eligible retirement date, if earlier. We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options and resulting compensation expense. The most significant inputs into the Black-Scholes-Merton option-pricing model are exercise price, our estimate of expected stock price volatility and the weighted-average expected life of the options. We reduce compensation expense by estimated forfeitures. We include as part of cash flows from financing activities the benefit of tax deductions in excess of recognized compensation expense.

See Note 7, *Shareholders' Equity*, for additional information on stock-based compensation.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for any portion of deferred tax assets that are not considered more likely than not to be realized. We evaluate all available positive and negative evidence, including the existence of cumulative year losses and our forecast of future taxable income, to assess the need for a valuation allowance on our deferred tax assets.

We account for uncertain tax benefits by recording a liability for unrecognized tax benefits from uncertain tax positions taken, or expected to be taken, in our tax returns.

We classify interest and penalties on tax uncertainties as a component of income tax (benefit) expense in our consolidated statements of operations.

Income (Loss) Per Share

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share includes potentially dilutive common shares consisting of stock options, restricted stock and warrants using the treasury stock method. In 2008, we excluded shares of restricted stock and stock options from our computation of diluted net loss per share, as their inclusion would have had an anti-dilutive effect (i.e., resulted in a lower loss per share).

Sources of Supply

We currently obtain materials and components used to produce our beds from outside sources. As a result, we are dependent upon suppliers that in some instances, are our sole source of supply. We are continuing our efforts to dual-source key components. The failure of one or more of our suppliers to provide us with materials or components on a timely basis could significantly impact our consolidated results of operations and net income (loss) per share. We believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, although an unexpected loss of supply over a short period of time may not allow us to replace these sources in the ordinary course of business.

New Accounting Pronouncements

Accounting Standards Codification — In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification (the "ASC"), which effectively amended the hierarchy of U.S. generally accepted accounting principles ("GAAP") and established only two levels of GAAP, authoritative and nonauthoritative. All previously existing accounting standard documents were superseded, and the ASC became the single source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became nonauthoritative. The ASC was intended to provide access to the authoritative guidance related to a particular topic in one place. New guidance issued subsequent to June 30, 2009 will be communicated by the FASB through Accounting Standards Updates. The ASC was effective for financial statements for interim or annual reporting periods ending after September 15, 2009. We adopted and applied the provisions of the ASC for our third quarter of 2009, and have eliminated references to pre-ASC accounting standards throughout our consolidated financial statements. As the ASC was not intended to change or alter existing GAAP, it did not have any impact on our consolidated financial statements.

Subsequent Events — In May 2009, the FASB issued new guidance on the treatment of subsequent events which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new guidance was effective for fiscal years and interim periods ended after June 15, 2009, and must be applied prospectively. We adopted and applied the provisions of the new guidance for our second quarter 2009, and have included the required disclosures in Note 1, *Business and Summary of Significant Accounting Policies*. Our adoption of the new guidance did not have an impact on our consolidated financial statements.

Fair Value and Other-Than-Temporary Impairments — In April 2009, the FASB issued new guidance intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. New guidance related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly provides additional guidelines for estimating fair value in accordance with pre-existing guidance on fair value measurements. New guidance on recognition and presentation of other-than-temporary impairments provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt securities, but does not amend existing guidance related to other-than-temporary impairments of equity securities. Lastly, new guidance on interim disclosures about the fair value of financial instruments increases the frequency of fair value disclosures. The new guidance was effective for fiscal years and interim periods ended after June 15, 2009. As such, we adopted the new guidance in the second quarter of 2009, and have included the additional required disclosures about the fair value of financial instruments and valuation techniques within Note 2, *Fair Value Measurements*. Our adoption of the new guidance did not have a material impact on our consolidated financial statements.

Subsequent Events

Events that have occurred subsequent to January 2, 2010 have been evaluated through February 25, 2010, the date we filed this Annual Report on Form 10-K with the Securities and Exchange Commission. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of or for the fiscal year ended January 2, 2010.

(2) Fair Value Measurements

On January 4, 2009, we adopted new guidance for fair value measurements, related to nonfinancial assets and liabilities. Our nonfinancial assets relate primarily to long-lived assets and goodwill. We adopted the guidance for fair value measurements related to financial assets and liabilities on December 30, 2007, the beginning of fiscal 2008.

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

- Level 1 – observable inputs such as quoted prices in active markets;
- Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities that are measured at fair value on a recurring basis

At January 2, 2010, we did not have any nonfinancial assets or liabilities that required a fair-value measurement on a recurring basis. Our financial assets and liabilities requiring a fair-value measurement on a recurring basis were not significant as of January 2, 2010.

Assets and liabilities that are measured at fair value on a non-recurring basis

Goodwill

The test for goodwill impairment is performed at least annually. Fair value is determined using a market-based approach utilizing widely accepted valuation techniques, including quoted market prices and our market capitalization. These inputs are categorized as Level 1 inputs.

Long-Lived Assets

We generally estimate long-lived asset fair values, including our retail stores, using the income approach. The inputs used to determine fair value relate primarily to future assumptions regarding sales volumes, gross profit rates, store operating expenses and applicable probability weightings regarding future alternative uses. These inputs are categorized as Level 3 inputs. The inputs used represent management's assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date.

Our projected fair value calculations reflect recent consumer spending trends with no significant change in the macroeconomic environment for the foreseeable future. Our fair value calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options.

The following table presents the asset impairment charges we recorded during 2009 and the remaining net carrying value of those impaired long-lived assets as of January 2, 2010 (in thousands):

	Net Carrying Value as of January 2, 2010	Fair Value Measured and Recorded At Reporting Date Using			Impairment Charges for 2009
		Level 1	Level 2	Level 3	
Long-lived assets	$ 35	$ —	$ —	$ 35	$ (686)

Financial Assets and Liabilities not Measured at Fair Value

Certain of our financial assets and liabilities are recorded at their carrying amounts which approximate fair value, based on their short-term nature or variable interest rate. These financial assets and liabilities include cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings under our revolving credit facility.

(3) Inventories

Inventories consist of the following (in thousands):

	January 2, 2010	January 3, 2009
Raw materials	$ 3,257	$ 4,280
Work in progress	102	99
Finished goods	12,287	14,296
	$ 15,646	$ 18,675

Our finished goods inventory, as of January 2, 2010, was comprised of $4.8 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $3.4 million of finished components that were ready for assembly for the completion of beds, and $4.1 million of retail accessories.

Our finished goods inventory, as of January 3, 2009, was comprised of $5.6 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $2.7 million of finished components that were ready for assembly for the completion of beds, and $6.0 million of retail accessories.

(4) Property and Equipment

Property and equipment consist of the following (in thousands):

	January 2, 2010	January 3, 2009
Land	$ 1,999	$ 1,999
Leasehold improvements	76,579	89,321
Office furniture and equipment	5,260	5,396
Production machinery, computer equipment and software	66,966	68,130
Property under capital lease	1,837	1,163
Less: Accumulated depreciation and amortization	(114,959)	(112,735)
	$ 37,682	$ 53,274

During 2009, 2008 and 2007, we recorded asset impairment charges of $0.7 million, $34.6 million and $0.4 million, respectively. The impairment charges for 2009 were primarily related to assets at certain stores expected to close prior to their normal lease termination dates. During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications in 2009 and recognized asset impairment charges totaling $27.6 million. In addition, during 2008 and 2007, we reviewed all of our stores for impairment and determined that certain store assets at underperforming stores were impaired. We recognized impairment charges of $7.0 million and $0.4 million, respectively, for the difference between the fair value and the carrying amounts of the related long-lived assets.

Asset impairment charges is one of our critical accounting estimates and requires management to make estimates about future events including sales growth rates, cash flows and asset fair values. We estimate fair values based on probability-weighted discounted cash flows, quoted market prices or other valuation techniques. Predicting future events is inherently an imprecise activity. If actual results are not consistent with the estimates and assumptions used in our asset impairment calculations, we may incur additional impairment charges in the near term.

(5) Leases

Operating Leases

Rent expense was as follows (in thousands):

	2009	2008	2007
Facility Rents:			
Minimum rents	$ 36,040	$ 38,157	$ 32,663
Contingent rents	1,507	1,962	7,564
Total	$ 37,547	$ 40,119	$ 40,227
Equipment rents	$ 2,238	$ 3,412	$ 2,753

Capital Leases

During 2009, we entered into capital leases totaling $0.7 million for certain computer software. During 2008, we entered into capital leases totaling $1.0 million for certain computer and manufacturing equipment. At January 2, 2010, and January 3, 2009, $0.5 million and $0.3 million, respectively, were included in other current liabilities and $0.3 million and $0.5 million, respectively, were included in other long-term liabilities in our consolidated balance sheets.

The aggregate minimum rental commitments under operating leases and future maturities of capital leases for subsequent years are as follows (in thousands):

	Operating	Capital
2010	$ 32,538	$ 574
2011	29,115	285
2012	24,505	6
2013	19,372	—
2014	12,254	—
Thereafter	16,089	—
Total future minimum lease payments	$ 133,873	865
Less: amount representing interest		(52)
Present value of future minimum lease payments		$ 813

(6) Debt

Credit Agreement

In June 2006, we entered into a Credit Agreement (the "Credit Agreement") with a syndicate of banks (the "Lenders"). The Credit Agreement was amended on February 1, 2008, May 30, 2008 and November 13, 2009 to allow greater flexibility under the existing financial covenants, provide additional financial covenants, modify the credit limit and maturity date, increase the cost of borrowing, provide the Lenders with a collateral security interest in substantially all of our assets and those of our subsidiaries, and impose additional restrictions and covenants with respect to our operations.

The Credit Agreement, as amended to date, provides a revolving credit facility for general corporate purposes with net aggregate availability of $40.0 million, which amount decreases to $35.0 million as of March 31, 2010, and $20.0 million as of December 31, 2010. The Credit Agreement terminates in June 2011.

We had no outstanding borrowings as of January 2, 2010. We had outstanding borrowings of $79.2 million under the credit facility as of January 3, 2009. We also had outstanding letters of credit of $4.5 million and $5.9 million as of January 2, 2010, and January 3, 2009, respectively. Outstanding letters of credit reduce the amounts available under the credit facility. At January 2, 2010, and January 3, 2009, $35.5 million and $5.0 million, respectively, were available under this credit facility.

Borrowings under the credit facility bear interest at a floating rate and may be maintained as base rate loans (tied to the prime rate, plus a margin of 4.5%) or as Eurocurrency rate loans (tied to LIBOR, plus a margin of 5.5%). At January 3, 2009, the interest rate on borrowings outstanding under the credit agreements was 6.0%. We also pay certain facility and agent fees. We are subject to certain financial covenants under the agreement, including a maximum leverage ratio, a minimum interest coverage ratio, minimum EBITDA requirement, and maximum capital expenditure limits. At January 2, 2010, we were in compliance with all financial covenants.

(7) Shareholders' Equity

Stock-Based Compensation Plans

We compensate officers, directors and key employees with stock-based compensation under three stock plans approved by our shareholders in 1990, 1997 and 2004 and administered under the supervision of our Board of Directors ("Board"). At January 2, 2010, a total of 852,000 shares were available for future grant under the 2004 stock plan. Stock option awards are granted at exercise prices equal to the closing price of our stock on the date of grant. Generally, options vest proportionally over periods of three to four years from the dates of the grant and expire after ten years. Compensation expense is recognized ratably over the vesting period.

Stock Options

A summary of our stock option activity for the year ended January 2, 2010, is as follows (in thousands, except per share amounts):

	Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value [1]
Outstanding at January 3, 2009	5,074	$ 10.67	4.9	$ —
Granted	575	1.72		
Exercised	(57)	2.29		
Canceled/Forfeited	(781)	11.44		
Outstanding at January 2, 2010	4,811	$ 9.57	4.8	$ 9,935
Exercisable at January 2, 2010	3,281	$ 8.60	3.4	$ 6,286

[1] Aggregate intrinsic value includes only those options where the current share price is equal to or greater than the share price on the date of grant. At January 3, 2009, the intrinsic value of all outstanding options was zero.

Other information pertaining to options for the years ended January 2, 2010; January 3, 2009; and December 29, 2007; is as follows (in thousands, except per share amounts):

	2009	2008	2007
Weighted-average grant date fair value of stock options granted	$ 1.17	$ 1.65	$ 8.94
Total intrinsic value (at exercise) of stock options exercised	$ 140	$ 115	$ 6,637
Cash received from the exercise of stock options	$ 130	$ 92	$ 3,489
Stock-based compensation expense recognized in the consolidated statements of operations	$ 2,184	$ 2,916	$ 4,528
Excess income tax benefits from exercise of stock options	$ —	$ 19	$ 1,497

At January 2, 2010, there was $4.7 million of total stock option compensation expense related to non-vested awards not yet recognized, which is expected to be recognized over a weighted-average period of 4.6 years.

Determining Fair Value

We estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and a single option award approach. Forfeitures are estimated using historical experience and projected employee turnover. A description of significant assumptions used to estimate the expected volatility, risk-free interest rate and expected terms is follows:

Expected Volatility – Expected volatility was determined based on implied volatility of our traded options and historical volatility of our stock price.

Risk-Free Interest Rate – The risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues at the date of grant with a term equal to the expected term.

Expected Term – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

The assumptions used to calculate the fair value of awards granted during 2009, 2008 and 2007 using the Black-Scholes-Merton option-pricing model were as follows:

Valuation Assumptions	2009	2008	2007
Expected dividend yield	0%	0%	0%
Expected volatility	89%	52%	50%
Risk-free interest rate	2.4%	2.5%	4.7%
Expected term (in years)	4.8	5.3	5.2

Restricted and Performance Stock

We issue restricted and performance stock awards to certain employees in conjunction with our stock-based compensation plan. The awards generally cliff-vest from three to five years based on continued employment ("time based"). Compensation expense related to time-based stock awards is determined on the grant-date based on the publicly quoted fair market value of our common stock and is charged to earnings on a straight-line basis over the vesting period. Performance stock may be earned and become vested in a specific percentage depending upon the extent to which the target performance is met as of the last day of the performance cycle ("performance based").

Total compensation expense related to time-based restricted and performance-based stock awards was $1.1 million, $0.8 million and $1.7 million, for the years ended January 2, 2010; January 3, 2009; and December 29, 2007, respectively. There were 190,000 and 38,000 restricted and performance stock awards vested at January 2, 2010, and January 3, 2009, respectively. All outstanding restricted and performance stock awards were unvested at December 29, 2007. Restricted and performance stock activity was as follows for the year ended January 2, 2010 (in thousands, except per share amounts):

	Restricted Stock	Weighted-Average Grant Date Fair Value	Performance Stock	Weighted-Average Grant Date Fair Value
Outstanding at January 3, 2009	360	$ 13.20	251	$ 12.36
Granted	105	2.98	298	0.92
Canceled/Forfeited	(151)	14.76	(76)	7.14
Outstanding at January 2, 2010	314	$ 9.03	473	$ 5.81

At January 2, 2010, there was $1.5 million of unrecognized compensation expense related to non-vested restricted and performance share awards, which is expected to be recognized over a weighted-average period of 2.0 years.

Repurchases of Common Stock

On April 20, 2007, our Board authorized the repurchase of up to an additional $250.0 million of our common stock, bringing the total availability under our share repurchase program to $290.0 million. During 2009 and 2008, we did not repurchase any shares of common stock. During 2007, we repurchased and retired 7,617,000 shares through open market purchases at a cost of $131.9 million (based on trade dates). As of January 2, 2010, the remaining authorization under our share repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. We currently have no plans to repurchase our stock under this authorization.

The cost of stock repurchases is first charged to additional paid-in capital. Once additional paid-in capital is reduced to zero, any additional amounts are charged to retained earnings (accumulated deficit).

Equity Financing

In May 2009 we entered into a securities purchase agreement with Sterling Partners, a private equity firm. During a special meeting of shareholders held August 27, 2009, our shareholders did not approve the May 2009 securities purchase agreement. During the third quarter of 2009, we expensed $3.3 million of direct, incremental costs incurred in connection with the terminated equity financing.

During the fourth quarter of 2009, we obtained $26.3 million in net proceeds from the issuance of 8.6 million shares of our common stock through a private equity placement and a public equity offering.

Dividends

We have not historically paid cash dividends on our common stock and we are restricted from paying dividends under our credit agreement.

Net Income (Loss) per Common Share

The following computations reconcile net income (loss) per share – basic with net income (loss) per share – diluted (in thousands, except per share amounts):

	2009	2008	2007
Net income (loss)	$ 35,552	$ (70,177)	$ 27,620
Reconciliation of weighted-average shares outstanding:			
Basic weighted-average shares outstanding	45,682	44,186	46,536
Effect of dilutive securities:			
Options	219	—	1,455
Warrants	28	—	—
Restricted shares	269	—	301
Diluted weighted-average shares outstanding	46,198	44,186	48,292
Net income (loss) per share – basic	$ 0.78	$ (1.59)	$ 0.59
Net income (loss) per share – diluted	0.77	(1.59)	0.57

Additional potentially dilutive stock options totaling 4,405,000, 5,124,000 and 2,441,000 for the years 2009, 2008 and 2007, respectively, have been excluded from diluted EPS because these securities' exercise prices were greater than the average market price of our common shares.

In addition, we excluded certain shares of restricted stock and stock options from our diluted net income (loss) per share calculations as their inclusion would have had an anti-dilutive effect on our net income (loss) per diluted share (i.e., resulted in a lower loss per share). For 2008, we excluded 444,000 shares of restricted stock and 212,000 stock options from our computation of diluted net loss per share.

(8) Other Expense, Net

Other expense, net, consisted of the following (in thousands):

	2009	2008	2007
Interest income	$ 16	$ 90	$ 1,079
Interest expense	(5,708)	(4,120)	(1,163)
Write-off unamortized debt cost	(291)	(131)	—
Capitalized interest expense	—	876	314
Realized loss on sales of marketable debt securities	—	—	(270)
Other expense, net	$ (5,983)	$ (3,285)	$ (40)

(9) Income Taxes

The (benefit) expense for income taxes consisted of the following (in thousands):

	2009	2008	2007
Current:			
Federal	$ (2,763)	$ (26,910)	$ 19,454
State	103	(732)	3,672
	(2,660)	(27,642)	23,126
Deferred:			
Federal	(16,231)	26,853	(6,348)
State	(1,971)	(1,777)	(932)
	(18,202)	25,076	(7,280)
Income tax (benefit) expense	$ (20,862)	$ (2,566)	$ 15,846

The following table provides a reconciliation of our income tax (benefit) expense at the statutory federal tax rate to our actual income tax (benefit) expense:

	2009	2008	2007
Statutory federal income tax	$ 5,141	$ (25,460)	$ 15,213
Change in valuation allowance	(26,840)	26,840	—
Changes in unrecognized tax benefits	730	—	—
State income taxes, net of federal benefit	688	(3,258)	1,781
Other	(581)	(688)	(1,148)
	$ (20,862)	$ (2,566)	$ 15,846

We file income tax returns with the U.S. federal government and various state jurisdictions. In the normal course of business, we are subject to examination by federal and state taxing authorities. We are no longer subject to federal or state income tax examinations for years prior to 2005.

Deferred Income Taxes

The tax effects of temporary differences that give rise to deferred income taxes were as follows (in thousands):

	2009	2008
Deferred tax assets:		
Current:		
Compensation and benefits	$ 1,193	$ 2,689
Warranty and returns liabilities	1,775	1,935
Deferred rent and lease incentives	953	984
Other	1,231	609
Long-term:		
Property and equipment	3,188	12,161
Stock-based compensation	6,957	6,835
Deferred rent and lease incentives	2,701	3,324
Warranty liability	2,096	2,008
Net operating loss, capital loss and tax credit carryforwards	3,418	2,933
Other	806	719
Total gross deferred tax assets	24,318	34,197
Valuation allowance	(94)	(26,933)
Total net deferred tax assets	$ 24,224	$ 7,264

At January 2, 2010, we had net operating loss carryforwards for state income tax purposes of $67.3 million which will expire between 2011 and 2029.

We evaluate our deferred income taxes quarterly to determine if valuation allowances are required. As part of this evaluation, we assess whether valuation allowances should be established for any deferred tax assets that are not considered more likely than not to be realized, using all available evidence, both positive and negative. This assessment considers, among other matters, the nature, frequency, and severity of recent losses, forecasts of future profitability, taxable income in available carryback periods and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified.

We had a $0.1 million and $26.9 million tax valuation allowance at January 2, 2010, and January 3, 2009, respectively.

In 2008 based on all available evidence, we established a $26.8 million valuation allowance against deferred tax assets. In 2009, after reviewing all evidence, we concluded that it was more likely than not that substantially all of our deferred tax assets would be realizable. Our conclusion was based on the quality and quantity of positive evidence, including our return to profitability in 2009, our expectations of profitability going forward, successful renegotiation of our credit facility, additional equity infusions, the significant improvement in our liquidity position, actions taken to reduce our cost structure, all providing support for our ability to rely on our estimates of future profitability. Based on that evidence, much of it occurring in the fourth quarter, we reversed substantially all of the deferred tax valuation allowance at the end of 2009. In order to fully realize our federal deferred tax assets, we would need to generate approximately $54 million of future taxable income. There is no expiration period for us to utilize our federal deferred tax assets.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2008 and 2009 was as follows (in thousands):

	Federal And State Tax	Accrued Interest And Penalties	Gross Unrecognized Income Tax Benefits
Balance December 29, 2007	$ 97	$ —	$ 97
Decreases related to prior-year tax positions	(50)	—	(50)
Increases related to prior-year tax positions	105	3	108
Balance January 3, 2009	$ 152	$ 3	$ 155
Increases related to prior-year tax positions	243	78	321
Increases related to current-year tax positions	980	—	980
Balance January 2, 2010	$ 1,375	$ 81	$ 1,456

In 2009, 2008 and 2007, we included $78,000, $3,000 and $8,000, respectively, of penalties and interest in income tax (benefit) expense.

At January 2, 2010, and January 3, 2009, the total amounts of unrecognized tax benefits for uncertain tax positions were $884,000 and $155,000, respectively, that if recognized, would impact the effective tax rate. The amount of unrecognized tax benefits are not expected to change materially within the next 12 months.

(10) Employee Benefit Plans

Profit Sharing and 401(k) Plan

Under our profit sharing and 401(k) plan, eligible employees may defer up to 50% of their compensation on a pre-tax basis, subject to Internal Revenue Service limitations. Each year, we may make a discretionary contribution equal to a percentage of the employee's contribution. Beginning in the fourth quarter of fiscal 2008, due to the challenging business environment, we temporarily discontinued our discretionary 401(k) contribution. There was no contribution during 2009. During 2008 and 2007, our contributions, net of forfeitures, were $1.9 million and $2.8 million, respectively.

Employee Stock Purchase Plan

We had an employee stock purchase plan ("ESPP") which permitted employees to purchase our common stock at a 5% discount based on the average price of the stock on the last business day of the offering period (calendar quarter basis). Purchases were funded by employee payroll deductions during the offering period. We discontinued our ESPP plan at the beginning of 2009. At January 3, 2009, ESPP participants had accumulated $132,000 to purchase our common stock. Employees purchased 342,561 shares in 2009, 236,847 shares in 2008 and 68,670 shares in 2007 under this plan.

(11) Commitments and Contingencies

On April 25, 2008, a lawsuit was filed against one of our subsidiaries in Superior Court in Santa Clara County, California by one of our customers. The complaint asserted various claims related to products liability, breach of warranty, concealment, intentional misrepresentation and negligent misrepresentation and sought class certification. The complaint alleged that products sold by us prior to 2006 had a unique propensity to develop mold, alleged that the plaintiff suffered adverse health effects, and sought various forms of legal and equitable relief, including without limitation unspecified damages, punitive and exemplary damages, attorneys' fees and costs, and injunctive relief. We removed the case to the U.S. District Court for the Northern District of California. On September 30, 2008, the Court granted our motion to dismiss and strike the purported class action claims, and allowed plaintiff leave to amend the complaint. On October 30, 2008, plaintiff and additional named plaintiffs filed a first amended complaint alleging facts similar to those asserted in the initial complaint and asserting additional claims, including antitrust and RICO claims. On June 5, 2009, the Court granted our motion to dismiss and strike the purported class action claims of the first amended complaint, and allowed plaintiffs leave to amend the complaint with respect to certain of the alleged claims. On July 6, 2009, plaintiffs filed a second amended complaint alleging facts similar to those asserted in the prior complaints, limiting the purported class to California and Florida residents, and asserting claims related to negligence, product liability, breach of warranty under federal and state statutes and unfair competition under state statutes. On December 4, the Court granted our motion to strike plaintiffs' newly alleged claims and granted our motion to dismiss plaintiffs' remaining claims, and allowed plaintiffs leave to amend only with respect to certain of the alleged claims. On January 4, 2010, plaintiffs filed a third amended complaint alleging facts similar to those asserted in the prior complaints, limiting the purported class to California and Florida residents, and asserting claims related to negligence, product liability, breach of warranty under federal and state statutes and unfair competition under state statutes. We have filed a motion to dismiss that is scheduled to be heard on April 30, 2010. As of January 2, 2010, no accrual had been established with respect to this matter as we believe that the complaint is without merit and we intend to continue to vigorously defend the claims.

On April 30, 2009, a lawsuit was filed against the Company and one of its subsidiaries in United States District Court for the Northern District of Illinois by a former employee alleging that the Company misclassified all non-California store managers as exempt from the overtime requirements of the Fair Labor Standards Act. The plaintiff further alleges that all Illinois store managers were similarly misclassified under the Illinois Minimum Wage Law. After an initial round of discovery, on July 27, 2009, plaintiff filed a motion seeking permission to send notices to all similarly situated store managers informing them that they have the right to join this potential collective action lawsuit. On December 9, 2009, the Court ruled that plaintiff is permitted to send notice only to certain existing and former store managers within the State of Illinois inviting them to join the case. The opt-in period for potential class members to join the case expires on March 15, 2010. We believe that all store managers have been properly classified under both federal and state standards and we intend to vigorously defend the case. As of January 2, 2010, no accrual had been established with respect to this matter as we believe that the complaint is without merit and we intend to continue to vigorously defend the claims.

We are subject from time to time to various other potential claims and other legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these other matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In the fiscal quarter ended January 2, 2010, we recorded a liability in our consolidated financial statements of $1.6 million with respect to contingent liabilities that we determined to be both probable and reasonably estimable. We believe that we have valid defenses to the various claims that have or may be asserted against us as described above and we do not expect the outcome of these matters to have a material effect on our consolidated results of operations, financial position or cash flows beyond the liabilities that have been accrued. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us, or claims as to which we are presently unaware, could adversely impact our results of operations, financial position or cash flows. We expense legal costs as incurred.

Consumer Credit Arrangements

We refer customers seeking extended financing to certain third party financiers ("Card Servicers"). The Card Servicers, if credit is granted, establish the interest rates, fees, and all other terms and conditions of the customer's account based on their evaluation of the creditworthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from us. We are not liable to the Card Servicers for our customers' credit defaults. In connection with customer purchases financed under these arrangements, the Card Servicers pay us an amount equal to the total amount of such purchases, net of promotional related discounts. The amounts due from Card Servicers under the program were included in accounts receivable and totaled $1.2 million and $1.0 million as of January 2, 2010, and January 3, 2009, respectively.

Our agreement, under which GE Money Bank offers to our qualified customers revolving credit arrangements to finance purchases from us (the "GE Agreement"), contains certain financial covenants, including maximum leverage ratio and minimum interest coverage. We were required under the terms of the GE Agreement to provide GE Money Bank with a $1.7 million letter of credit as collateral security.

Commitments

As of January 2, 2010, we had $2.6 million of inventory purchase commitments with our suppliers as part of the normal course of business. There are a limited number of supply contracts that contain penalty provisions for failure to purchase contracted quantities. We do not currently expect any payments under these provisions.

At January 2, 2010, we had entered into one lease commitment for a future retail store location. This lease commitment provides for minimum rentals over five years, which if consummated based on current cost estimates, would approximate $0.3 million annually over the initial lease term. These minimum rentals have been included in the future minimum lease payments in Note 5, *Leases*.

(12) Summary of Quarterly Financial Data (unaudited)

The following is a condensed summary of actual quarterly results for 2009 and 2008 (in thousands, except per share amounts):

2009	**Fourth**	**Third**	**Second**	**First**
Net sales	$ 136,471	$ 147,470	$ 120,647	$ 139,614
Gross profit	85,781	93,555	74,340	81,784
Operating income	7,479	11,980	952	262
Net income (loss)	35,309	6,899	(3,961)	(2,695)
Net income (loss) per share – diluted	0.69	0.15	(0.09)	(0.06)

2008	**Fourth**	**Third**	**Second**	**First**
Net sales	$ 131,073	$ 157,231	$ 152,055	$ 168,165
Gross profit	73,246	97,756	90,644	96,926
Operating (loss) income	(50,217)	2,052	(10,251)	(11,042)
Net (loss) income	(57,436)	983	(6,591)	(7,133)
Net (loss) income per share – diluted	(1.30)	0.02	(0.15)	(0.16)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that our internal control over financial reporting was effective as of January 2, 2010.

Fourth Quarter Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended January 2, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2010 Annual Meeting of Shareholders is incorporated herein by reference. Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a Code of Business Conduct applicable to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). The Code of Business Conduct is available on the Investor Relations section of our Web site at *http://www.selectcomfort.com*. In the event that we amend or waive any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer and controller, we intend to disclose the same on our Web site at *http://www.selectcomfort.com*.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation" in our Proxy Statement for our 2010 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K and the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in our Proxy Statement for our 2010 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Corporate Governance" in our Proxy Statement for our 2010 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the caption "Approval of Selection of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2010 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Schedule

(1) Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Shareholders' Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Financial Statement Schedule

(2) **Consolidated Financial Statement Schedule**

The following Report and financial statement schedule are included in this Part IV.

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) **Exhibits**

The exhibits to this Report are listed in the Exhibit Index below.

We will furnish a copy of any of the exhibits referred to above at a reasonable cost to any shareholder upon receipt of a written request. Requests should be sent to: Select Comfort Corporation, Investor Relations Department, 9800 59th Avenue North, Minneapolis, Minnesota 55442.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 15(c):

1. Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated
2. Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated
3. Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans
4. Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans
5. Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)
6. Form of Nonstatutory Stock Option Award Agreement under the 2004 Stock Incentive Plan
7. Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan
8. Form of Performance Stock Award Agreement under the 2004 Stock Incentive Plan
9. Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the 2004 Stock Incentive Plan
10. Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement
11. Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008
12. Select Comfort Executive and Key Employee Incentive Plan
13. Employment Letter from the Company to William R. McLaughlin dated March 3, 2000
14. Employment Letter from the Company to William R. McLaughlin dated March 2, 2006

15. Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008
16. Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008
17. Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005
18. Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005
19. Employment Letter from the Company to Mark A. Kimball dated April 22, 1999
20. Summary of Executive Health Program
21. Summary of Executive Tax and Financial Planning Program
22. Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
23. First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
24. Summary of Non-Employee Director Compensation

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELECT COMFORT CORPORATION
(Registrant)

Dated: February 25, 2010

By: /s/ William R. McLaughlin
William R. McLaughlin
Chief Executive Officer
(principal executive officer)

By: /s/ James C. Raabe
James C. Raabe
Chief Financial Officer
(principal financial and accounting officer)

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints William R. McLaughlin, James C. Raabe and Mark A. Kimball, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date or dates indicated.

NAME	TITLE	DATE
/s/ Ervin R. Shames Ervin R. Shames	Chairman of the Board	February 19, 2010
/s/ William R. McLaughlin William R. McLaughlin	Director	February 25, 2010
/s/ Thomas J. Albani Thomas J. Albani	Director	February 17, 2010
/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	February 22, 2010
/s/ Christopher P. Kirchen Christopher P. Kirchen	Director	February 21, 2010
/s/ David T. Kollat David T. Kollat	Director	February 18, 2010
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	February 25, 2010
/s/ Michael A. Peel Michael A. Peel	Director	February 22, 2010
/s/ Jean-Michel Valette Jean-Michel Valette	Director	February 21, 2010

SELECT COMFORT CORPORATION
EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 2, 2010

Exhibit No.	Description	Method Of Filing
3.1	Third Restated Articles of Incorporation of the Company, as amended	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
3.2	Articles of Amendment to Third Restated Articles of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 16, 2006 (File No. 0-25121)
3.3	Restated Bylaws of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 21, 2007 (File No. 0-25121)
10.1	Net Lease Agreement dated December 3, 1993 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.2	Amendment of Lease dated August 10, 1994 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.2 contained in the Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.3	Second Amendment to Lease dated May 10, 1995 between the Company and Rushmore Plaza Partners Limited Partnership (successor to Opus Corporation)	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.4	Letter Agreement dated as of October 5, 1995 between the Company and Rushmore Plaza Partners Limited Partnership	Incorporated by reference to Exhibit 10.4 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.5	Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of January 1, 1996 among the Company, Rushmore Plaza Partners Limited Partnership and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.5 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.6	Fourth Amendment to Lease dated June 30, 2003 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual report on Form 10-K for the fiscal year ended January 3, 2004 (File No. 0-25121)
10.7	Fifth Amendment to Lease dated August 28, 2006 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended September 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.8	Lease Agreement dated as of September 19, 2002 between the Company and Blind John, LLC (as successor to Frastacky (US) Properties Limited Partnership)	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.9	Lease Agreement dated September 30, 1998 between the Company and ProLogis Development Services Incorporated	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.10	Net Lease Agreement (Build-to-Suit) by and between Opus Northwest LLC, as Landlord, and Select Comfort Corporation, as Tenant, dated July 26, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.11	Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (File No. 0-25121)
10.12	Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated	Incorporated by reference to Exhibit 10.8 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121)
10.13	Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.16 contained in the Company's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.14	Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.15	Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)	Incorporated by reference to Exhibit 10.16 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.16	Form of Nonstatutory Stock Option Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.28 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.17	Form of Restricted Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.18	Form of Performance Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.30 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.19	Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.20 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.20	Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.21	Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008	Incorporated by reference to Exhibit 10.21 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 0-25121).
10.22	Select Comfort Executive and Key Employee Incentive Plan	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 (File No. 0-25121)
10.23	Employment Letter from the Company to William R. McLaughlin dated March 3, 2000	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 (File No. 0-25121)
10.24	Employment Letter from the Company to William R. McLaughlin dated March 2, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 6, 2006 (File No. 0-25121)
10.25	Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 27, 2008 (File No. 0-25121)
10.26	Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 24, 2008 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.27	Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.28	Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005	Incorporated by reference to Exhibit 10.18 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.29	Employment Letter from the Company to Mark A. Kimball dated April 22, 1999	Incorporated by reference to Exhibit 10.25 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
10.30	Summary of Executive Health Program	Incorporated by reference to Exhibit 10.36 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.31	Summary of Executive Tax and Financial Planning Program	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 3, 2005 (File No. 0-25121)
10.32	Amended and Restated Select Comfort Corporation Executive Severance Pay Plan, dated as of August 21, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed August 21, 2008 (File No. 0-25121)
10.33	First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.34 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 0-25121).
10.34	Summary of Non-Employee Director Compensation	Filed herewith
10.35	Supply Agreement dated October 3, 2006 between the Company and Supplier (1)	Incorporated by reference to Exhibit 10.39 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.36	Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of December 14, 2005 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation (1)	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed December 20, 2005 (File No. 0-25121)
10.37	First Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of April 23, 2007 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 27, 2007 (File No. 0-25121)
10.38	Second Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of February 1, 2008 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
10.39	GE Waiver and Consent dated May 21, 2009	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Current Report on Form 8-K filed May 26, 2009 (File No. 0-25121)
10.40	Securities Purchase Agreement by and between Select Comfort Corporation and Sterling SC Investor, LLC	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed October 5, 2009 (File No. 0-25121)
10.41	Guarantee by Sterling Capital Partners III, LP in favor of Select Comfort	Incorporated by reference to Exhibit 10.2 contained in Select Comfort's Current Report on Form 8-K filed October 5, 2009 (File No. 0-25121)
10.42	Settlement, Mutual Termination and General Release Agreement by and between Select Comfort Corporation and Sterling SC Investor, LLC	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Current Report on Form 8-K filed October 5, 2009 (File No. 0-25121)
10.43	Registration Rights Agreement by and between Select Comfort Corporation and Sterling SC Investor, LLC	Incorporated by reference to Exhibit 10.4 contained in Select Comfort's Current Report on Form 8-K filed October 5, 2009 (File No. 0-25121)
10.44	Amended and Restated Credit Agreement, dated November 13, 2009, by and among Select Comfort Corporation and the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed November 16, 2009 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.45	Purchase Agreement, dated as of December 8, 2009, by and among Select Comfort Corporation and Piper Jaffray & Co.	Incorporated by reference to Exhibit 1.1 contained in Select Comfort's Current Report on Form 8-K filed December 8, 2009 (File No. 0-25121)
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Included on signature page
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

(1) Confidential treatment has been granted by the Securities and Exchange Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

SELECT COMFORT CORPORATION AND SUBSIDIARIES
Schedule II – Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowance for doubtful accounts				
2009	$ 713	$ 138	$ 472	$ 379
2008	876	814	977	713
2007	529	1,035	688	876
Accrued sales returns				
2009	$ 2,744	$ 25,920	$ 25,779	$ 2,885
2008	3,751	34,410	35,417	2,744
2007	3,907	43,716	43,872	3,751


select comfort.

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